As filed with the Securities and Exchange Commission on December 19, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

AP GAMING HOLDCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-3698600
(State of incorporation)	(I.R.S. Employer Identification Number)
6680 Amelia Earhart Court Las Vegas, NV	89119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (702) 722-6700

Copies of correspondence to:
David Sambur AP Gaming Holdco, Inc. 6680 Amelia Earhart Court Las Vegas, NV 89119	Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

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EXPLANATORY NOTE

This registration statement on Form 10 (“Registration Statement”) is being filed by AP Gaming Holdco, Inc. (“AP Gaming”) in order to register its common stock, par value $0.01 per share (“Common Stock”), voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise noted or indicated by the context, the terms “the Company,” “we,” “us” and “our” refer to AP Gaming and AGS Capital, LLC (“AGS Capital”), together with its consolidated subsidiaries. The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negatives thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this Registration Statement in Item 1. “Business,” Item 1A. “Risk Factors” and Item 2. “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. These forward-looking statements include statements that are not historical facts, including statements concerning our possible or assumed future actions and business strategies.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to develop and manage frequent introductions of innovative products;

•	changing economic conditions and other factors that adversely affect the casino industry, the play levels of our participation games, product sales and our ability to collect outstanding receivables from our customers;

•	the effect of our substantial indebtedness on our ability to raise additional capital to fund our operations, react to changes in the economy or our industry and make debt service payments;

•	the Acquisition (as defined herein) may not be completed within the anticipated timeframe or at all, which could adversely affect anticipated benefits of the Acquisition or our business, financial condition and results of operations;

•	changes in player and operator preferences in participation games, which may adversely affect demand for our products;

•	increased competition in the gaming industry;

•	changing regulations, new interpretations of existing laws, or delays in obtaining or maintaining required licenses or approvals, which may affect our ability to operate in existing markets or expand to new jurisdictions;

•	changes in the regulatory scheme governing tribal gaming impacting our games and Native American customers, which could adversely affect revenues;

•	legal and regulatory uncertainties of gaming markets, including, without limitation, the ability to enforce contractual rights on Native American land;

•	decreases in our revenue share percentage in our participation agreements with customers;

•	slow growth in the establishment of new gaming jurisdictions, declines in the rate of replacement of existing gaming machines and ownership changes and consolidation in the casino industry;

•	our ability to realize satisfactory returns on money lent to new and existing customers to develop or expand gaming facilities or to acquire gaming routes;

•	adverse local economic, regulatory or licensing changes in Oklahoma, the state in which the majority of our revenue has been derived, or material decreases in our revenue with our largest customer, which comprised approximately 35% of our gaming revenue for the fiscal year ended December 31, 2012;

•	inability to protect or enforce our intellectual property;

•	future claims of litigation or intellectual property infringement or invalidity, and adverse outcomes of those claims;

•	failure to attract, retain and motivate key employees;

•	legislation in states and other jurisdictions which may amend or repeal existing gaming legislation;

•	the security and integrity of our systems and products;

•	losses due to technical problems or fraudulent activities related to our gaming machines and online operations;

•	current and future environmental, health and safety laws and regulations;

•	product defects which could damage our reputation and our results of operations;

•	quarterly fluctuation of our business;

•	certain restrictive open source licenses requiring us to make the source code of some of our products available to third parties and potentially granting third parties certain rights to the software;

•	recently introduced or proposed smoking bans on smoking at our facilities that may adversely affect our operations;

•	upon consummation of the Acquisition (as defined herein), the beneficial ownership of our equity by funds affiliated with Apollo (as defined herein) who will control us, may have conflicts of interest with us in the future, and may have interests that differ from your interests as a holder of our Common Stock;

•	failure of our suppliers to meet our performance and quality standards or requirements could result in additional costs or loss of customers;

•	risks related to casino operations which are conducted at the discretion of our customers;

•	risks related to operations in foreign countries and outside of traditional U.S. jurisdictions; and

•	the other factors discussed under Item 1A. “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Registration Statement. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments unless required by federal securities law. New factors emerge from time to time, and it is not possible for us to predict all such factors.

ITEM 1.	BUSINESS.

Overview

We are a leading designer and manufacturer of Class II gaming machines for the Native American gaming market with an emerging presence in a broad range of commercial markets in the United States. As of September 30, 2013, we had 8,135 gaming machines in 169 gaming facilities in 18 U.S. states, with 145 gaming facilities under revenue sharing agreements and 24 facilities under daily fixed fee agreements. The majority of our systems are used by Native American gaming operators in both Class II and Class III environments, with a recent expansion into the Illinois video gaming terminal, or VGT, market. Our products include electronic gaming machines, server-based systems and back-office systems that are used by casinos and other gaming locations. We believe our top titles are some of the most popular Class II games and among the highest grossing titles in our customers’ facilities.

We currently derive substantially all of our gaming revenues from lease agreements whereby we place gaming machines and systems at a customer’s facility in return for either a share of the revenues that these games and systems generate or a daily fee, which we collectively refer to as “participation agreements” and as our “participation model.” For the twelve months ended September 30, 2013, approximately 98% of our total revenue was recurring, generated from participation agreements and other licensing fees. Our participation model provides our customers with distinct advantages. By leasing our gaming machines to customers, we enable our customers to introduce new games in their facilities with minimal cost and financial risk. Additionally, the participation model directly aligns our interests with our customers through a shared dependence on the games’ performance. We successfully grew our domestic installed base of participation gaming machines every year from 2003 to September 30, 2013, and we remain highly focused on continuing to expand our domestic installed base of participation gaming machines in both our current and new markets. We have also substantially increased the number of markets in which we have participation gaming machines, from four U.S. states in 2006 to 18 U.S. states as of September 30, 2013. We also have historically generated revenue from the opportunistic sale of gaming machines and systems. We expect gaming machine sales and systems sales to continue to play a role in our business and complement our core participation model as we expand into new gaming markets.

Our focus has been in the Native American segment of the gaming market, particularly Class II gaming. With 5,648 Class II machines installed in over 97 facilities across eight states, we estimate that we are one of the top three suppliers of Class II games to Native American gaming operators. We also believe that we have a leading market position within Class II games in Oklahoma. The Oklahoma Native American gaming market is the third largest gaming market in the United States, with gaming revenues of approximately $3.8 billion in 2012. Since the signing of Oklahoma’s compact in 2004, which permitted Class III games, Oklahoma has experienced rapid unit growth, which expanded from 27,830 gaming machines to 64,786 in 2012, with a significant portion of the growth coming from new Class II machines. During this period, we nearly doubled our installed base of Class II machines and increased our Class II market share from 9.7% to 20.4%. Unlike Class III gaming, which requires a compact with the state, Native American tribes have the authority to operate an unlimited number of Class II games without executing a compact so long as the states permit bingo-style gaming. Class II games are an attractive option for Native American tribes because, among other things:

•	revenue from Class II gaming is not shared with the state;

•	there are no limits on the number of Class II gaming machines that may be operated in any one facility; and

•	a strong Class II offering improves a tribe’s position when negotiating a Class III compact with the state.

We have significant technical expertise in catering to local tastes within fragmented markets, and are thus uniquely positioned to be a leading supplier of Class III machines to Illinois’ recently regulated route-based market. In order to maximize operator and location revenue, we developed a new multi-game terminal called Gambler’s Choice, which is offered with a portfolio of games that are well-suited to player preferences for the route operated segment. We are also working in conjunction with select route operators to acquire and consolidate undercapitalized routes across Illinois in exchange for long-term contractual rights to provide our gaming machines at a fixed daily fee of approximately $13.00. Based on the number of locations that our eight existing route operator relationships have to date, we estimate contracted placements of approximately 2,769 gaming machines, of which 1,975 placements are located in municipalities which have already opted in to permit route gaming and 794 placements are located in municipalities that have not yet opted in. As of September 30, 2013, we had 926 terminals operating in Illinois.

Class III markets represent a large untapped opportunity for us. Over the last three years, we have aggressively secured licenses in key commercial markets. As a result of our investments, we have more than tripled our addressable markets to 776 casinos and 614,000 gaming machines. We recently placed Class III units in Nevada and Louisiana and expect to commence placement of Class III gaming machines in New Jersey and Mississippi in the near term. Our key initiatives for the Class III market include (i) building a robust proprietary platform to enable us to develop customized product solutions and (ii) developing unique game concepts (such as the It Pays to Know series of games, pachinko-based topper games such as Caribbean Pearls, and engaging games with strong player appeal such as Blackbeard’s Treasure). We intend to focus on niche placements (targeting six to ten units per location) of these and other premium games to drive growth. As of September 30, 2013, we have successfully placed our gaming machines in 23 casinos for an average of 57 games per location (excluding Oklahoma).

We have leveraged our leadership position in Class II content, our flexible technology platform that offers titles in both Class II and Class III formats, and our strong customer relationships to gain meaningful penetration in our core markets. Under our participation model, customers rely on us to select the mix of titles, maintain and service the equipment, and oversee promotional efforts for our titles. These dynamics foster strong long-term customer relationships as demonstrated by the fact that our top ten participation model customers have been with us for an average of over eight years. In addition, our customer location retention rate as of September 30, 2013 was 96%.

Within Native American and other segments of the gaming industry, we focus on providing content for the local player. We believe that locals-oriented markets have greater consistency and visibility in performance than larger destination markets and have strong growth characteristics. Based on our internal research, we believe local players visit casinos with high frequency and demonstrate strong loyalty to gaming titles. Locals-oriented markets have proven to be more resilient during economic downturns, and we believe we are well-positioned to benefit from gaming expansion as states with recently passed legislation such as Florida, Illinois, Maryland, Massachusetts, Ohio and Pennsylvania continue to legalize various forms of gaming. We believe our understanding of these locals-oriented markets, early focus on new market opportunities and market-specific strategies and products distinguish us from many of our competitors.

We have built a strong management team and increased our product development capability in order to capitalize on our attractive market position and growth opportunities in our current and new markets. In 2010, we hired several veteran industry executives, including our Chairman, CEO and President, Robert Miodunski, the former CEO of Alliance Gaming Corporation, or Alliance Gaming (n/k/a Bally Technologies, Inc.). In addition, we have significantly increased our pipeline of new titles through continued investment in internal content development capabilities and increased efforts on leveraging third-party developers. We believe our expanded content library consisting of our core and new titles will allow us to drive incremental revenue from our domestic installed base of 8,135 participation gaming machines, gain additional placements in our current markets, and penetrate new markets.

Business Strategy

We have invested and expect to continue to invest in new business strategies, products, services and technologies. We intend to pursue the following strategies as part of our overall business strategy:

•

Continue to expand our library of proprietary content. We will continue our focused efforts to develop games, both internally and through partnerships with third parties, tailored to our target markets.

Investments in expanding our content have created a new title pipeline of 32 games we expect to release in 2013 (22 of which will have been developed internally), which exceeds the 28 titles we brought to market from 2002 to 2010 combined. We expect that our proprietary game library will grow from nine active titles in 2011 to 87 active titles at the end of 2013.

•	Improve yield on existing customer installed base by managing title mix. We believe that more effective management of the title mix across our domestic installed base of 8,135 participation gaming machines in 169 gaming facilities represents an opportunity to generate incremental EBITDA growth without requiring growth in our domestic installed base of participation gaming machines. In addition, we expect improved game performance will likely drive incremental gaming machine placements within our customers’ facilities.

•	Develop niche products for expansion into traditional gaming markets. With 979 casinos in 41 U.S. states as of December 31, 2012 and the replacement cycle on equipment at a cyclical low, we believe the market potential for new games is favorable. We will target the introduction of a small number of niche participation gaming machines to a large number of casinos. As of September 30, 2013, we are licensed to operate in 24 U.S. states, containing approximately 776 casinos in the aggregate.

•	Execute on contracted Illinois VGT rollout. We have significant technical expertise in catering to the local tastes within fragmented markets, and are uniquely positioned to be a leading supplier to Illinois’ recently regulated route gaming market. To target this nascent route-based market, we have developed new products and features, including games, titles and bonus features specifically for the Illinois VGT market and a statewide player reward program.

•	Continue expansion into Class III markets and increase penetration in Class II markets. We have a foothold of 1,561 Class III recurring revenue placements (excluding Illinois), and we plan to continue expanding in this market. Utilizing new recently issued gaming licenses, we expect to begin placing and selling Class III products in five new jurisdictions (Nevada, Mississippi, Louisiana, New Jersey and Connecticut). We also anticipate growing our presence in Class III markets where we currently operate, such as Oklahoma, Florida and California, by placing additional content from our expanding library of games in these states. In addition, we believe that our existing core Class II product offering is among the strongest in the industry today, and we believe that we possess three of the industry’s top ten titles. We expect to continue gaining market share in existing Class II jurisdictions and are focused on penetrating newly licensed jurisdictions.

Company History

In September 2005, AGS LLC, a wholly owned subsidiary of AGS Capital, LLC, acquired Clapper Enterprises, Inc. and Worldwide Game Technology Corp., collectively referred to as CEI. Prior to 2002, CEI focused on the Class II market, utilizing new game and system software provided through its partnership with Bluberi. CEI’s primary market was Oklahoma, which was a non-compacted, Class II-only Native American market at this time. From 2002 to 2004, CEI grew their installed base of participation gaming machines from several hundred to approximately 3,000, of which approximately 89% were located in Oklahoma, with the remaining machines located in New York, Wyoming and Texas. See Item 2. “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Divestitures.”

Our historical growth primarily has been accomplished by expanding our installed base of participation gaming machines through increased penetration of existing markets and the expansion into new markets. As of September 30, 2013, we had 8,135 gaming machines in 18 U.S. states. We added the game sale model in 2008 to complement our participation strategy. In 2010, we recruited a new CEO and several highly accomplished executives to our management team. In July 2010, we reorganized our business by reducing staff and consolidating our field service operations to our Oklahoma facility which led to the closure of our Canoga Park, California facility and the closure of our Simpsonville, South Carolina facility. In January 2012, we agreed to terminate our existing distribution agreement with Bluberi, which provided gaming content and software systems in exchange for certain royalties, and to acquire certain rights to gaming content and software systems covered thereunder.

The Acquisition

On September 16, 2013, AGS Holdings, LLC, AGS Capital and AP Gaming Acquisition, LLC (“AP Gaming Acquisition”), an indirect subsidiary of AP Gaming and an affiliate of Apollo Global Management, LLC (“Apollo”), entered into an Equity Purchase Agreement (as subsequently amended and restated on December 3, 2013, the “Acquisition Agreement”). The Acquisition Agreement provides that AP Gaming Acquisition will purchase 100% of the equity of AGS Capital from AGS Holdings, LLC (the “Acquisition”) for an aggregate purchase price of $215 million (subject to customary purchase price adjustments), in addition to a potential earnout payment of up to $35 million, which shall be comprised of (i) a $5.3 million cash payment, (ii) $2.2 million in seller notes to be issued by AP Gaming, Inc. (the “Seller Notes”) and (iii) $24,000 in Seller Notes for each gaming machine under contract and placed by the Company in jurisdictions excluding Illinois between July 1, 2013 and December 31, 2013 in excess of 7,235, which is the number of gaming machines in such jurisdiction as of June 30, 2013. The Acquisition Agreement contains certain termination rights for both parties, and under specific circumstances each party might be required to pay the counterparty a termination fee. The Acquisition Agreement contains certain limitations on our operations during the period prior to the closing of the Acquisition.

Consummation of the Acquisition Agreement is subject to customary conditions, including without limitation (i) the expiration or early termination of the waiting period applicable to the consummation of the proposed Acquisition Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (the “HSR Act”) (which waiting period expired as of 11:59 p.m. EDT on October 23, 2013 with no action by the Federal Trade Commission or the Department of Justice), (ii) the receipt of specified licenses, permits, and other approvals relating to AP Gaming Acquisition issued by certain governmental authorities, (iii) assignment of certain patents pursuant to the Acquisition Agreement, (iv) the absence of any law or order that is in effect and restrains, enjoins or otherwise prohibits the proposed Acquisition Agreement, (v) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Acquisition Agreement (subject to customary materiality qualifiers) and (vi) the absence of any change, effect, development or circumstance that, individually or in the aggregate, constitutes or is reasonably likely to constitute a Company Material Adverse Effect (as defined in the Acquisition Agreement). The Acquisition is being financed in part by the Senior Secured Credit Facilities (as defined herein), which are comprised of the $155 million Term Facility and the $25 million Revolving Facility (each, as defined herein). AP Gaming I, LLC, a wholly owned indirect subsidiary of AP Gaming, will be the borrower of the Senior Secured Credit Facilities, which will be guaranteed by AP Gaming Holdings, LLC, AP Gaming I, LLC’s direct parent company, each of AP Gaming I, LLC’s direct and indirect material wholly owned domestic subsidiaries and AP Gaming NV, LLC. See Item 2. “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and Item 7. “Certain Relationships and Related Transactions, and Director Independence—Related Transactions—Transactions Related to the Acquisition” for a description of the Senior Secured Credit Facilities and other transactions related to the Acquisition that will occur prior to the closing thereof.

The following chart summarizes our corporate structure upon the closing of the Acquisition:

(1)	Expected to be renamed APGam Canada ULC subsequent to the closing of the Acquisition.

Apollo Overview

Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Hong Kong, and Mumbai, and a team of 691 employees, including 274 investment professionals. As of September 30, 2013, Apollo had total assets under management of $112.7 billion, including approximately $42.8 billion in private equity, $59.4 billion in credit and $9.3 billion in real estate.

Apollo has a long history of successfully investing in leisure and site-based entertainment. Investments include resorts, cruise lines, gaming, spas, golf and restaurants. Apollo has a deep understanding and significant experience in the development / construction, marketing and cross-selling activities for these assets, as well as a broad network of industry professionals.

Apollo is currently invested in Caesars Entertainment Corporation, the world’s largest and most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company with

61,900 slot machines, Gala Coral Group, one of Europe’s pre-eminent betting and gaming businesses with 7,082 slot machines and three cruise line companies, Norwegian Cruise Line, Oceania Cruises and Regent Seven Seas Cruises, with approximately 2,950 slot machines in aggregate.

Our Operations

Under our participation agreements, we provide customers with gaming machines, systems software, computer hardware, signage, and other equipment for operation within their gaming facilities. In return we receive a share of the revenue generated by these gaming machines and systems or a daily fee. For our revenue share arrangements, we have historically shared between 15 – 20% of the revenues generated by the gaming machines. For our daily fee arrangements, the average daily fee for our current installed base is approximately $32.00 per day for non-Illinois markets and $13.00 per day for Illinois markets. Under our participation agreements, we participate in selecting the mix of titles, maintain and service the equipment, and oversee certain promotional efforts. In support of our business and operations, we employ a professional staff including field service technicians, production, sales, account management, marketing, technology and game development, licensing and compliance, finance and administration.

Our field service technicians are responsible for installing, maintaining and servicing our player terminals and systems. Our field service operation including our call center, which operates 24 hours a day, seven days a week, is managed out of our Oklahoma facility. We can also access most of our gaming machines and systems remotely from approved remote locations to provide software updates and routine maintenance. In addition, our gaming machine and system production facility is also located in and managed out of Oklahoma.

Sales, account management and marketing are managed through our Oklahoma, Las Vegas and Illinois locations. Sales and account management oversees the customer relationship both at the individual location and corporate level and are responsible for developing new customer relationships. Account management is in charge of running on-site promotions and corporate sponsorship programs. In addition, our marketing team is in charge of general corporate marketing, including advertisements and participation at industry trade shows.

Our technology and game development division operates primarily out of our Toronto location and secondarily out of our Las Vegas location. We employ game developers, software and system programmers, project managers and other development and administrative staff that oversee our internal game development efforts and manage third party relationships.

Our legal, licensing and compliance division operates out of our Las Vegas and Oklahoma locations. Our licensing and compliance division oversees the application and renewal of our corporate gaming licenses, findings of suitability for key officers and directors and certification of our gaming equipment and systems for specific jurisdictions, as well as coordinating gaming equipment and software shipping and onsite and remote service of our equipment with gaming authorities.

Our finance and administration division is located in our corporate headquarters in Las Vegas. Finance and administration oversees financial reporting, cash management, human resources and other administrative and corporate functions.

Products

We provide our customers with gaming machines, systems software, computer hardware, signage and other equipment for operation within their gaming facilities.

Roadrunner Platform

We received regulatory approval for the Roadrunner platform in 2012. The Roadrunner platform is one of the most advanced platforms in the industry and represents a substantial advancement from our legacy Encore platform, both in terms of user interface and platform architecture. We designed Roadrunner to be a superior

Class II gaming platform with the capability to port Class III outcomes within a Class II construct with limited degradation in game play. Since Roadrunner is flexibility to run in both Class II and Class II formats, we are able to develop both Class II and Class III titles for the platform, and can also easily retrofit it to certain of our existing products.

Utilizing both in house and third party providers, we have created a sizable portfolio of new titles for the Roadrunner platform. Due to the modular and highly scalable design of Roadrunner, we believe we can increase the number of titles we produce each year using just our existing resources. The Roadrunner platform was designed with our revenue share model in mind, and title conversions can be executed by loading software off of a USB drive. Roadrunner is also compatible with downloadable conversions, however regulatory standards in most jurisdictions do not currently permit this technology.

Class II historically has suffered from diminished game play and functionality due to fewer outcomes compared to Class III games. We believe that the Roadrunner method for porting Class III outcomes to a Class II system will create a unique robust competitive Class II product, with the potential to grow the entire Class II market. This will give our Native American customers more flexibility in managing their casino floor, which represents a large opportunity as Native American gaming revenue (both Class II and Class III) constituted approximately 43% of total U.S. gambling revenue in 2012.

Gaming Titles

Prior to 2010, we relied solely on external content providers, and currently approximately 85% of our installed base runs on externally developed platforms. We have strategically shifted our focus to create new internal content, however, and our research and development program has been the largest contributor to our new titles over the past two years. As a result, we expect internally generated content to be a larger source of our installed base going forward.

We have four categories of gaming titles: Standard, Premium, Bluberi and Colossal. Our Standard and Premium products utilize internally produced content, while our Bluberi and Colossal products utilize externally produced content. We acquired rights to the Bluberi products and titles in 2012 and also signed an exclusive distribution agreement with Colossal Gaming in 2012 for the California, Oklahoma, Washington, Florida, New York and Texas markets.

Core Titles

We partnered with Bluberi beginning in 2002 to develop our initial set of Class II games for release in the Oklahoma market. Under this agreement, we paid Bluberi a licensing fee equal to a percentage of revenues earned on titles placed in casinos that operated on Bluberi’s proprietary platform. This collaboration resulted in the development of successful core titles, such as Royal Reels, Cool Catz and Liberty 7’s, which are among the top ten Class II games in the market today. These titles have historically been the highest gross earners in our product portfolio, and as of September 30, 2013, represented 52% of our installed base and 61% of our total revenue. In May 2012, we negotiated a purchase agreement with Bluberi for the licensing and royalty rights to Royal Reels, Cool Catz and Liberty 7’s, among others. We believe that there is significant value in these brands, and we plan to leverage them through developing title extensions on the Roadrunner platform.

Roadrunner Titles

We continue to launch our Premium titles in three primary formats: mechanical wheel top box, mechanical pachinko top box and 42” vertical slant top. These self-merchandising cabinet formats are Premium in nature and atheistically appealing to the casino customer. The variety of formats allows for an appropriate level of experimentation of unique selling propositions within our product.

We have entered into licensing agreements with a number of top brands and are developing a series of trivia-based games which will be marketed as the It Pays to Know series. The brands include Ripley’s Believe it or Not!, Are You Smarter Than a 5th Grader? and Family Feud. For each brand, we intend to take to market at least two different products to maximize the potential of creating a hit franchise. In December 2012, we launched Blackbeard’s Treasure, a culmination of the unique bonus schemes, play mechanisms and game features developed for the Roadrunner platform. It represents the first game on the Roadrunner platform which will be featured in a Premium format.

Specialty Game Concepts

Our Diamond Lotto game has quickly become one of the leading grossing games in the state of Florida since its launch in 2009, averaging WPD of approximately $268. To build on Diamond Lotto’s success and increase its presence in the Florida market, we will be launching the Lottomania Multi-Game in 2013, featuring line extensions that include Shamrock Lotto, Great West Lotto, Ruby Lotto and Jewel Lotto. We plan to replicate the success of Diamond Lotto in other Class III gaming markets where we have a smaller footprint.

We introduced our Gambler’s Choice multi-game unit, designed specifically for the Illinois VGT market, in September 2012. This unit runs on our Roadrunner platform and enables us to offer up to 24 titles per terminal, including traditional reel games, classic card games and specialty poker products in order to maximize operator and location revenue. We researched the market intensively to carefully create a portfolio of games that are well suited to player preferences for a route operated market. The resulting mix is a collection that includes several of our highest grossing titles as well as external content that was specifically licensed for use in the Illinois market. Among the offerings is Cherry Master, a game that we in-licensed and recreated for the Illinois VGT market.

Third Party Content

Our product strategy also involves title development utilizing independent design studios to create content on the new Roadrunner platform. In November 2011, we entered into an exclusive rights agreement to license five titles, with an option to expand, from Gametech International’s video lottery terminal library for use in the Illinois market. We are also implementing the first of three titles that we acquired from Design Works Gaming, an independent studio based in Phoenix. The first of these titles is Armadillo Artie, which was launched in the third quarter of 2013. In addition, we also intend to partner with developers that own their own platforms as an additional source of content.

In September 2012, we entered into an exclusive distribution agreement with Colossal Gaming to distribute Colossal’s Class II and Class III games in California, Florida, New York, Oklahoma, Texas and Washington. As part of the distribution agreement, we will provide sales and service for Colossal designed games. Colossal’s products offer a unique selling proposition with creatively designed oversized games. For example, the Big Red cabinet is over eight feet wide and we believe is one of the top games in both California and Oklahoma. More recently, we expanded our development agreement with Colossal to include three Colossal titles that will be developed on our GT5000 cabinet for sale or deployment in all jurisdictions where we are licensed.

Product Strategy

Our product strategy is to develop unique premium product offerings which will allow us to carve -out and own specific product categories and subcategories. We will also test various unique game play methods on our Standard series of games which will also be used to manage yield in the existing installed base. Our growing library of new Standard titles provides us with a broader selection to actively manage our title mix and keep our installed base fresh with new popular content.

For Premium games, we intend to dominate sub-categories wherever possible. For example, our It Pays to Know series of games will feature well-known brands such as Ripley’s Believe it or Not!, Are You Smarter Than a Fifth Grader? and Family Feud. All games in the It Pays to Know series will also include a trivia bonus feature, which is unique to our games. This strategy will allow us to maintain our market leadership within our Class II base in existing markets and to expand into Class III casinos in other key jurisdictions.

Manufacturing

We have a manufacturing agreement with Cole Kepro International, LLC (“Cole”) to build our gaming cabinets. We believe we have limited concentration risk with Cole, since we own the rights to our cabinet designs and thus have the ability to change manufacturers in the event of a dispute. Cole is based in Las Vegas, Nevada and is owned by Kepro International, a large international manufacturing company with multiple manufacturing facilities. We believe our gaming cabinets can easily be designed at another of Kepro’s plants in the event of an unforeseen interruption at Cole’s Las Vegas plant.

Our gaming machine and system production facility is also located in and managed out of Oklahoma. Production at this facility includes building and refurbishing gaming machines (excluding gaming cabinets) and servers, parts support and purchasing. Field service technicians are located in various jurisdictions throughout the U.S. and are dispatched from a central call center located in our Oklahoma facility. They are responsible for installing, maintaining and servicing the player terminals and systems.

Manufacturing commitments are generally based on expected quarterly sales orders from customers. Due to uneven order flow from customers, component parts common to all gaming machines are purchased and assembled into a partial product that are inventoried to be able to quickly fill final customer orders.

We generally warrant our new gaming machines sold in the United States for a period of 365 days, while we warrant our gaming machines sold internationally for a period of 180 days to one year. Our warranty costs have not been significant.

Customers

We believe the quality and breadth of our customer base is a strong testament to the effectiveness and quality of our product offerings, technological innovation and customer service. At the core of our relationship with our customers is our participation model, which aligns our financial incentives with those of our customers through a shared dependence on the games’ performance. The combination of our customer-aligned participation model, quality customer service and strong game performance has allowed us to develop long-term relationships with our tribal and commercial casino customers. We have a strong customer location renewal rate, which averaged 96% as of December 31, 2012. Our top ten participation customers have been with us for an average of over eight years, and we believe that we maintain long-term relationships with key customer decision-makers. The combination of our customer-aligned participation model, attentive customer service and superior game performance has allowed us to develop long-term relationships with our tribal and commercial casino customers. As of September 30, 2013, we had 8,135 gaming machines in 18 U.S. states.

Oklahoma is our largest market and our participation gaming machines in the state accounted for approximately 78% of our total revenue for the fiscal year ended December 31, 2012. Our largest customer is the Chickasaw Nation, a Native American gaming operator in Oklahoma, which accounted for approximately 35% of our gaming revenue for the fiscal year ended December 31, 2012. The revenues we earn from the Chickasaw Nation are derived from numerous agreements. One such agreement, which covers our leasing of 200 units for the Winstar project, is scheduled to expire May 11, 2014, while the other agreements are scheduled to expire between 2015 and 2018. We have historically offered select existing and prospective customers financing for casino development and expansion projects in exchange for exclusive rights to a percentage of their floor space. In addition to our long-term relationships and contractual arrangements, the consistent demand for our titles from the loyal, repeat players of our titles further ensures our strong presence on our customers’ casino floors.

Within the Native American market, we provide both Class II and Class III games. We also serve customers in commercial, video lottery terminal, charity bingo and route-based markets.

Customer Contracts

We derive the majority of our gaming revenues from participation agreements whereby we place gaming machines and systems, along with our proprietary and other licensed game content, at a customer’s facility in return for a share of the revenues that these gaming machines and systems generate or a daily fee. We measure the performance of our domestic installed base of participation gaming machines on the net win per day per machine, often referred to as the win per day, or WPD. Under our participation agreements, we earn a percentage of the WPD of our domestic installed base of participation gaming machines. Our WPD has declined in recent years, but our domestic trailing twelve month WPD has stabilized since June 2010. For the fiscal year ended December 31, 2012, our average revenue share was 18.9% and the average WPD of our domestic installed base of participation gaming machines was $110, which is a 2.8% increase compared to the prior year.

Our standard participation contracts run one to three years in duration and may contain auto-renewal provisions for an additional term. Our contracts generally specify the number of gaming machines and other equipment to be provided, revenue share, daily fee or other pricing, provisions regarding installation, training, service and removal of the machines, and other terms and conditions standard in the industry. In some circumstances, we enter into trial agreements with customer that provide a free or fee-based trial period during which the customer may use our gaming machines. Each trial agreement lays out the terms of payment should the customer decide to continue using our machines.

Our development or similar agreements in the Native American and other markets may involve both a loan or advance of funds and a gaming equipment lease agreement. These agreements are typically longer term contracts, ranging from four to ten years depending on the amount of financing provided, market and other factors. These contracts specify the amount and timing of the advances that we will provide, the uses of those funds, and target timing for the construction or remodeling of the gaming facility, if applicable. In addition, the contracts specify the repayment terms of the loans which vary by customer and agreement. Typical terms contained in these agreements include the percentage of the floor, minimum number of gaming machines, or percentage of the route operation allocated to us, the associated term or period of exclusivity for that allocation or number of gaming machines, minimum game performance thresholds, cure periods and resulting obligations, if any, and other general terms and conditions. Certain of these development agreements also contain a buyout option, which provides that upon written notice and payment of a buyout fee, the customer can terminate our floor space privileges. The IGRA states that a Native American tribe must have the “sole proprietary interest” in its gaming (25 U.S.C. § 2710(b)(2)(A)). To the extent that any of our agreements with Native American tribes are deemed by the NIGC to create an impermissible proprietary interest, such agreements would need to be amended in order to be valid. To our knowledge, none of our current agreements with Native American tribes create an impermissible proprietary interest in Indian gaming. As of September 30, 2013, these loans, in the aggregate, amounted to approximately $13.0 million in notes receivable, $11.8 million of which is related to loans to gaming operators in the Illinois VGT market. After September 30, 2013, in the normal course of business, total payments of approximately $3.0 million have been received on these notes receivable. Upon consummation of the Acquisition approximately $8.7 million of the notes receivable will remain with the Seller.

We generally make efforts to obtain waivers of sovereign immunity in our contracts with Native American customers. However, we do not always obtain these provisions and where we do they can be limited in scope. There is no guarantee that we will continue or improve our ability to get this term in future contracts. In the event that we enter into contracts with Native American customers in the future that do not contain a waiver of sovereign immunity, such contracts may be practically unenforceable.

Our game sale contracts are typical of those in the industry. They specify the general terms and conditions of the sale, equipment and services to be provided, as well as pricing and payment terms. In some cases, we provide the central server that is used to operate the purchased equipment on a lease and charge a fee per day based on the number of gaming machines connected to the server.

Research and Development

We conduct research and development through an internal team to develop new gaming systems and gaming content. Research and development costs consist primarily of salaries and benefits, travel and expenses and other professional services. We employ approximately 60 game developers, software and system programmers, project managers and other development and administrative staff that oversee internal game development efforts and manage third party relationships. The technology and game development division operates primarily out of our Toronto location as well as in Las Vegas.

Competition

We encounter intense competition from other designers, manufacturers and operators of electronic gaming machines and systems. Our competitors range from small, localized companies to large, multi-national corporations, several of which have substantial resources and market share.

Our competitors include, but are not limited to, International Game Technologies, or IGT, WMS Industries Inc., Bally Technologies, Inc., or Bally, Aristocrat Technologies Inc., or Aristocrat, Video Gaming Technologies, Inc., or VGT, Multimedia Games, Inc., or MGAM, Konami Co. Ltd., or Konami, and Cadillac Jack. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture and operation of electronic gaming equipment business for many years. Some of these companies contain significant intellectual property including patents in gaming technology and hardware design, systems and game play and trademarks. In addition, the larger competitors contain significantly larger content portfolios and content development capability and resources, are licensed in markets throughout the United States, and have international distribution. Bally, IGT, Konami, and Aristocrat all have a presence in the back-office accounting and player tracking business which expands their relationship with casino customers. VGT, Cadillac Jack and MGAM are our primary competitors in the Class II market.

To compete effectively, we must, among other things, continue to develop high performing games for the Class II market, provide excellent service and support to our existing customers, effectively manage our installed base of participation gaming machines, expand our library of proprietary content, develop niche products with strong appeal to local players, be first to market in new non-traditional markets, implement effective marketing and sales functions, and offer competitive pricing and terms on our participation and sale agreements.

Intellectual Property

We have a combination of third-party intellectual property, patents and trademarks in addition to exclusive licensing agreements, all of which we believe maintain and enhance our competitive position and protect our products. We currently own or license several patents and have numerous trademark registrations and pending trademark applications in the United States and Canada. In addition, pursuant to our license agreements with third-party game developers, we license and distribute gaming software that may be covered by third-party patents, copyrights or trademarks.

Seasonality

See Item 2. “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Critical Estimates—Seasonality.”

Environmental Laws

We are subject to various federal, state and local laws and regulations that (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the use of regulated materials in the manufacturing of our products by third parties or our disposal of materials or wastes, (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and (iii) regulate workplace safety. From time to time, our operations or products have resulted in, or may result in, non-compliance with, or liability pursuant to, environmental or health and safety laws or regulations. We believe that our operations and products are generally in compliance with environmental and health and safety regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and regulations have not been material. However, we cannot assure you that future costs and expenses required for us to comply with any new or changes in existing environmental and health and safety laws and regulations or new or discovered environmental conditions will not have a material adverse effect on our business.

We have not been notified of and are otherwise currently not aware of any contamination at our currently or formerly operated facilities for which we could be liable under environmental laws or regulations for the investigation and remediation of such contamination and we currently are not undertaking any remediation or investigation activities in connection with any contamination conditions. There may however be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business. New laws, regulations or policies or changes in existing laws, regulations or policies or their enforcement, future spills or accidents or the discovery of currently unknown conditions or non-compliances may give rise to investigation and remediation liabilities, compliance costs, fines and penalties, or liability and claims for alleged personal injury or property damage due to substances or materials used in our operations or products; any of which may have a material adverse effect on our business, financial condition, operating results or cash flow.

Employees

We employ a professional staff, including field service technicians, production, sales, account management, marketing, technology and game development, licensing and compliance, finance and administration, to support our business and operations. As of September 30, 2013, we had 208 full-time employees in 11 different U.S. states and Toronto, Canada and no part-time employees. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages in the past.

Regulation and Licensing

We operate in numerous gaming jurisdictions, and our operations are subject to applicable federal, state, tribal and foreign governmental regulations as applicable in each of the gaming jurisdictions in which we operate. A significant portion of our operations take place at facilities conducting gaming activities on the tribal lands of Native American tribes resulting in our operations being subject to tribal and/or federal and sometimes state regulations depending on the classification of gaming being conducted in each such case as defined in the Indian Gaming Regulatory Act, or IGRA. In states where commercial gaming has been legalized, our operations are conducted subject to the applicable law of each such state and applicable federal laws.

While the specific regulatory requirements of each state and tribal jurisdiction vary, gaming regulatory authorities typically require licenses, permits, findings of integrity and financial ability, and other forms of approval to conduct operations as a gaming equipment manufacturer and/or provider of gaming related services. It is common for regulators to require reporting and disclosure concerning our activities in other gaming jurisdictions, resulting in the possibility that business activities or disciplinary action against us in one jurisdiction could result in disciplinary action in other jurisdictions. In addition, our officers, key employees, directors, major stockholders and, in some cases, equity holders and lenders are also each subject to licensure and/or suitability findings in connection with our operations. If regulators in any jurisdiction in which we conduct business determine that any officer, key employee, director, major stockholder (or other person or entity affiliated with us and subject to regulatory scrutiny under the regulations of such jurisdiction) is unsuitable to participate in the gaming industry in such jurisdiction, then we could be required to terminate our relationship with such person. In addition, many jurisdictions require our products to be tested for compliance with the jurisdiction’s regulations prior to our being permitted to distribute our products.

Our officers, key employees and operational entities have obtained or applied for all required government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture and distribute gaming products in all jurisdictions where we currently do business. In most jurisdictions, even once licensed or approved, we remain under the on-going obligation to keep the applicable gaming regulators informed of any material changes in the information provided to regulators as part of the licensing and approval process, and all licenses and approvals must be periodically renewed, in some cases as often as annually. In connection with any initial application or renewal of a gaming license or approval, we (and any individual required to submit to background review or licensure in connection with our application or renewal) are typically required to make broad and comprehensive disclosures concerning our business, including our finances, ownership and corporate structure, operations, compliance controls and business relationships. We must regularly report changes in our officers, key employees and other licensed positions to applicable gaming regulators. Gaming regulators typically have the right to disapprove any change in position by one of our officers, directors, or key employees, or require us to suspend or dismiss officers, directors, or other key employees and cause us to sever relationships with other persons or entities who refuse to file appropriate applications, or whom are found to be unsuitable.

Certain gaming jurisdictions in which we are licensed may prohibit us from making a public offering of our securities without their prior approval. Similarly, changes in control of a licensee through merger, consolidation, acquisition of assets or stock, management or any form of takeover typically cannot occur without the prior approval of applicable gaming regulators. Such regulators may also require controlling stockholders, officers, directors, and other persons or entities having a material relationship or involvement with the entity proposing to acquire control, to be investigated, and licensed as part of the approval process relating to the transaction.

Gaming regulators often have the power to investigate the holders of our debt or equity securities. If any holder of our debt or equity securities is found unsuitable by any gaming regulator in a jurisdiction in which we conduct business, our licensure or approval to conduct business in such jurisdiction could be subject to non-renewal, suspension or forfeiture.

Most gaming jurisdictions impose fees and taxes that are payable by us in connection with our application, maintenance and renewal of our licensure or our approval to conduct business.

Federal Registration

The Gambling Devices Act of 1962 makes it unlawful for a person to manufacture, transport, or receive gaming devices, or components across interstate lines unless that person has first registered with the Attorney General of the U.S. Department of Justice. This act also imposes gambling device identification and record keeping requirements. Violation of this act may result in seizure and forfeiture of the equipment, as well as other penalties. As an entity involved in the manufacture and transportation of gaming devices, we are required to register annually.

Native American Gaming

The rules for Native American gaming were established in 1988 under the IGRA. Under the IGRA, gaming activities conducted by federally recognized Native American tribes are segmented into three classes of gaming activities:

Class I. Class I gaming represents traditional forms of Native American gaming as part of, or in connection with, tribal ceremonies or celebrations (e.g., contests and games of skill) and social gaming for minimal prizes. Class I gaming is regulated only by individual Native American tribes. We do not participate in any Class I gaming activities.

Class II. Class II gaming involves the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used in connection therewith to facilitate play) and if played in the same location as the bingo, pull tabs, punch board, tip jars, instant bingo, and other games similar to bingo.

Class II gaming also includes non-banked card games, that is, games that are played exclusively against other players rather than against the house or a player acting as a bank. However, the definition of Class II gaming specifically excludes slot machines or electronic facsimiles of Class III games. Class II gaming is regulated by the National Indian Gaming Commission (the “NIGC”) and the laws of the Native American tribe conducting such gaming. Subject to the detailed requirements of the IGRA, federally recognized Native American tribes are typically permitted to conduct Class II gaming on Indian lands pursuant to tribal ordinances approved by the NIGC.

Class III. Class III gaming includes all other forms of gaming that are neither Class I nor Class II and includes a broad range of traditional casino games such as slot machines, blackjack, craps and roulette, as well as wagering games and electronic facsimiles of any game of chance. The IGRA generally permits Native American tribes to conduct Class III gaming activities on reservation lands subject to the detailed requirements of the IGRA, including NIGC approval of the Native American tribe’s gaming ordinance and the entering into of a compact between the Native American tribe and the state in which the Native American tribe intends to conduct Class III gaming activities on its trust lands.

The IGRA is administered by the NIGC and the Secretary of the U.S. Department of the Interior. The NIGC has authority to issue regulations related to tribal gaming activities, approve tribal ordinances for regulating gaming, approve management agreements for gaming facilities, conduct investigations and monitor tribal gaming generally. The IGRA is subject to interpretation by the NIGC and may be subject to judicial and legislative clarification or amendment. The gaming ordinance of each Native American tribe conducting gaming under the IGRA and the terms of any applicable tribal/state compact establish the regulatory requirements under which we must conduct business on Native American tribal lands.

Under the IGRA, the NIGC’s authority to approve gaming related contracts is limited to management contracts and collateral agreements related to management contracts. A “management contract” includes any agreement between a Native American tribe and a contractor if such contract or agreement provides for the management of all or part of a gaming operation. To the extent that any of our agreements with Native American tribes are deemed to be management contracts, such agreements would require the approval of the NIGC in order to be valid. To our knowledge, none of our current agreements with Native American tribes qualify as management contracts under the IGRA.

In addition, as discussed above under “—Customers—Customer Contracts,” to the extent that any of our agreements with Native American tribes are deemed by the NIGC to create an impermissible proprietary interest, such agreements would need to be amended in order to be valid. To our knowledge, none of our current agreements with Native American tribes create an impermissible proprietary interest in Indian gaming.

International Regulation

Certain foreign countries permit the importation, sale, and operation of gaming equipment in casino and non-casino environments. Some countries prohibit or restrict the payout feature of the traditional slot machine or limit the operation and the number of slot machines to a controlled number of casinos or casino-like locations. Each gaming machine must comply with the individual country’s regulations. Certain jurisdictions do not require the licensing of gaming machine operators and manufacturers.

ITEM 1A.	RISK FACTORS.

The following risk factors should be considered carefully in addition to the other information contained in this Registration Statement. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Our success in the competitive gaming industry depends in large part on our ability to develop and manage frequent introductions of innovative products.

The gaming industry is characterized by dynamic customer demand and technological advances. As a result, we must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand.

There is no assurance that our investments in research and development will lead to successful new technologies or timely new products. We invest heavily in product development in various disciplines from hardware, software and firmware engineering to game design, video, multimedia, graphics and sound. Because our newer products are generally more technologically sophisticated than those we have produced in the past, we must continually refine our production capabilities to meet the needs of our product innovation. If we cannot efficiently adapt our manufacturing infrastructure to meet the needs of our product innovations, or if we are unable to make upgrades in our production capacity in a timely manner, our business could be negatively impacted.

Our customers will generally accept a new product if it is likely to increase operator profits. The amount of operator profits primarily depends on consumer play levels, which are influenced by player demand for our products. There is no assurance that our new products will attain this market acceptance or that our competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by us in introducing new products on schedule could negatively impact our operating results by providing an opportunity for our competitors to introduce new products and gain market share ahead of us.

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the casino industry, which have negatively impacted and could continue to negatively impact the play levels of our participation games, our product sales and our ability to collect outstanding receivables from our customers.

Demand for our products and services depends largely upon favorable conditions in the casino industry, which is highly sensitive to casino patrons’ disposable incomes and gaming activities. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as continued negative economic conditions, natural disasters, acts of war or terrorism or transportation disruptions, including as a result of adverse weather conditions. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels on our participation games, causing our cash flows and revenues from a large share of our recurring revenue products to decline. Unfavorable economic conditions have also resulted in a tightening in the credit markets, decreased liquidity in many financial markets, and significant volatility in the credit and equity markets.

Furthermore, the extended economic downturn has impacted and could continue to impact the ability of our customers to purchase new gaming equipment or make timely payments to us. We have incurred, and may continue to incur, additional provisions for bad debt related to credit concerns on certain receivables.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

After the consummation of the Acquisition, we will have a significant amount of outstanding indebtedness. As of September 30, 2013, after giving effect to the Acquisition, we would have had approximately $157.2 million of outstanding indebtedness.

Our substantial indebtedness could have significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our financial obligations, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	increase our vulnerability to general adverse economic, industry and competitive conditions;

•	reduce the availability of our cash flow to fund working capital and capital expenditures, because we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that are less highly leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting; and

•	limit, along with the financial and other restrictive covenants in the agreements governing our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

The Acquisition may not be completed within the anticipated timeframe or at all, which could adversely affect anticipated benefits of the Acquisition or our business, financial condition and results of operations.

On September 16, 2013, AGS Holdings, LLC, AGS Capital and AP Gaming Acquisition entered into the Acquisition Agreement, which provides that AP Gaming Acquisition will purchase 100% of the equity of AGS Capital from AGS Holdings, LLC. Consummation of the Acquisition Agreement is subject to customary conditions, including the receipt of specified licenses, permits and other approvals. There can be no assurance that the parties to the Acquisition Agreement will be able to satisfy all of the required conditions in a timely matter, if at all. In addition, the Acquisition subjects us to a number of additional risks, including the following:

•	our estimate of the costs to complete the Acquisition may vary significantly from actual results;

•	both before and after the Acquisition, the attention of management may be diverted to the closing of the Acquisition rather than to current operations or the pursuit of other opportunities that could be beneficial to our business; and

•	the potential loss of key employees who may be uncertain about their future roles if and when the Acquisition is completed.

The occurrence of any of these events, either individually or in combination, could have a material adverse effect on our business, financial condition and results of operations. See Item 1. “Business—The Acquisition.”

Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences.

As a supplier of gaming machines, we must offer themes and products that appeal to gaming operators and players. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes and technologically innovative products to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, the demand for our gaming products and the level of play of our gaming products could decline. Further, our products could suffer a loss of floor space to table games or other more technologically advanced games, we could fail to meet certain minimum performance levels, or operators may reduce revenue sharing arrangements with us, each of which could negatively impact our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

The gaming industry is intensely competitive. If we are unable to compete effectively, our business could be negatively impacted.

Competition among manufacturers of electronic gaming equipment and systems is intense. Competition in our industry is primarily based on the amount of profit our products generate for our customers, together with cost savings, convenience and other benefits. We compete through the appeal of game content and features to the end player, the features and functionality of our hardware and software products, and the service and support we provide. Our competitors range from small, localized companies to large, multi-national corporations. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture and operation of electronic gaming equipment business for many years. Some of these companies own significant intellectual property, including patents in gaming technology and hardware design, systems and game play and trademarks. In addition, our larger competitors may have significantly larger content portfolios and content development capability and resources, are licensed in markets throughout the United States, and have international distribution.

Obtaining space and favorable placement on casino gaming floors is also a competitive factor in our industry. In addition, the level of competition among equipment providers has increased significantly due to, among other factors, cutbacks in capital spending by casino operators resulting from the economic downturn and decreased player spend. In select instances, we may pay for the right to place gaming machines on a casino’s floor and increased fee requirements from such casino operators may greatly reduce our profitability.

In addition, we face competition from other segments of the gaming industry, including internet gambling, which is currently illegal in the United States, and state lotteries. There can be no assurance that new technologies or markets, such as legalized internet gambling, will not emerge that will increase these competitive pressures.

Our ability to operate in our existing markets or expand into new jurisdictions could be adversely affected by changing regulations, new interpretations of existing laws, and difficulties or delays in obtaining or maintaining required licenses or approvals.

We operate only in jurisdictions where gaming is legal. The gaming industry is subject to extensive governmental regulation by U.S. federal, state and local governments, as well as Native American tribal governments, and foreign governments. While the regulatory requirements vary by jurisdiction, most require:

•	licenses and/or permits;

•	documentation of qualifications, including evidence of financial stability;

•	other required approvals for companies who design, assemble, supply or distribute gaming equipment and services; and

•	individual suitability of officers, directors, major shareholders, key employees and business partners.

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. We may not be able to obtain or maintain all necessary registrations, licenses, permits or approvals, or could experience delays related to the licensing process which could adversely affect our operations and our ability to retain key employees.

To expand into new jurisdictions, in most cases we will need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major equity holders, key employees or business partners and potentially lenders. If we fail to obtain a license required in a particular jurisdiction for our games and gaming machines, hardware or software or have such license revoked, we will not be able to expand into, or continue doing business in, such jurisdiction. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect our opportunities for growth. In addition, the failure of our officers, directors, key employees or business partners or lenders to obtain or receive licenses in one or more jurisdictions may require us to modify or terminate our relationship with such officers, directors, key employees or business partners or forego doing business in such jurisdiction.

Although we plan to develop procedures and policies to comply with the requirements of evolving laws, there can be no assurance that law enforcement or gaming regulatory authorities will not seek to restrict our business in their jurisdictions or institute enforcement proceedings if we are not compliant. Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigation whether or not we are ultimately accused of or found to have committed any violation. A negative regulatory finding or ruling in one jurisdiction could have adverse consequences in other jurisdictions, including with gaming regulators. Furthermore, the failure to become licensed, or the loss or conditioning of a license, in one market may have the adverse effect of preventing licensing in other markets or the revocation of licenses we already maintain.

Further, changes in existing gaming regulations or new interpretations of existing gaming laws may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations.

Many jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities and may require the same from our lenders. The failure of these beneficial owners or lenders to submit to such background checks and provide required disclosure could jeopardize our ability to obtain or maintain licensure in such jurisdictions.

Our revenues are vulnerable to the impact of changes to the Class II regulatory scheme.

Our Native American tribal customers that operate Class II games under the IGRA are subject to regulation by the NIGC. The NIGC is currently conducting consultations with industry participants regarding Native American gaming activities, including the clarification of regulations regarding Class II gaming machines. It is possible that any such changes in regulations, when finally enacted, could cause us to modify our Class II games to comply with the new regulations, which may result in our products becoming less competitive. Any required conversion of games pursuant to changing regulatory schemes could cause a disruption to our business. In addition, we could lose market share to competitors who offer games that do not appear to comply with published regulatory restrictions on Class II games and therefore offer features not available in our products.

Our ability to effectively compete in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

For the fiscal year ended December 31, 2012, we derived approximately 99.6% of our revenue from participation agreements with Native American gaming operators. Because federally recognized Native

American tribes are independent governments with sovereign powers, subject to the IGRA, Native American tribes can enact their own laws and regulate gaming operations and contracts. Native American tribes maintain their own governmental systems and often their own judicial systems and have the right to tax persons and enterprises conducting business on Native American lands. Native American tribes also often have the right to require licenses and to impose other forms of regulation and regulatory fees on persons and businesses operating on their lands. In the absence of a specific grant of authority by Congress, U.S. states may regulate activities taking place on Native American lands only if the Native American tribe has a specific agreement or compact with the state. Our contracts with Native American tribal customers normally provide that only certain provisions, if any, will be subject to the governing law of the state in which a Native American tribe is located. However, these choice-of-law clauses may not always be enforceable.

Further, Native American tribes generally enjoy sovereign immunity from lawsuits similar to that of the individual U.S. states and the United States. Before we can sue or enforce contract rights with a Native American tribe, or an agency or instrumentality of a Native American tribe (for example, to collect revenue pursuant to our participation agreements or foreclose on financed gaming machines), the Native American tribe must effectively waive its sovereign immunity with respect to the matter in dispute, which we are not always able to obtain. Without a limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a Native American tribe, including the right to enter Native American lands to retrieve our property in the event of a breach of contract by the tribe that is party to the disputed contract. Even if the waiver of sovereign immunity by a Native American tribe is deemed effective, there could be an issue as to the forum in which a lawsuit can be brought against the Native American tribe. Federal courts are courts of limited jurisdiction and generally do not have jurisdiction to hear civil cases relating to Native American tribes and we may be unable to enforce any arbitration decision effectively. In addition, courts have held that certain laws of general application, such as the United States patent, trademark and trade secret laws, are not binding on Native American tribes absent a binding waiver of sovereign immunity.

Our agreements with Native American tribes are often subject to review by regulatory authorities. For example, our development agreements may be subject to review by the NIGC and any such review could require substantial modifications to our agreements or result in the determination that we have a proprietary interest in a Native American tribe’s gaming activity, which could materially and adversely affect the terms on which we conduct our business. The NIGC may also reinterpret applicable laws and regulations, which could affect our agreements with Native American tribes.

Government enforcement, regulatory action, judicial decisions and proposed legislative action have in the past affected, and will likely continue to affect, our business, operating results and prospects. Regulatory action against our customers or equipment on Native American tribal lands or in other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within the Native American tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within Native American markets.

State compacts with our existing Native American tribal customers to allow Class III gaming could reduce demand for our Class II games and our entry into the Class III market may be difficult as we compete against larger companies in the tribal Class III market.

Certain of our Class II Native American tribal customers have entered into compacts with the states in which they operate to permit the operation of Class III games. While we seek to also provide Class III alternatives in these markets, we believe the number of our Class II game machine placements in those customers’ facilities could decline, and our operating results could be materially and adversely affected. As our Native American tribal customers continue to transition to gaming under compacts with the state, we continue to face significant uncertainty in the market that makes our business in these states difficult to manage and predict and we may be forced to compete with larger companies that specialize in Class III gaming. We believe the establishment of state compacts depends on a number of political, social, and economic factors that are inherently difficult to ascertain. Accordingly, although we attempt to closely monitor state legislative developments that could affect our business, we may not be able to timely predict if or when a compact could be entered into by one or more of our Native American tribal customers. For example, in Oklahoma, the continued introduction of Class III games since the passage of the tribal gaming compact in 2004 may put pressure our revenue and unit market share and our revenue share percentages and may result in a shift in the market from revenue share arrangements to a “for sale” model.

The percentage of gaming revenue we receive pursuant to our participation agreements with our Native American tribal customers has, on average, decreased in recent years and may continue to decrease in the future.

The percentage of gaming revenue we receive pursuant to our participation agreements, or our participation rates, with our Native American tribal customers has, on average, decreased in recent years, negatively affecting our profit margins. There can be no assurance that participation rates will not decrease further in the future. In addition, our Native American tribal customers may adopt policies or insist upon additional business terms during the renewal of our existing participation agreements that negatively affect the profitability of those relationships. In addition, any participation agreements we may enter into in the future with new customers or in new jurisdictions may not have terms as favorable as our existing participation agreements.

Slow growth in the development of new gaming jurisdictions or the number of new casinos, declines in the rate of replacement of existing gaming machines and ownership changes and consolidation in the casino industry could limit or reduce our future prospects.

Demand for our new participation gaming machine placements and game sales is partially driven by the development of new gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. There can be no assurances that new gaming jurisdictions will be established in the future or that existing jurisdictions will expand gaming and, to the extent states such as Illinois delay, reverse or alter planned expansions in gaming, our growth strategy could be negatively impacted.

To the extent new gaming jurisdictions are established or expanded, we cannot guarantee we will be successful penetrating such new jurisdictions or expanding our business in line with the growth of existing jurisdictions. As we enter into new markets, we may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If we are unable to effectively develop and operate within these new markets, then our business, operating results and financial condition would be impaired. Furthermore, as we attempt to generate new streams of revenue by placing our participation gaming machines with new customers we may have difficulty implementing an effective placement strategy for jurisdictional specific games. Our failure to successfully implement an effective placement strategy could cause our future operating results to vary materially from what management has forecast.

We are currently in the process of entering the emerging Illinois VGT market. The Illinois VGT market is still developing and operates pursuant to a unique regulatory structure. For example, while the state legislature in Illinois has passed laws permitting VGT’s, municipalities and counties have the power to opt out of the VGT legislation and ban VGT’s in their respective municipality or unincorporated areas within their respective county or repeal bans if they already exist to allow VGT’s. As of the date of this Registration Statement, we believe approximately 151 municipalities and six counties have chosen to opt out of the VGT legislation and ban VGT’s in their respective municipality or unincorporated areas within their respective county. Furthermore, the City of Chicago is required to affirmatively allow VGT’s in order for establishments within Chicago to operate

VGT’s on their premises since its ordinances currently prohibit VGT’s. As of the date of this Registration Statement, Chicago has not affirmatively allowed VGT’s and establishments within Chicago are not permitted to operate VGT’s on their premises. While we believe Chicago will allow VGT’s in the future, we cannot guarantee this will happen or that other municipalities or counties will not choose to opt out of the VGT legislation and ban VGT’s in their respective municipality or unincorporated areas within their respective county. We cannot guarantee that the Illinois VGT market will develop into a viable gaming market or that our business model will be as effective in the Illinois VGT market as we currently project or as effective as in other jurisdictions in which we operate. If the Illinois VGT market does not develop or our business model is not as effective as projected, we may not be able to capitalize on our investments in Illinois and our Illinois business may not be profitable.

In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. The rate of gaming growth in North America has decelerated and machine replacements are at historically low levels. Slow growth in the establishment of new gaming jurisdictions or delays in the opening of new or expanded casinos and continued declines in, or low levels of demand for, machine replacements could reduce the demand for our products and our future profits. Our business could be negatively affected if one or more of our customers is sold to or merges with another entity that utilizes more of the products and services of one of our competitors or that reduces spending on our products or causes downward pricing pressures. Such consolidations could lead to order cancellations, a slowing in the rate of gaming machine replacements, or require our current customers to switch to our competitors’ products, any of which could negatively impact our results of operations.

We may not realize satisfactory returns on money lent to new and existing customers to develop or expand gaming facilities or to acquire gaming routes.

We enter into agreements to provide financing for construction, expansion, or remodeling of gaming facilities, primarily in the State of Oklahoma, and also have agreements in other jurisdictions, such as Illinois, where we provide loans and advances to route operators to acquire location contracts and fund working capital. Under these agreements, we secure long-term contracts for game placements under either a revenue share or daily fee basis in exchange for the loans and advances. We may not, however, realize the anticipated benefits of any of these strategic relationships or financings as our success in these ventures is dependent upon the timely completion of the gaming facility, the placement of our player terminals, and a favorable regulatory environment.

These activities may result in unforeseen operating difficulties, financial risks, or required expenditures that could adversely affect our liquidity. In connection with one or more of these transactions, and to obtain the necessary funds to enter these agreements, we may need to extend secured and unsecured credit to potential or existing customers that may not be repaid, incur debt on terms unfavorable to us or that we are unable to repay, or incur other contingent liabilities.

The failure to maintain controls and processes related to billing and collecting accounts receivable or the deterioration of the financial condition of our customers could negatively impact our business. As a result of these agreements, the collection of notes receivable has become a matter of greater significance. While we believe the increased level of these specific receivables has allowed us to grow our business, it has also required direct, additional focus of and involvement by management. Further, and especially due to the current downturn in the economy, some of our customers may not pay the notes receivable when due.

For the fiscal year ended December 31, 2012, approximately 35% of our gaming revenue was derived from one customer and approximately 78% of our revenue was generated from gaming operations in the state of Oklahoma.

For the fiscal year ended December 31, 2012, approximately 78% of our total revenue was derived from gaming operations in Oklahoma, and approximately 35% of our gaming revenue was from one Native American gaming tribe in that state. The significant concentration of our revenue in Oklahoma means that local economic, regulatory and licensing changes in Oklahoma may adversely affect our business disproportionately to changes in national economic conditions, including adverse economic declines or slower economic recovery from prior declines. While we continue to seek to diversify the markets in which we operate, changes to our business, operations, game performance and customer relationships in Oklahoma, due to changing gaming regulations or licensing requirements, higher taxes, increased competition, declines in market revenue share percentages or otherwise, could have a material and adverse effect on or financial condition and results of operations. In addition, changes in our relationship with our largest customer, including a decrease in revenue share, removal of gaming machines or non-renewal of contracts, could have a material and adverse effect on our financial condition and results of operations.

Moreover, neighboring states such as Kansas, Texas and Arkansas have passed or could pass gaming legislation, which could take market share from Oklahoma gaming facilities or otherwise negatively impact the Oklahoma gaming market and, as a result, negatively impact our business.

We may be unable to protect or enforce our intellectual property.

Protection of our proprietary processes, methods and other technology is important to our business. We generally rely on the patent, trademark and trade secret laws of the United States and certain other countries in which our products are produced or sold, as well as licenses and nondisclosure and confidentiality agreements, to protect our intellectual property rights. The patent, trademark and trade secret laws of some countries may not protect our intellectual property rights to the same extent as the laws of the United States. At least one federal court has held that United States patent, trademark and trade secret laws of general application are not binding on Native American tribes absent a binding waiver of sovereign immunity.

A significant portion of our revenue is generated from products that use or incorporate certain intellectual property, and our operating results could be negatively impacted if we are unsuccessful in protecting these rights from infringement. In addition, some of our games and features are based on trademarks, patents and other intellectual property licensed from third parties. Our future success may depend upon our ability to develop, obtain, retain and/or expand licenses for popular products and underlying intellectual property rights on reasonable terms in a competitive market, which may not be available on terms acceptable to us, or may not be available at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the games or gaming machines that use the licensed technology or bear the licensed marks.

Our success depends in part on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain patent protection for our proprietary content and technologies. We may not be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for us, or that our intellectual property will not be successfully challenged or circumvented by competitors. Additionally, any issued patents that cover our proprietary technology may not provide us with sufficient protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. The U.S. federal courts or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies.

We also rely on trade secrets and proprietary know-how to protect certain proprietary knowledge and we generally enter into confidentiality agreements with certain of our employees and independent contractors regarding our trade secrets and proprietary information. However, there can be no guarantees that every employee and consultant will execute these agreements or that our employees and consultants will not breach these agreements. If these agreements are breached, it is unlikely that the remedies available to us will be sufficient to compensate us for the damages suffered. Additionally, despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors. Moreover, if our competitors independently develop equivalent knowledge, methods or know-how, it will be more difficult for us to enforce our rights and our business could be harmed.

We have a limited ability to prevent others from creating materially similar products. Despite our efforts to protect these proprietary rights, unauthorized parties may try to copy our gaming products, business models or systems, use certain of our confidential information to develop competing products, or develop independently or otherwise obtain and use our gaming products or technology, any of which could have a material adverse effect on our business.

We may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could adversely affect our operating results.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on their intellectual property rights. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation expenses protecting our intellectual property or defending third-party intellectual property claims. These expenses could have an adverse effect on our future cash flows and results of operations. Although we carry general liability insurance, our insurance does not cover potential claims of this type. If we are found to infringe on the rights of others we could be required to re-design or discontinue offering certain products or systems, to pay damages or to purchase a license to use the intellectual property in question from its owner, which may not be available on reasonable terms, or at all. Litigation can also distract management from the day-to-day operations of our business. There can be no assurances that certain of our products will not be determined to have infringed upon a third-party patent.

In addition, any of our current or future patents or patent applications, or those of our licensors, could face other challenges, such as interference proceedings, opposition proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation of, or in a narrowing of the scope of, any such current or future patents or patent applications. Any such challenges, regardless of their success, would likely be time-consuming and expensive to defend and resolve, and would divert management time and attention.

Failure to attract, retain and motivate key employees may adversely affect our ability to compete.

Our success depends largely on recruiting and retaining talented employees. The market for qualified, licensable executives and highly skilled, technical workers, such as content developers, is intensely competitive. The loss of key employees or an inability to hire a sufficient number of technical workers could limit our ability to develop successful products, cause delays in getting new products to market, cause disruptions to our customer relationships or otherwise adversely affect our business.

States and other jurisdictions may amend or repeal gaming enabling legislation which could materially impact our business.

States and other jurisdictions may amend or repeal gaming enabling legislation which could materially impact our business. Changes to gaming enabling legislation could increase our operating expenses and compliance costs or decrease the profitability of our operations. Repeal of gaming enabling legislation could result in losses of capital investments and revenue and limit future growth opportunities. For example, recently, charity gaming facilities in Alabama were forced to close due to regulatory uncertainties in the market pertaining to the legality of electronic bingo games which negatively impact our revenue and ability to collect on receivables. If any jurisdiction in which we operate were to repeal gaming enabling legislation, there could be no assurance that we could sufficiently increase our revenue in other markets to maintain operations or service our existing indebtedness.

Our business competes on the basis of the security and integrity of our systems and products.

We believe that our success depends, in part, on providing secure products and systems to our vendors and customers. Attempts to penetrate security measures may come from various combinations of customers, retailers, vendors, employees and others. Our ability to monitor and ensure the quality of our products is periodically reviewed and enhanced. Similarly, we assess the adequacy of our security systems to protect against any material loss to any of our customers and the integrity of the product to end-users. There can be no assurance that our business will not be affected by a security breach or lapse, which could have a material adverse impact on our results of operations, business or prospects.

Our gaming machines may experience losses due to technical problems or fraudulent activities.

Our success depends on our ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of our gaming machines. We incorporate security features into the design of our gaming machines and other systems, which are designed to prevent us, our customers and patrons of our gaming machines from being defrauded. We also monitor our software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that our security features or technical efforts will continue to be effective in the future. If our security systems fail to prevent fraud or if we experience any significant technical difficulties, our operating results could be adversely affected. Additionally, if third parties breach our security systems and defraud patrons of our gaming machines, or if our hardware or software experiences any technical anomalies, our customers and the public may lose confidence in our gaming machines and operations, or we could become subject to legal claims by our customers or to investigation by gaming authorities.

Our gaming machines have experienced anomalies and fraudulent manipulation in the past. Games and gaming machines may be replaced by casinos and other gaming machine operators if they do not perform according to expectations, or may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, our gaming machines may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other action by gaming regulatory authorities, including suspension or revocation of our gaming licenses or other disciplinary action.

Although our network is private, it is susceptible to outages due to fire, floods, power loss, break-ins, cyberattacks and similar events. We have multiple site back-up for our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses and break-ins. Similar disruptions from unauthorized tampering with our computer systems in any such event could have a material adverse effect on our business, operating results and financial condition. Adverse weather conditions, particularly flooding, tornadoes, heavy snowfall and other extreme weather conditions often deter our customer’s end users from traveling, or make it difficult for them to frequent the sites where our games are installed. If any of those sites experienced prolonged adverse weather conditions, or if the sites in Oklahoma, where a significant number of our games are installed, simultaneously experienced adverse weather conditions, our results of operations and financial condition would be materially and adversely affected.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, state and local laws and regulations that (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the use of regulated materials in the manufacture of our products by third parties or our disposal of materials, substances or wastes, (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our and our third-party manufacturers’ costs and impact the availability of components required to manufacture our products. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse affect on our business.

If our products contain defects, our reputation could be harmed and our results of operations adversely affected.

Some of our products are complex and may contain undetected defects. The occurrence of defects or malfunctions in one or more of our products could result in financial losses for our customers and in turn termination of leases, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of revenue.

Our business is subject to quarterly fluctuation.

Historically, our operating results have been highest during the first quarter and lowest in our third and fourth quarters, primarily due to the seasonality of player demand. Our quarterly operating results may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos, the expansion or contraction of existing casinos, approval or denial of our products and corporate licenses under gaming regulations, the introduction of new products, the seasonality of customer capital budgets, the mix of domestic versus international sales and the mix of lease and royalty revenue versus sales and service revenue. As a result, our operating results could be volatile, particularly on a quarterly basis.

Some of our products contain open source software which may be subject to restrictive open source licenses, requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.

Some of our products contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code governed by the open source software licenses available to third parties and/or license such software under the terms of a particular open source license, potentially granting third parties certain rights to our software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful, we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our business.

Recently introduced or proposed smoking bans at customer facilities may adversely impact our revenues.

Some U.S. jurisdictions have recently introduced or proposed smoking bans in public venues, including casinos, which may reduce player traffic in the facilities of our current and prospective customers, which may reduce revenues on our participation gaming machines or impair our future growth prospects and therefore may adversely impact our revenues in those jurisdictions. Other participants in the gaming industry have reported declines in gaming revenues following the introduction of a smoking ban in jurisdictions in which they operate and we cannot predict the magnitude or timing of any decrease in revenues resulting from the introduction of a smoking ban in any jurisdiction in which we operate.

Apollo, which will beneficially own all of our equity and control us upon consummation of the Acquisition, may have conflicts of interest with us in the future and may have interests that differ from your interests as a holder of our Common Stock.

Upon consummation of the Acquisition, funds affiliated with Apollo will control us through their ownership of 100% of our voting equity. As a result, Apollo will have control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of our members. In addition, Apollo may have an interest in pursuing dispositions, acquisitions, financings or other transactions that, in its judgment, could enhance its equity investments, even though such transactions might involve risks to us as a company including transactions in which we incur additional indebtedness.

Apollo may direct us to make significant changes to our business operations and strategy, including with respect to, among other things, new product and service offerings, sales of assets, employee headcount levels and initiatives to reduce costs and expenses. We cannot provide assurance that our future business operations will remain broadly in line with our existing operations or that significant assets will not be sold.

Apollo is also in the business of making investments for its own account in companies, and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as Apollo continues to own a significant amount of our voting equity, it will continue to be able to strongly influence or effectively control us and our decisions.

Upon becoming the sole holder of all of our equity, Apollo may have interests that differ from, and may be adverse to, the interests of holders of our Common Stock.

We are dependent on our suppliers and any failure of these parties to meet our performance and quality standards or requirements could cause us to incur additional costs or lose customers.

The manufacturing, assembling and designing of our electronic gaming machines depends upon a continuous supply of raw materials, such as source cabinets, which we currently source primarily from one supplier. If our current supplier is unable to deliver these items in the quantity required or in accordance with our standards of quality and we are unable to find an alternative supplier in a timely fashion or on reasonable terms, we may not be able to meet the demands of our customers or our contractual obligations, which would adversely affect our results of operations and business.

Casino operations are conducted at the discretion of our customers.

Our casino customers are responsible for the operations of their facilities and are not required to consult us or take our advice on their operations, marketing, facility layout, gaming floor configuration, or promotional initiatives. Further, our customers’ are solely responsible for safety and security at their facilities. Our customers have in the past, and will in the future, remodel and expand their facilities. Our operating and financial results could suffer if our machines are not a part of an optimized facility layout or gaming floor configuration, are not supported by effective marketing or promotional initiatives or are scheduled to be out of service during a facility remodeling, or our customers’ facilities are closed or not visited because of end-users concern for safety, a lack of amenities, or other factors.

The risks related to operations in foreign countries and outside of traditional U.S jurisdictions could negatively affect our results.

We operate in jurisdictions outside of the United States, principally in Canada and on tribal lands of Native American tribes. The developments noted below, among others, could adversely affect our financial condition and results of operations:

•	social, political or economic instability;

•	additional costs of compliance with international laws or unexpected changes in regulatory requirements;

•	tariffs and other trade barriers;

•	fluctuations in foreign exchange rates outside the United States;

•	adverse changes in the creditworthiness of parties with whom we have significant receivables or forward currency exchange contracts;

•	expropriation, nationalization and restrictions on repatriation of funds or assets;

•	difficulty protecting our intellectual property;

•	recessions in foreign economies;

•	difficulties in maintaining foreign operations;

•	changes in consumer tastes and trends;

•	acts of war or terrorism; and

•	U.S. government requirements for export.

We are continuing to improve our internal controls over financial reporting.

In connection with the audit of our financial statements as of and for the year ended December 31, 2011, our independent accountants identified a significant deficiency in our internal controls over financial reporting. In connection with the audit of our financial statements as of and for the year ended December 31, 2010, our independent accountants identified a material weakness in our internal controls over financial reporting. Under standards established by the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants, a material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Under standards established by the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants, a significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of our financial reporting. The material weakness related to our not having adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis. During 2011, we undertook significant actions to remediate the material weakness. As a result of these actions, our independent accountants did not identify any material weaknesses in connection with the audit of our financial statements as of and for the year ended December 31, 2011. However, in connection with such audit our independent accountants did identify a significant deficiency in our internal controls relating to our procedures and processes for accounting for impairments of long lived assets. During 2012, we continued to undertake actions to remediate the significant deficiencies noted in the audit of our financial statements as of and for the year ended December 31, 2011. As a result of our actions, our independent accountants did not identify any significant deficiencies in connection with the audit of our financial statements as of and for the year ended December 31, 2012.

We intend to continue to improve our internal controls over financial reporting and ensure we are able to produce accurate and timely financial statements. However, no assurance can be given that our actions will be successful.

ITEM 2.	FINANCIAL INFORMATION.

Selected Financial Data

In the tables below, we provide selected historical consolidated financial data of AGS Capital, LLC as of and for the periods indicated. We prepared this information using audited financial statements for the fiscal years ended December 31, 2012, 2011 and 2010 and unaudited financial statements for the nine months ended September 30, 2013 and 2012. “The unaudited Consolidated Balance Sheet Data as of September 30, 2012 has been extracted without material adjustment from our accounting records.” When reading this selected historical financial data, it is important to read it in conjunction with the information and financial statements, including the notes related thereto, contained in Item 2. “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 15. “Financial Statements and Exhibits” included in this Registration Statement.

	Year Ended December 31,			Nine Months ended September 30,
(in thousands)	2010	2011	2012	2012	2013
Consolidated Statements of Operations:
Gaming revenue	$55,021	$52,660	$54,029	$41,176	$41,957
Gaming revenue—other	3,804	4,270	3,763	2,927	800
Equipment sales	2,979	2,716	763	697	1,226

Total revenues	61,804	59,646	58,555	44,800	43,983
Gaming operating expenses	18,583	16,091	11,515	9,634	6,519
Cost of equipment sales	1,505	1,061	395	281	777
Loss (gain) on disposition of assets	(29)	176	451	464	775
General and administrative	22,378	13,344	14,350	10,769	12,497
Selling and marketing	4,136	3,346	3,443	2,544	2,538
Phantom unit compensation	—	929	654	654	463
Impairment of long-lived assets	—	804	2,711	—	3,364
Impairment of intangibles	—	—	3,686	—	1,391
Impairment of goodwill	—	—	18,679	18,679	—
Depreciation and amortization	22,844	23,644	29,454	21,332	21,716
Write downs and other charges	—	2,249	3,664	3,586	202

Total operating expenses	69,417	61,644	89,002	67,943	50,242

Loss from operations	(7,613)	(1,998)	(30,447)	(23,143)	(6,259)
Interest expense	5,861	5,833	10,270	5,989	13,168
Interest income	(648)	(512)	(439)	(307)	(1,268)
Other expenses (income), net	(168)	293	(67)	(174)	(254)

Net loss	(12,658)	(7,612)	(40,211)	(28,651)	(17,905)
Foreign currency translation adjustment	18	(49)	56	55	(23)

Total comprehensive loss	$(12,640)	$(7,661)	$(40,155)	$(28,596)	$(17,928)

Consolidated Statements of Cash Flows:
Net cash provided by operating activities	$21,765	$21,947	$18,850	$14,157	$14,833
Net cash used in investing activities	(32,554)	(26,205)	(51,776)	(39,181)	(19,697)
Net cash provided by financing activities	12,489	7,239	28,806	21,549	6,788
Capital expenditures of gaming equipment, vehicles and other equipment	(12,411)	(14,334)	(21,086)	(12,887)	(11,954)
Consolidated Balance Sheets:
Cash and cash equivalents	$8,128	$10,787	$6,545	$7,136	$8,621
Gaming equipment, vehicles and other equipment	33,863	36,887	40,267	36,508	37,255
Total assets	124,700	128,603	125,567	128,548	115,623
Total liabilities	153,301	151,077	127,508	118,916	135,492
Total member’s deficit	(28,601)	(22,474)	(1,941)	(127,579)	(19,869)

Unaudited Pro Forma Consolidated Financial Data

The following Unaudited Pro Forma Consolidated Financial Data reflect adjustments to the historical consolidated financial statements of AGS Capital to give effect to the Acquisition and our anticipated post acquisition capital structure described in the notes to the Unaudited Pro Forma Consolidated Financial Data as of September 30, 2013 for the Unaudited Pro Forma Consolidated Balance Sheet and as of January 1, 2012, the first day of fiscal 2012, for the Unaudited Pro Forma Consolidated Statements of Operations presented for both the nine months ended September 30, 2013 and the year ended December 31, 2012.

The following Unaudited Pro Forma Consolidated Financial Data as of September 30, 2013, and for the year ended December 31, 2012 and the nine month period ended September 30, 2013, is presented to illustrate the effects of the Acquisition and the use of net proceeds.

The Unaudited Pro Forma Consolidated Financial Data shows the impact of the Acquisition on the consolidated balance sheets and the consolidated statements of operation under the acquisition method of accounting. Under this method of accounting, the assets and liabilities of AGS Capital are recorded at their estimated fair values as of the date the Acquisition is completed. In addition, as explained in more detail in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Data, the amounts reflected in the Unaudited Pro Forma Consolidated Financial Data are subject to adjustment. The Unaudited Pro Forma business combination adjustments for the acquisition of AGS Capital include the expected business combination adjustments that will be recorded when AP Gaming Acquisition, LLC finalizes its accounting for the Acquisition based upon the fair value of the assets acquired and liabilities assumed. The business combination adjustments may be refined as additional information becomes available.

On November 19, 2013, AGS Capital created a wholly owned subsidiary, AP Gaming NV, LLC (“AP Gaming NV”). At the closing of the Acquisition, AGS Capital will sell all of the equity interest in AP Gaming NV to an officer of AGS Capital, pursuant to a purchase and option agreement (the “P&O Agreement”). AGS Capital has a call option to repurchase the equity of AP Gaming NV. In addition, AGS Capital management holds management positions with AP Gaming NV and directs the operations of AP Gaming NV. As a result we determined that AP Gaming NV is a Variable Interest Entity and AGS Capital is the primary beneficiary and will therefore continue to consolidate AP Gaming NV after the Acquisition.

The Unaudited Pro Forma Consolidated Statement of Operations was prepared as if (i) the Acquisition had occurred on January 1, 2012, (ii) the estimated net proceeds of the Acquisition were received on January 1, 2012 and (iii) a portion of the existing bank borrowings was repaid on January 1, 2012.

The Unaudited Pro Forma Consolidated Balance Sheet was prepared as if (i) the Acquisition had occurred on September 30, 2013, (ii) the estimated net proceeds of the Acquisition were received on September 30, 2013 and (iii) a portion of the existing bank borrowings was repaid as of September 30, 2013.

The Unaudited Pro Forma Consolidated Financial Data are for informational purposes only and is not necessarily indicative of what our financial performance would have been had the transactions reflected therein been completed on the dates assumed. It may not reflect the financial performance that would have resulted had we been operating as an acquired company during those periods. In addition, it is not indicative of our future financial performance.

The Unaudited Pro Forma Consolidated Financial Data should be read in conjunction with “—Selected Financial Data,” “—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 1. “Business” and the unaudited and audited consolidated financial statements and the related notes thereto, included elsewhere in this Registration Statement.

The Unaudited Pro Forma Consolidated Financial Data are compiled in a manner consistent with the accounting policies that will be used by us in preparing our consolidated financial statements. All Pro Forma adjustments are directly attributable to the transactions, factually supportable and based on available information and assumptions that we believe are reasonable.

Unaudited Pro Forma Consolidated Statements of Operations

AGS Capital, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED September 30, 2013

	Historical AGS Capital, LLC	Total Adjustments		Pro Forma
Net revenues	43,982,524	—		43,982,524
Operating expenses:
Gaming operating expenses	6,518,510	—		6,518,510
Cost of equipment sales	777,145	—		777,145
Loss on disposition of assets	775,427	—		775,427
General and administrative	12,496,688	—		12,496,688
Selling and marketing	2,537,615	—		2,537,615
Phantom unit plan compensation	463,018	—		463,018
Impairment of long lived assets	3,364,090	—		3,364,090
Impairment of intangibles	1,390,500	—		1,390,500
Depreciation and amortization	21,715,919	444,585	(H)	22,160,504
Writedowns and other charges	202,500	—		202,500

Total operating expenses	50,241,412	444,585		50,685,997

Loss from operations	(6,258,888)	(444,585)		(6,703,473)

Interest expense	13,167,623	(1,003,790)	(B)	12,163,833
Interest income	(1,268,241)	1,181,581	(A)	(86,660)
Other income	(253,530)	—		(253,530)

Net loss before income tax benefit	(17,904,740)	(622,376)		(18,527,116)

Income tax benefit	—	6,484,491	(C)	6,484,491

Net loss	$(17,904,740)	$5,862,115		$(12,042,625)

Loss per common share
Basic		$0.59	(D)	$(1.20)
Diluted		$0.59	(E)	$(1.20)
Weighted average common shares outstanding (in thousands)
Basic		10,000	(D)	10,000
Diluted		10,000	(E)	10,000

Unaudited Pro Forma Consolidated Statements of Operations

AGS Capital, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED December 31, 2012

	Historical AGS Capital, LLC	Total Adjustments		Pro Forma
Net revenues	$58,555,107	$—		$58,555,107
Operating expenses:
Gaming operating expenses	11,515,204	—		11,515,204
Cost of equipment sales	395,181	—		395,181
Loss on disposition of assets	450,858	—		450,858
General and administrative	14,349,749	—		14,349,749
Selling and marketing	3,442,549	—		3,442,549
Phantom unit plan compensation	653,596	—		653,596
Impairment of long lived assets	2,711,412	—		2,711,412
Impairment of intangibles	22,365,384	—		22,365,384
Depreciation and amortization	29,454,038	1,011,537	(H)	30,465,575
Writedowns and other charges	3,663,886	—		3,663,886

Total operating expenses	89,001,857	1,011,537		90,013,394

Loss from operations	(30,446,750)	(1,011,537)		(31,458,287)

Interest expense	10,269,667	5,948,777	(B)	16,218,444
Interest income	(439,140)	30,667	(A)	(408,473)
Other income	(66,292)	—		(66,292)

Net loss before income taxes	(40,210,985)	(6,990,981)		(47,201,966)

Tax benefit	—	16,520,688	(C)	16,520,688

Net loss	$(40,210,985)	$9,529,707		$(30,681,278)

Loss per common share
Basic		$0.95	(D)	$(3.07)
Diluted		$0.95	(E)	$(3.07)
Weighted average common shares outstanding (in thousands)
Basic		10,000	(D)	10,000
Diluted		10,000	(E)	10,000

Unaudited Pro Forma Consolidated Balance Sheet

AGS Capital, LLC

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2013

	Historical AGS Capital, LLC	Total Adjustments			Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$8,620,709	$13,199,490	(I	)	$21,820,199
Restricted cash	100,000	—			100,000
Trade accounts receivable	6,532,917	—			6,532,917
Notes receivable - current portion	1,158,685	(333,333)	(J	)	825,352
Inventories, net	4,708,324	—			4,708,324
Prepaid expenses	624,902	—			624,902
Deposits and other	2,582,904	—			2,582,904

Total current assets	24,328,441	12,866,157			37,194,598
Gaming equipment, vehicles and other equipment, net	37,255,438	—			37,255,438
Notes receivable, net of current portion	11,817,723	(11,378,738)	(J	)	438,985
Interest receivable	786,734	(786,734)	(J	)	—
Deferred loan costs, net	4,500,564	1,747,436	(M	)	6,248,000
Goodwill	—	82,477,119	(F	)	82,477,119
Intangible assets	31,331,542	37,369,825	(F	),(H)	68,701,367
Canadian tax receivable	3,974,398	(3,974,398)	(J	)	—
Other assets	1,627,962	—			1,627,962

Total other assets	54,038,923	105,454,510			159,493,433

Total assets	$115,622,802	$118,320,667			$233,943,469

LIABILITIES AND MEMBER’S AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$5,607,328	$—			$5,607,328
Accrued interest	2,002,118	(2,002,118)	(K	)	—
Current maturities of long-term debt	1,703,180	(75,000)	(K	)	1,628,180

Total current liabilities	9,312,626	(2,077,118)			7,235,508
Phantom unit-plan liabilities	2,045,754	(2,045,754)	(L	)	—
Long term debt	124,133,163	26,861,837	(K	)	150,995,000

Total liabilities	135,491,543	22,738,965			158,230,508
Commitments and contingencies
Member’s and stockholders’ equity (deficit)
Member’s capital	136,672,633	(136,672,633)	(G	)	—
Stockholders equity	—	100,000,000	(O	)	100,000,000
Accumulated deficit	(157,043,126)	132,756,087	(G	),(N)	(24,287,039)
Accumulated other comprehensive income	501,752	(501,752)	(G	)	—

Total member’s and stockholders’ equity (deficit)	(19,868,741)	95,581,702			75,712,961

Total liabilities and member’s and stockholders’ equity (deficit)	$115,622,802	$118,320,667			$233,943,469

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(A)	Represents the elimination of interest income on note receivable balances which will remain with the seller of $1.2 million for the nine month period ended September 30, 2013 and $0.1 million for the year ended December 31, 2012.

(B)	Represents adjustments to reflect:

a.	removal of interest expense and amortization of debt discount, fees and expenses attributable to the Initial Term Loan with UBS Securities LLC;

b.	recognition of interest expense attributable to borrowings of $157.2 million under our new credit facilities;

c.	amortization of fees and expenses attributable to our new credit facilities; and

d.	recognition of commitment fees on unused amounts attributable to our new revolving credit facility.

The following table sets forth the assumed principal outstanding, interest rate and maturity for each component of our new credit facilities:

	Principal	Weighted Average Interest Rate	Weighted Average Term of Debt
Term Loan Facility	$155,000,000	9.25%	7 Years
Seller Note	2,195,000	8.50%	7.5 Years
Revolver Facility*	—	9.25%	5 Years

Total	$157,195,000

*	Revolver Facility is $25,000,000 in total which will be undrawn at the date of Acquisition.

The interest rate applicable for the Term Loan and Revolver Facility is a floating rate of LIBOR plus an applicable margin with a floor of 100 bps. For the purposes of the Unaudited Pro Forma Consolidated Statements of Operations, we have assumed that our outstanding borrowings bear interest at the floor of 100 bps plus an applicable margin of 8.25%.

For the purposes of the Unaudited Pro Forma Consolidated Statements of Operations, we have assumed that the commitment fee on our revolving credit facility, which is payable quarterly in arrears, is at a rate of 0.5% (based upon our expected debt rating at the time of acquisition) of the unused amounts.

The following table summarizes the adjustments in the Unaudited Pro Forma Consolidated Statements of Operations to reflect the adjustments to interest expense on third party debt:

	Year Ended December 31, 2012
	Interest Expense	Deferred Loan Costs Amortization	Total
New Term Loan Facility	$14,265,813	$1,324,476	$15,590,288
New Seller Note	186,575	17,506	204,081
Revolver facility unused commitment fee	125,000	299,075	424,075
Less: Initial Term Loan	(8,649,105)	(1,620,562)	(10,269,667)

Total	$5,928,283	$20,495	$5,948,777

	Period Ended September 30, 2013
	Interest Expense	Deferred Loan Costs Amortization	Total
New Term Loan Facility	$10,699,359	$993,357	$11,692,716
New Seller Note	139,931	13,129	153,061
Revolver facility unused commitment fee	93,750	224,306	318,056
Less: Initial Term Loan	(11,303,162)	(1,864,461)	(13,167,623)

Total	$(370,121)	$(633,669)	$(1,003,790)

Pro forma interest charges on the term facility and revolver facilities were calculated at a rate of 9.25% reflecting the interest rate floor plus a margin of 8.25%. Fees and expenses attributable to the new credit facilities are amortized on an effective yield basis over the life of the related loan.

A change of one-eighth of 1.00% (12.5 basis points) in the interest rate associated with the floating rate borrowings would result in an additional annual interest expense of approximately $0.2 million (in the case of an increase to the rate) or an annual reduction of interest expense of approximately $0.2 million (in the case of a decrease in the rate).

(C)	For purposes of this Unaudited Pro Forma Consolidated Financial Data, the United States federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect AGS Capital’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the company.

(D)	The number of shares used to compute pro forma earnings per share — basic is 10,000,000, which is the number of shares of our common stock assumed to be outstanding on the acquisition date.

(E)	The number of shares used to compute pro forma earnings per share — diluted will be the number of basic shares referenced in note (D) above plus any potential dilution from stock-based awards granted under our stock-based compensation plans. There will be no potentially dilutive securities outstanding on acquisition date. In the ordinary course of business post acquisition, we expect to issue stock-based awards under our stock-based compensation plans which, when issued, will be dilutive in future periods.

(F)	The Unaudited Pro Forma Consolidated Financial Data reflects the acquisition of AGS Capital and the payment of approximately $83.5 million in cash consideration and reclassification of the member’s equity to the stockholders equity.

The computation of the estimated purchase price, excess of purchase price over the net tangible book value of net assets acquired and the resulting net adjustment to goodwill as of September 30, 2013 are as follows:

As of September 30, 2013
Book value of net assets	$(19,868,741)
Less: Assets remaining at seller	(16,473,203)

Net book value of net assets acquired	(36,341,944)
Less: Goodwill acquired	—
Less: Intangible assets acquired	(31,331,542)

Net Tangible book value of net assets acquired	(67,673,486)
Estimate of consideration expected to be transferred:	257,194,621
Less: Repayment of Phantom Unit Plan	(2,045,754)
Less: Breakage Fees	(267,638)
Less: Early repayment fees	(6,175,000)
Less: Cash to the balance sheet	(17,849,111)
Less: Transaction costs of the acquirer	(15,350,000)
Less: Repayment Initial Term Loan	(132,002,118)

Adjusted estimate of consideration expected to be transferred:	83,505,000

Excess purchase price over net assets acquired	151,178,486
Fair value adjustments:
Less: estimated value of identifiable intangible assets	$(68,701,367)
Total adjustments	(68,701,367)

Gross adjustment to goodwill	82,477,119
Less: Goodwill acquired	—

Net adjustment to goodwill	$82,477,119

(G)	In connection with the acquisition, the following historical member’s equity balances as of September 30, 2013 are eliminated in the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, as follows:

Member’s capital	$136,672,633
Accumulated deficit	$(157,043,126)
Accumulated other comprehensive income	$501,752

(H)	Adjustment to recognize intangibles of $68.7 million and to eliminate AGS Capital’s other identified intangibles of $31.3 million, and the related Unaudited Pro Forma Consolidated Statements of Operations impact resulting from the Acquisition. The Unaudited Pro Forma Consolidated Statements of Operations impact for the adjustment resulted in a net increase to the amortization expense of $1.0 million and $0.4 million, respectively, for the intangibles amortization for the year ended December 31, 2012 and the nine month period ended September 30, 2013.

The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time of consummation of the acquisition. For each 10% increase in fair value adjustment to intangibles, the Company would expect an annual increase in amortization expense approximating $1.4 million, assuming a weighted-average life of approximately 4.8 years.

(I)	Represents adjustments in the Unaudited Pro Forma Consolidated Balance Sheet to cash and cash equivalents as of September 30, 2013, as follows:

Proceeds from incurrence of new debt	$152,545,000
Proceeds from capital contribution	100,000,000
Repayments of initial term loan and related fees	(138,177,118)
Repayments of phantom unit plan	(2,045,754)
Transaction expenses and deferred loan costs	(15,350,000)
Breakage fees	(267,638)
Cash purchase price for equity acquired	(83,505,000)

Total	$13,199,490

(J)	Represents adjustments to eliminate assets in the Unaudited Pro Forma Consolidated Balance Sheet not acquired by AP Gaming Acquisition, LLC and retained by AGS Holdings, LLC.

(K)	The following table summarizes the adjustment in the Unaudited Pro Forma Consolidated Balance Sheet to long term debt as of September 30, 2013 as follows:

New Term Loan Facility	$153,450,000
New Seller Note	2,195,000
Less: Repayment of Initial Term Loan (non-current portion)	(124,133,163)
Less: Debt discount	(4,650,000)

Long-term debt	26,861,837

New Term Loan Facility (current portion)	1,550,000
Less: Repayment of Initial Term Loan (current portion)	(1,625,000)

Total	$26,786,837

In addition accrued interest on the Initial Term Loan of $2 million has been repaid.

(L)	Represents the adjustment in the Unaudited Pro Forma Consolidated Balance Sheet for the repayment of phantom unit plans previously sponsored by AGS Holdings, LLC.

(M)	Represents the elimination in the Unaudited Pro Forma Consolidated Balance Sheet of deferred loan costs due to the repayment of the Initial Term Loan for an amount of $4.5 million and the recognition of deferred loan costs associated with the new loan facilities for $6.2 million.

(N)	The following table summarizes the adjustment in the Unaudited Pro Forma Consolidated Balance Sheet to the accumulated deficit as of September 30, 2013, as follows:

Write off deferred loan costs due to the repayment of the initial term loan	$4,500,564
Write off the debt discount associated with the initial term loan	4,241,837
Early repayment penalty on initial term loan	6,175,000
Breakage fees	267,638
Transaction expenses	9,102,000

Total	$24,287,039

(O)	Represents the cash capital contribution made by the acquirer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Item 15. “Financial Statements and Exhibits.” This discussion and analysis also contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in “Cautionary Statement Regarding Forward-Looking Statements” and Item 1A. “Risk Factors” in this Registration Statement. The following discussion and analysis is intended to enhance the reader’s understanding of our business environment.

Overview

We are a leading designer and manufacturer of Class II gaming machines for the Native American market, with an emerging presence in a broad range of commercial markets in the United States. As of September 30, 2013, we had 8,135 gaming machines in 18 U.S. states, with 145 gaming facilities under revenue sharing agreements and 24 facilities under fee per day agreements. The majority of our systems are used by Native American gaming operators in both Class II and Class III environments, with a recent expansion into the Illinois VGT Market. Our products include electronic gaming machines, server-based systems and back-office systems that are used by casinos and other gaming locations. We currently derive substantially all of our gaming revenues from lease agreements whereby we place gaming machines and systems at a customer’s facility in return for either a share of the revenues that these machines and systems generate or a daily fee, which we collectively refer to as “participation agreements” and as our “participation model.”

Business Outlook

During 2008 and 2009, and into 2010, the poor macro-economic environment had a negative impact on consumer discretionary spending. As a result, the U.S. gaming industry experienced its first ever year-over-year declines in gross gaming revenue in 2008 and 2009. While the recessionary pressures were felt in most markets, the core destination markets of the Las Vegas Strip and Atlantic City were among the hardest hit due to the negative effects of both the recession and increased regional competition, while other commercial markets and the Native American markets were not as adversely impacted. During 2010, we began to see improvements in regional commercial gaming jurisdictions, which have continued through the third quarter of 2013.

We believe the current economic environment presents multiple opportunities for our business. We believe the improving economy should lead to increases in consumer discretionary spending, which should in turn drive higher revenues in existing gaming locations. In addition, state budget deficits have ballooned and many states with fiscal difficulties are turning to gaming as a source of revenue enhancement, which we believe presents us with continued long-term growth opportunities.

We believe our participation model offers an attractive value proposition to casino and other facility operators; especially in the current economic environment. By leasing our gaming machines to customers, we enable our customers to introduce new games in their facilities with minimal cost and financial risk. In addition, our selective use of development agreements to secure incremental game placements under long-term contracts provides customers with additional capital to help expand their operations.

Key Drivers of Our Business

Our total revenues are impacted by the following key factors:

•	the amount of money spent by consumers on our domestic revenue share installed base;

•	the amount of the daily fee on our participation gaming machines;

•	the selling price of our machines;

•	our revenue share percentage with customers;

•	the capital budgets of our customers;

•	the level of replacement of existing electronic gaming machines in existing casinos;

•	expansion of existing casinos;

•	development of new casinos;

•	opening of new gaming jurisdictions both in the United States and internationally;

•	our ability to obtain and maintain gaming licenses in various jurisdictions;

•	the relative competitiveness and popularity of our electronic gaming machines compared to competitive products offered in the same facilities; and

•	general macro-economic factors, including levels of and changes to consumer disposable income and personal consumption spending.

Our expenses are impacted by the following key factors:

•	fluctuations in the cost of labor relating to productivity;

•	overtime and training;

•	fluctuations in the price of components for gaming equipment;

•	fluctuations in energy prices;

•	changes in the cost of obtaining and maintaining gaming licenses; and

•	fluctuations in the level of maintenance expense required on gaming equipment.

Variations in our selling, general and administrative expenses, or SG&A, are primarily due to changes in employment and salaries and related fringe benefits.

Basis of Presentation

Although formed on September 8, 2005, AGS Capital had no activity until September 20, 2005, the date AGS Capital’s wholly owned subsidiary, AGS LLC, or AGS, acquired certain assets of Clapper Enterprises, Inc. and Worldwide Game Technology Corp., collectively referred to as CEI.

Our financial presentation also includes a number of other operating subsidiaries we own or have owned in the past. AGS Partners LLC, or Partners, was formed on June 22, 2006, and on June 29, 2006, Partners acquired certain assets of Aurora Gaming, Inc., Integrity Gaming, Inc. and Integrity Gaming Nevada, LLC, collectively referred to as Integrity. BOL Finance, LLC, or BOL, was formed by AGS Capital on August 8, 2008, to finance distributors operating in Louisiana. It was capitalized through a note payable to AGS Capital. American Gaming Systems Toronto, Ltd., or AGST, was formed on July 11, 2008, and capitalized through debt and equity contributions from AGS Capital. AGST acquired certain assets of Gametronics, Inc. and Phone-Sweeps, Inc., collectively referred to as Gametronics on November 10, 2008. AGS Illinois, LLLP, or AGSIL, was formed in April 2010 to be our operating subsidiary for operation in Illinois. AGS Financing Corp., or AGS Finance, was formed on March 17, 2011 for the purpose of acting as a co-obligor in certain financing transactions. Promotional Marketing LLC, or Promotional, was formed on August 22, 2008. As of January 19, 2011, BOL and Promotional were merged into AGS LLC. Additional information on our acquisitions and divestitures is included below in “—Acquisitions and Divestitures.”

Acquisitions and Divestitures

AGS Acquisition

On September 20, 2005, AGS acquired certain assets of CEI for a purchase price of $67.8 million, which included approximately $2.4 million of acquisition costs. AGS accounted for the transaction as a purchase of a business in accordance with ASC Topic 805, “Business Combinations,” and, accordingly, the operating results have been included in the AGS consolidated financial statements since the date of acquisition.

The aggregate purchase price of the transaction was allocated to the identifiable intangible assets and tangible assets acquired, based on their estimated fair values at the date of acquisition, with any residual amount allocated to goodwill as follows:

Acquired assets:	Amount
Gaming equipment	$8,462,000
Other fixed assets	157,000
Inventories	822,000
Note receivable	2,843,000
Intangibles	36,691,000
Goodwill	18,678,970
Other	146,030

Total acquired assets	$67,800,000

Integrity Acquisition

On June 29, 2006, we acquired certain assets of Integrity for a purchase price of approximately $11.4 million, which includes approximately $53,000 of acquisition costs. The transaction was accounted for as a purchase of a business in accordance with ASC Topic 805, “Business Combinations,” and, accordingly, the operating results have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price of the transaction has been allocated to the identifiable intangible assets and tangible assets acquired, based on their estimated fair values at the date of acquisition, as follows:

Acquired assets:	Amount
Gaming equipment	$2,302,150
Intangibles	9,132,850

Total acquired assets	$11,435,000

Gametronics Acquisition

On November 10, 2008, we acquired certain assets, including certain intellectual property rights, of Gametronics for a purchase price of approximately $3.9 million, which includes approximately $427,000 of acquisition costs. The transaction was accounted for as a purchase of a business in accordance with ASC Topic 805, “Business Combinations,” and, accordingly, the operating results have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price of the transaction has been allocated to the identifiable intangible assets and tangible assets acquired, based on their estimated fair values at the date of acquisition, as follows:

Acquired assets:	Amount
Gaming equipment	$979,000
Intangibles	2,953,000

Total acquired assets	$3,932,000

We had previously capitalized software development costs totaling approximately $2.0 million and $600,000 paid to Gametronics during the years ended December 31, 2008 and 2007, respectively.

During 2009, we sold certain equipment acquired in connection with this transaction to the previous owner of Gametronics in exchange for a licensing agreement, under which we will earn licensing fees for providing our software. The licensing agreement has a specified duration of 10 years unless terminated earlier under certain provisions of the agreement. Licensing fee revenue earned is included in gaming revenue—other.

Bluberi Transaction

On January 9, 2012, we entered into a definitive agreement (the “Definitive Agreement”) with Bluberi Gaming Technologies, Inc., or Bluberi, pursuant to which the we agreed to terminate our existing distribution agreement with Bluberi (the “Existing Distribution Agreement”) and to purchase all of Bluberi’s right, title and interest in certain game titles covered by the Existing Distribution Agreement (the “Bluberi Transaction”). In connection therewith, we agreed to pay $22.8 million to Bluberi and to enter into a five-year service agreement with Bluberi for which we will pay Bluberi a $2.0 million servicing fee paid ratably over the term of the service agreement and a one-time $1.0 million performance-based bonus. According to the Definitive Agreement, $3.5 million was due to Bluberi upon execution of the Definitive Agreement and $19.3 million was due no later than February 28, 2012 subject to certain restrictions as defined. At our option, payment of the $19.3 million could be extended one month by paying $2.5 million no later than February 28, 2012 and could be extended an additional month by paying $2.5 million no later than March 31, 2012, with both payments applying to the $19.3 million balance. On March 27, 2012, an addendum to the Definitive Agreement was executed which eliminated the payment due on March 31, 2012 and replaced it with payments of $500,000 due March 30, 2012, April 6, 2012, April 13, 2012, April 20, 2012, and April 27, 2012. On May 11, 2012, we made our final payment in accordance with the Definitive Agreement and its addendum.

Proposed Acquisition by AP Gaming Acquisition, LLC

On September 16, 2013, we entered into an Equity Purchase Agreement (as subsequently amended and restated on December 3, 2013, the “Acquisition Agreement”) with AP Gaming Acquisition, LLC (“AP Gaming Acquisition”), an affiliate of Apollo for $215 million, in addition to a potential earnout payment of up to $35 million. The Acquisition Agreement provides that funds affiliated with Apollo will purchase 100% of the equity of AGS Capital, LLC from AGS Holdings, LLC. The Acquisition Agreement contains certain termination rights for both parties, and under specific circumstances each party might be required to pay the counterparty a termination fee. The Acquisition Agreement contains certain limitations on our operations during the period prior to the close of the Acquisition. See Item 1. “Business—The Acquisition.”

Long-Term Debt

On August 15, 2012, we entered into a $130 million senior secured credit agreement with UBS Securities, LLC (the “Term Loans”). Under this credit agreement, we borrowed $115 million as an Initial Term Loan and utilized the proceeds to repay all amounts outstanding under the May 14, 2007 credit agreement and fund operations. The agreement also includes a $15 million Delayed Draw Term Loan commitment, of which $7.5 million is freely available to us and was drawn on October 25, 2012, with the remaining $7.5 million draw subject to certain criteria. The Term Loans accrue interest at LIBOR or base rate, at our election, subject to an interest rate floor plus an applicable margin rate. Aggregate principal amounts of the Term Loans shall be payable in quarterly installments equal to 1.25% of the outstanding balance beginning September 30, 2014, with the final installment payable at August 15, 2016. The Term Loans are subject to certain financial covenants and other covenants including a total leverage ratio and an interest coverage ratio, as well as limits on capital expenditures. We were in compliance with all covenants as of September 30, 2013.

On April 16, 2013, we entered into the first amendment to the Term Loans which, among other items, revised the financial covenant requirements, beginning with the first quarter of 2013 extending through the term of the agreement.

In October 2013, we entered into financing agreements to purchase 450 gaming machines from various third party suppliers for lease to a company that operates and service slot routes in Illinois. The agreements require monthly payments of interest and principle and have terms ranging from 24 to 36 months and carry an interest rate from 8.0% to 8.5%.

Results of Operations

The following tables set forth certain selected audited and unaudited condensed consolidated financial data for the periods indicated:

	Year Ended December 31,			Nine Months ended September 30,
(in thousands)	2010	2011	2012	2012	2013
Consolidated Statements of Operations:
Gaming revenue	$55,021	$52,660	$54,029	$41,176	$41,957
Gaming revenue—other	3,804	4,270	3,763	2,927	800
Equipment sales	2,979	2,716	763	697	1,226

Total revenues	61,804	59,646	58,555	44,800	43,983
Gaming operating expenses	18,583	16,091	11,515	9,634	6,519
Cost of equipment sales	1,505	1,061	395	281	777
(Gain) loss on disposition of assets	(29)	176	451	464	775
General and administrative	22,378	13,344	14,350	10,769	12,497
Selling and marketing	4,136	3,346	3,443	2,544	2,538
Phantom unit compensation	—	929	654	654	463
Impairment of long lived assets	—	804	2,711	—	3,364
Impairment of intangibles	—	—	3,686	—	1,391
Impairment of goodwill	—	—	18,679	18,679	—
Depreciation and amortization	22,844	23,644	29,454	21,332	21,716
Write downs and other charges	—	2,249	3,664	3,586	202

Total operating expenses	69,417	61,644	89,002	67,943	50,242

Loss from operations	(7,613)	(1,998)	(30,447)	(23,143)	(6,259)
Interest expense	5,861	5,833	10,270	5,989	13,168
Interest income	(648)	(512)	(439)	(307)	(1,268)
Other (income) expenses, net	(168)	293	(67)	(174)	(254)

Net loss	$(12,658)	$(7,612)	$(40,211)	$(28,651)	$(17,905)

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

Revenues

Total revenues were $44.0 million for the nine months ended September 30, 2013 compared to $44.8 million for the nine months ended September 30, 2012, which represents a decrease of $0.8 million, or 1.8%. Gaming revenues were $42.0 million for the nine months ended September 30, 2013 compared to $41.2 million for the nine months ended September 30, 2012, which represents an increase of $0.8 million, or 1.9%. The decrease in total revenue was primarily a result of the termination of a software license agreement on March 29, 2013, offset by the increase in gaming revenues and equipment sales. The increase in gaming revenue was primarily a result of transitioning from predominantly participation based revenue to more lease based revenue, including the addition of an entirely new lease market. During this transition, participation revenue decreased $3.1 million while lease revenue increased $3.7 million.

Operating Expenses

Gaming operating expenses. Total gaming operating expenses were $6.5 million for the nine months ended September 30, 2013 compared to $9.6 million for the nine months ended September 30, 2012, which represents a decrease of $3.1 million, or 35.0%. The decrease in gaming operating expenses was primarily a result of the consummation of the Bluberi transaction in May 2012, which reduced Bluberi commissions by approximately $3.1 million, capitalization of certain production costs during 2013 that did not occur in 2012 and $0.2 million in non-recurring charges in 2012; partially offset by an increase facility specific fees and third party servicing fees.

Cost of equipment sales. Cost of equipment sales was $0.8 million for the nine months ended September 30, 2013 compared to $0.3 million for the nine months ended September 30, 2012, which represents an increase of $0.5 million, or 166.7%. The increase is due to an increase in games sales.

Loss (gain) on disposition of assets. Loss on disposition of assets was $0.8 million for the nine months ended September 30, 2013 compared to $0.5 million for the nine months ended September 30, 2012, which represents an increase of $0.3 million, or 60%. The increase in the loss on disposition of assets was primarily a result of a loss event regarding old gaming devices from our Oklahoma warehouse.

General and administrative. General and administrative costs were $12.5 million for the nine months ended September 30, 2013 compared to $10.8 million for the nine months ended September 30, 2012, which represents an increase of $1.7 million, or 15.7%. The increase is due to legal fees of $1.2 million related to an arbitration proceeding with a customer, legal fees of $0.5 million related to the Acquisition, as well an increase in general and research and development payroll costs; partially offset by a decrease in bonus expense, and a decrease in licensing fees related to initial licensing of new jurisdictions expensed in 2012.

Selling and marketing. Selling and marketing costs were relatively consistent at $2.5 million for both the nine months ended September 30, 2013 and 2012.

Phantom unit compensation. Phantom unit compensation expense was $0.5 million for the nine months ended September 30, 2013 compared to $0.7 million for nine months ended September 30, 2012, which represents a decrease of $0.2 million, or 29.2%. The expense represents the recognition of the change in the fair value of the phantom units that vested during the two periods.

Impairment of long lived assets. Impairment of long-lived assets represents an impairment loss for obsolete gaming machines. The impairment charge was $3.4 million for the nine months ended September 30, 2013. We did not record an impairment charge in the nine months ended September 30, 2012.

Impairment of intangibles. Impairment of intangibles was $1.4 million for the nine months ended September 30, 2013. The amount relates to a lease incentive associated with a long-term lease with a gaming operator in Illinois entered into in 2010 for which the lease was amended in September 2013. We did not record an impairment charge in the nine months ended September 30, 2012.

Impairment of goodwill. Impairment of goodwill was $0 and $18.7 million for the nine months ended September 30, 2013 and 2012 respectively. The 2012 impairment, which accounted for the entire balance, was a result of the combination of an increase in our weighted average cost of capital primarily related to the increased interest rate related to the 2012 UBS debt and reduced revenue with in our long-term operating plan.

Depreciation and amortization. Depreciation and amortization was $21.7 million for the nine months ended September 30, 2013 compared to a $21.3 million for the nine months ended September 30, 2012, which represents an increase of $0.4 million, or 1.9%.

Other Expense (Income)

Interest expense. Interest expense was $13.2 million for the nine months ended September 30, 2013 and $6.0 million for the nine months ended September 30, 2012, which represents an increase of $7.2 million, or 120.0%. The increase in interest expense was primarily due to the increased interest rate for the new credit agreement entered into in August 2012.

Interest income. Interest income was $1.3 million for the nine months ended September 30, 2013 compared to $0.3 million for the nine months ended September 30, 2012. The increase in interest income was primarily the result of additional interest recognized on the loans to the gaming operators in the Illinois VGT market partially offset by a decrease in the outstanding principal amount of our other development agreement notes receivable generating interest income. Of the $13.0 million of notes receivable as of September 30, 2013, $11.8 million is related to loans to gaming operators in the Illinois VGT market. Of the $11.8 million for Illinois we are recognizing interest income on $7.8 million which is a percentage basis of live units to expected total deployments.

Other. We recorded other income of $0.3 million for the nine months ended September 30, 2013 and $0.2 million of income for the nine months ended September 30, 2012. The nine months ended September 30, 2013 includes $0.4 million of income related to the de-recognition of a customer liability. The remainder for 2013 and 2012 relates to the change in foreign currency exchange.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenues

Total revenues were $58.6 million for 2012 compared to $59.6 million for 2011, which represents a decrease of $1.0 million, or 1.7%. Gaming revenues were $54.0 million for 2012 compared to $52.7 million for 2011, which represents an increase of $1.3 million, or 2.5%. The increase in gaming revenue was primarily a result of an increase in the install base of leased games, which yielded a higher fee per day compared to participation games. Equipment sales were $0.8 million for 2012 compared to $2.7 million for 2011, which represents a decrease of $1.9 million, or 71.9%. The decrease in equipment sales was primarily due to our decision to focus on the recurring revenue portion of our business rather than game sales, which resulted in fewer units being sold in 2012 compared to 2011.

Operating Expenses

Gaming operating expenses. Total gaming operating expenses were $11.5 million for 2012 compared to $16.1 million for 2011, which represents a decrease of $4.6 million, or 28.6%. The decrease in gaming operating expenses was primarily a result of the consummation of the Bluberi transaction in May 2012. Bluberi commissions were $3.2 million in 2012 compared to $7.8 million in 2011.

Cost of equipment sales. Cost of equipment sales were $0.4 million for 2012 compared to $1.1 million for 2011, which represents a decrease of $0.7 million, or 62.7%. The decrease in cost of equipment sales was primarily a result of fewer equipment sales as described above.

Loss (gain) on disposition of assets. Loss on disposition of assets was $0.5 million for 2012 compared to $0.2 million for 2011, which represents an increase of $0.3 million, or 156.7%. The loss for 2012 represents two material dispositions, while the 2011 loss was primarily a result of a loss on the sale of gaming equipment in the fourth quarter of 2011 and the loss on written off gaming equipment in Mexico partially offset by the return of gaming equipment by the state of Alabama which was previously written off.

General and administrative. General and administrative costs were $14.4 million for 2012 compared to $13.3 million for 2011, which represents a increase of $1.1 million, or 7.5%. The increase in general and administrative costs for 2012 was due primarily to an increase in research and development and payroll costs.

Selling and marketing. Selling and marketing costs were $3.4 million for 2012 compared to $3.3 million for 2011, which represents an increase of $0.1 million, or 2.9%. The increase in selling and marketing costs was primarily a result of higher commission expense partially offset by lower general selling costs.

Phantom unit compensation. Phantom unit compensation expense was $0.7 million for 2012 compared to $0.9 million for 2011, which represents a decrease of $0.2 million or 29.7%. The 2012 costs represent the recognition of the change in the fair value of the phantom units that vested during 2012.

Impairment of long lived assets. Impairment of long-lived assets represents an impairment loss for obsolete gaming machines. The impairment was $2.7 million for 2012 compared to $0.8 million for 2011, which represents an increase of $1.9 million, or 237.4%. The increase is primarily due to a greater number of gaming machine we do not expect to use for future deployments resulting from our decision to focus on newer cabinet models.

Impairment of intangibles. Impairment of intangibles was $3.7 million for 2012, $2.9 million of which related to adjusting our net carrying value of the cashless gaming system licenses required to operate certain gaming machines. The remaining amount related to customer agreements and internally developed software associated with a licensing agreement held by AGS Toronto, which we terminated in March 2013. There was no impairment for intangibles in 2011.

Impairment of goodwill. Impairment of goodwill was $18.7 million for 2012. The impairment is a result of the combination of an increase in our weighted average cost of capital primarily related to the increased interest rate related to our Term Loans and reduced revenue with in our long-term operating plan. There was no impairment for goodwill in 2011.

Write downs and other charges. Write downs and other charges were $3.7 million for 2012 compared to $2.2 million for 2011, which represents an increase of $1.5 million, or 68.2%. The amounts for 2012 consist of $3.5 million of debt-related costs related to our prior credit facility, which was paid off with the proceeds of the Term Loans, and other costs incurred for unsuccessful financing transactions, and $0.2 million for consulting fees paid to a related party. The 2011 costs solely relate to unsuccessful financial transactions.

Depreciation and amortization. Depreciation and amortization expense was $29.5 million for 2012 compared to $23.6 million for 2011, which represents an increase of $5.9 million, or 25.0%. The increase in depreciation was primary related to additional costs for new gaming machines including the new deployments for Illinois VGT market. The increased amortization expense was primarily a result of the amortization of the intangible associated with the Bluberi transaction that was completed in May 2012 as well as an increase in internally developed software, partially offset by certain intangibles that were fully amortized in 2012.

Other (Income) Expenses

Interest expense. Interest expense was $10.3 million for 2012 compared to $5.8 for 2011, which represents an increase of $4.5 million, or 76.1%. The increase in interest expense was primarily related to the increased interest rate for the Term Loans, which we entered into in August 2012.

Interest income. Interest income was $0.4 million for 2012 compared to $0.5 million for 2011, which represents a decrease of $0.1 million. The decrease in interest income was primarily the result of a decrease in the outstanding principal amount of our development agreement notes receivable generating interest income. Of the $12.4 million of notes receivable as of December 31, 2012, $10.1 million is related to loans to gaming operators in the Illinois VGT market. Of the $10.1 million for Illinois we are recognizing interest income on $0.8 million which is a percentage basis of live units to expected total deployments.

Other. We recorded other income of $0.1 million for 2012 compared to other expenses of $0.3 million for 2011, primarily as a result of a change in foreign currency exchange.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenues

Total revenues were $59.6 million for 2011 compared to $61.8 million for 2010, which represents a decrease of $2.2 million, or 3.6%. Gaming revenues were $52.7 million for 2011 compared to $55.0 million for 2010, which represents a decrease of $2.3 million, or 4.2%. The decrease in gaming revenue was primarily a result of a decrease in average game count along with adverse weather in Oklahoma in the first quarter of 2011, which caused several casino closures where our games are located. Equipment sales were $2.7 million for 2011 compared to $3.0 million for 2010, which represents a decrease of $0.3 million, or 10.0%. The decrease in equipment sales was primarily a result of a relatively flat number of units sold during 2011 compared to 2010 at a lower average selling price. In addition, there was a decrease in parts sales in 2011 compared to 2010.

Operating Expenses

Gaming operating expenses. Total gaming operating expenses were $16.1 million for 2011 compared to $18.6 million for 2010, which represents a decrease of $2.5 million, or 13.4%. The decrease in gaming operating expenses was primarily a result of the amended agreement signed in May 2010 with Bluberi, which lowered their commission rate from 30% to 20% of revenue.

Cost of equipment sales. Cost of equipment sales was $1.1 million for 2011 compared to $1.5 million for 2010, which represents a decrease of $0.4 million, or 29.5%. The decrease in cost of equipment sales was primarily a result of equipment sales at a lower average selling price as described above.

Loss (gain) on disposition of assets. Loss on disposition of assets was $0.2 million for 2011 compared to an immaterial gain for 2010. The loss on disposition of assets was primarily a result of a loss on the sale of gaming equipment in the fourth quarter of 2011 and the loss on written off gaming equipment in Mexico offset by the return of gaming equipment by the state of Alabama which was previously written off.

General and administrative. General and administrative costs were $13.3 million for 2011 compared to $22.4 million for 2010, which represents a decrease of $9.1 million, or 40.6%. The decrease in general and administrative costs for 2011 was due primarily to a reduction in bad debt expense compared to 2010. General and administrative costs in 2010 included $8.1 million in bad debt expense relating to sales from 2008 and 2009.

Selling and marketing. Selling and marketing costs were $3.3 million for 2011 compared to $4.1 million for 2010, which represents a decrease of $0.8 million, or 19.1%. The decrease in selling and marketing costs was primarily a result of a reduction in sales payroll expense.

Phantom unit compensation. Phantom unit compensation for 2011 represents the recognition of the change in the fair value of the phantom units that vested during 2011. There was no phantom unit compensation in 2010.

Impairment of long-lived assets. Impairment of long-lived assets for 2011 represents the recognition of an impairment loss for obsolete gaming machines. There was no impairment loss in 2010.

Depreciation and amortization. Depreciation and amortization expense was $23.6 million for 2011 compared to $22.8 million for 2010, which represents an increase of $0.8 million, or 3.5%. The increase in depreciation and amortization expense was primarily a result of a full year of amortization of licenses with Bluberi in 2011 as well as an increase in internally developed capitalized software in 2011.

Write downs and other charges. Write downs and other charges included $2.2 million of costs related to a cancelled bond offering in 2011.

Other Expenses (Income)

Interest expense. Interest expense was relatively flat at $5.8 million for 2011 compared to $5.9 million for 2010.

Interest income. Interest income was $0.5 million for 2011 compared to $0.6 million for 2010, which represents a decrease of $0.1 million. The decrease in interest income was primarily the result of a decrease in the outstanding principal amount of our development agreement notes receivable generating interest income. Of the $9.6 million of notes receivable as of December 31, 2011, we have deferred recognizing interest income on $3.3 million of that balance, which relate to loans to potential gaming operators in the Illinois VGT market, until collectability of the interest income is reasonably assured.

Other. We recorded other expenses of $0.3 million for 2011 compared to other income of $0.2 million for 2010, primarily as a result of increased foreign currency exchange expense.

Liquidity and Capital Resources

We expect that primary ongoing liquidity requirements will be for capital expenditures, working capital, other debt service, game development and other customer acquisition activities. We expect to finance these liquidity requirements through a combination of cash on hand and cash flows from operating activities. In October 2013, we entered into financing agreements to purchase 450 gaming machines from various third party suppliers for lease to a company that operates and service slot routes in Illinois. The agreements require monthly payments of interest and principle and have terms ranging from 24 to 36 months and carry an interest rate from 8.0% to 8.5%.

As of September 30, 2013, we had $8.6 million in cash and cash equivalents and $130.1 million of outstanding indebtedness (not including the discount), under our existing credit facility. As of December 31, 2012, we had $6.5 million in cash and cash equivalents and $122.9 million of outstanding indebtedness (not including the discount), which consisted of $122.5 million of outstanding indebtedness under our existing credit facility, and a $0.4 million note payable to Aristocrat.

On September 16, 2013, AP Gaming Acquisition entered into a commitment letter with Citigroup Markets Inc., Credit Suisse AG, Deutsche Bank AG, Nomura Securities International, Inc. and their respective affiliates in respect of certain senior secured credit facilities consisting of a $155 million term loan facility (the “Term Facility”) and a $25 million revolving credit facility (the “Revolving Facility” and, together with the Term Facility, the “Senior Secured Credit Facilities”).

AP Gaming I, LLC, a wholly owned indirect subsidiary of AP Gaming (the “Borrower”), is expected to close the Senior Secured Credit Facilities substantially concurrently with the consummation of the Acquisition. All borrowings under the Senior Secured Credit Facilities are subject to the satisfaction (or waiver by lenders) of certain customary conditions on or prior to the date of the consummation of the Acquisition (such date, the “Closing Date”). The proceeds of the Term Facility on the Closing Date will be used by the Borrower, together with the proceeds of the equity contribution and other sources of funds, to pay the consideration for the Acquisition, to refinance the Company’s existing credit facilities and to pay the costs and expenses of the Acquisition and other related transactions. The proceeds of the Revolving Facility will be used by the Borrower from time to time on or after the Closing Date for general corporate purposes and other purposes agreed to with the lenders.

The Term Facility, which may at the Borrower’s request be increased up to $167.5 million before the Closing Date, will mature on the seventh anniversary of the Closing Date, and the Revolving Facility will mature on the fifth anniversary of the Closing Date. The Term Facility requires scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the term loans, with the balance due at maturity. Borrowings under the Senior Secured Credit Facilities are expected to bear interest at a rate equal to, at the Borrower’s option, either LIBOR or the base rate, subject to an interest rate floor plus an applicable margin rate. In addition, on a quarterly basis, the Borrower is required to pay each lender under the Revolving Facility a commitment fee in respect of any unused commitments thereunder at a rate of 0.50% per annum.

The Senior Secured Credit Facilities will be guaranteed by AP Gaming Holdings, the Borrower’s material, wholly owned domestic subsidiaries (subject to certain exceptions) and AP Gaming NV, LLC, and will be secured by a pledge by AP Gaming Holdings of the Borrower’s equity interest directly held by AP Gaming Holdings and a pledge of substantially all of the existing and future property and assets of the Borrower and the subsidiary guarantors and AP Gaming NV, LLC, subject to certain exceptions. The Senior Secured Credit Facilities are expected to require that the Borrower maintain a maximum net first lien leverage ratio set at a level to be agreed. The Senior Secured Credit Facilities will also contain customary events of default included in similar financing transactions, including, among others, failure to make payments when due, default under other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments.

Based on our current business plan, we believe that our existing cash balances and cash generated from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, our future cash requirements could be higher than we currently expect as a result of various factors. Our ability to meet our liquidity needs could be adversely affected if we suffer adverse results of operations, or if we violate the covenants and restrictions to which we are subject under the credit facility. Additionally, our ability to generate sufficient cash from our operating activities is subject to general economic, political, regulatory, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our existing credit facility in an amount sufficient to enable us to pay our service or repay our indebtedness or to fund our other liquidity needs, and we may be required to seek additional financing through credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities.

Net cash provided by operating activities

Net cash provided by operating activities was $14.8 million for the nine months ended September 30, 2013 compared to $14.2 million for the nine months ended September 30, 2012, representing an increase of $0.6 million. The increase is primarily due to an increase in income from operating activities excluding non-cash expenses of approximately $2.8 million, a $7.5 million increase due to changes in working capital during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, offset by an increase in cash paid for interest of approximately $8.0 million.

Net cash provided by operating activities was $18.8 million for 2012 compared to $21.9 million for 2011, representing a decrease of $3.1 million primarily due to a decrease in working capital and an increase in cash paid for interest in 2012 compared to 2011.

Net cash provided by operating activities was $21.9 million for 2011 compared to $21.8 million for 2010, representing an increase of $0.1 million primarily due to an increase in working capital in 2011 compared to 2010.

Net cash used in investing activities

Net cash used in investing activities was $19.7 million during the nine months ended September 30, 2013 compared to $39.2 million during the nine months ended September 30, 2012, representing a decrease of $19.5 million. The decrease is primarily due to a decrease in purchases of intangible assets of $19.6 million as $19.9 million was spend last year on the Bluberi transaction, a reduction in advances to customers of $2.7 million, a decrease in collections under note receivables of $1.7 million, a decrease in capital expenditure of $0.9 million and no collections related to the Canadian payroll credit, partially offset by a $0.3 million increase in software development during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Net cash used in investing activities was $51.8 million in 2012, compared to $26.2 million in 2011, representing an increase of $25.6 million. $16.1 million of the increase is due to an increase in intangible assets where we spent $22.9 million in 2012 compared to $6.9 million in 2011. Of the 2012 amount, $19.9 million was related to the Bluberi transaction. The remaining increase is from a $1.4 million increase in software development, $3.2 million increase in notes receivables, a $6.8 million increase in capital expenditures primary related to the Illinois VGT market and a $1.5 million decrease in our Canadian payroll tax receivable and a decrease of $0.8 million of collections on notes receivables as well as $1.2 million collected towards the Canadian payroll tax receivable.

Net cash used in investing activities was $26.2 million in 2011, compared to $32.6 million in 2010, representing a decrease of $6.4 million. The decrease in net cash used in investing activities was primarily related to our acquisition of Bluberi license rights for an aggregate of $7.5 million during 2010 offset by a $1.9 million increase in capital expenditures in 2011, $2.8 million increase in notes receivable in 2011, and a $1.8 million increase in collections on notes receivable in 2011.

Net cash provided by financing activities

Net cash provided by financing activities was $6.8 million during the nine months ended September 30, 2013 compared to $21.5 million provided by financing activities during the nine months ended September 30, 2012, representing a decrease of $14.7 million. The decrease in net cash provided by financing activities was primarily due to a single borrowing of $7.5 million in 2013 compared to a $109.8 million borrowing for the 2012 UBS debt and a $130.6 million repayment of the 2007 UBS debt in 2012 and a $7.6 million decrease in deferred financing fees, partially offset by a decrease in member contributions of $50.7 million related to our refinancing activities during the nine months ended September 30, 2012.

Net cash provided by financing activities was $28.8 million for 2012 compared to $7.2 million for 2011, representing an increase of $21.6 million. The increase in net cash provided by financing activities was primarily due to a $36.9 million increase in member contributions, partially offset by $9.6 million net change in debt related to the repayment of our previous credit facility with the proceeds from the Term Loans and a $5.4 million increase in deferred financing fees related to our refinancing activities.

Net cash provided by financing activities was $7.2 million for 2011 compared to $12.5 million for 2010, representing a decrease of $5.3 million. The decrease in net cash provided by financing activities was primarily due to a net $2.6 million increase in repayments under our then-existing credit facility, an increase of $0.3 million in deferred financing costs, an increase of $0.2 million in payments on the Aristocrat note payable, offset by a $1.1 million increase in net contributions from members.

Significant Accounting Policies and Critical Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make decisions based upon estimates, assumptions and factors we consider relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ materially from those anticipated.

We believe that the following critical accounting policies and underlying estimates and judgments involve a higher degree of complexity than others do:

Revenue Recognition

The majority of our gaming revenue is recurring and generated under participation agreements whereby we provide electronic gaming machines and systems in return for a percentage these machines and systems generate or a daily licensing fee. Under these arrangements, we generally retain ownership of the gaming equipment installed at customer facilities and are responsible for providing ongoing maintenance and support of the equipment. Certain arrangements require a portion of the revenue generated by our equipment to be set aside to be used to fund facility-specific marketing, advertising, promotions and service. These amounts are offset against revenue. We record revenue from our participation agreements based on the revenue generated by our machines during the reporting period factoring in the specified revenue share percentage for each customer. We record revenue from daily fee agreements based on the number of operating machine days during the reporting period multiplied by the specified daily fee per gaming unit or other denominator specified in the contracts.

Revenues from the stand-alone product sales or separate accounting units are recorded when:

•	persuasive evidence of an arrangement exists;

•	the sales price is fixed and determinable;

•	delivery has occurred and services have been rendered; and

•	collectability is probable.

Notes Receivable and Development Agreements

We enter into development agreements to provide financing for the construction of new gaming facilities or the expansion of existing facilities. In return, the customer generally allocates to us a certain percentage of the floor or specified number of electronic gaming machines to be placed by us in the facility under a long-term equipment lease agreement whereby we receive a share of the revenues generated by our games or a fixed daily fee per game. Certain agreements contain performance standards for our gaming terminals that could allow the facility to reduce a portion of our guaranteed floor space. Terms regarding repayment of our loans or advances vary by agreement. In some agreements, we are repaid out of the incremental facility revenue or profit generated by the expansion in proportion to the amount of the overall funding we provided. It is also typical to have agreements where our loans or advances are repaid based on fixed monthly payments or other amortization schedule. Amounts advanced in excess of the initial fair value of the notes receivable are allocated to intangible assets and amortized over the life of the contract.

Generally, we utilize the term of a contract to amortize the intangible assets associated with development agreements. We review the carrying value of these contract rights at least annually, or whenever changes in circumstances indicate the carrying value of these assets may not be recoverable. While we believe that our estimates and assumptions used in evaluating the carrying value of these assets are reasonable, different assumptions could materially affect either the carrying value or the estimated useful lives of the contract rights.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to our accounts receivable and notes receivable that have been deemed to have a high risk of collectability. We review our accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. We analyze historical collection trends and changes in our customers’ payment patterns, customer concentration and credit worthiness when evaluating the adequacy of our allowance for doubtful accounts. A large percentage of receivables are with Native American tribes that have their casinos and gaming operations in the state of Oklahoma, and we have concentrations of credit risk with several tribes. Despite the industry, geographic and customer concentrations related to our receivables, due to our historical experience with receivable collections, management considers credit risk to be minimal with respect to accounts receivable. We include any receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. Changes in our assumptions or estimates reflecting the collectability of certain accounts could materially affect our allowance for both trade and notes receivable.

Inventories

Inventories consist primarily of parts and supplies that are used to repair and maintain machinery and equipment, as well as gaming equipment under construction or held for sale. Inventories are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out (FIFO) method for all components of inventory. We regularly review inventory quantities and update estimates for the net realizable value of inventories. This process includes examining the carrying values of parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of our inventories, the current and projected sales levels for such products, the projected markets for such products and the costs required to sell the products, including refurbishment costs. Changes in our assumptions or estimates could materially affect our inventory carrying value.

Gaming Equipment, Vehicles and Other Equipment

The cost of gaming equipment consisting of gaming machines, servers and other support equipment as well as vehicles and other equipment, are depreciated over their estimated useful lives, generally using the straight-line method for financial reporting. We annually evaluate the estimated lives used to depreciate assets. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future cash flows expected to be generated by the asset. Our policy is to provide reserves, when necessary, for excess or obsolete gaming machines on hand that we do not expect to be used. Reserves are based upon several factors, including estimated forecast of gaming terminal demand for placement into casinos. While we believe that our estimates and assumptions used in evaluating the carrying amount of these assets are reasonable, different assumptions could affect either the carrying amount or the estimated useful lives of the assets, which could have a significant impact on our results of operations and financial condition.

Long Lived and Intangible Assets

We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized for long-lived assets and identifiable intangibles, other than goodwill, when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’ carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Goodwill

We are required to perform an annual goodwill impairment review, and depending upon the results of that measurement, the recorded goodwill may be written down and charged to income from operations when its carrying amount exceeds its estimated fair value. Goodwill is reviewed for possible impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable, such as a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, or a loss of key personnel.

Accounting for Income Taxes

We are a limited liability company treated as a disregarded entity for federal and state income tax purposes. As a result, any federal (and most state) items of income or loss, and any income tax credits, are passed through to our ultimate owner for inclusion in its individual income tax returns. We previously were a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes is included in our consolidated financial statements.

Our tax returns are subject to examination by U.S. federal and state authorities. If such examinations occur and result in changes with respect to any partnership qualifications or changes to distributable income or loss, the tax liability of the members may be changed accordingly.

Costs of Computer Software

Internally developed gaming software is accounted for under FASB ASC Topic 985-20, Costs of Software to Be Sold, Leased or Marketed, and is stated at cost, which is amortized over the estimated useful lives of the software, generally using the straight-line method. Software development costs are capitalized once technological feasibility has been established and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made.

Research and Development

We conduct research and development activities primarily to develop new gaming platforms and gaming content. These research and development costs consist primarily of salaries and benefits and are expensed as incurred. Once the technological feasibility of a project has been established, capitalization of development costs begins until the product is available for general release.

Contingencies

We assess our exposures to loss contingencies, including claims and legal proceedings, and accrue a liability if a potential loss is considered probable and the amount can be estimated. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, if the actual loss from a contingency differs from our estimate, there could be a material impact on our results of operations or financial position. Operating expenses associated with contingencies, including legal fees, are expensed when incurred.

Seasonality

Historically, our operating results have been highest during the first quarter and lowest in our third and fourth quarters, primarily due to the seasonality of player demand. Our quarterly operating results may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos, the expansion or contraction of existing casinos, approval or denial of our products and corporate licenses under gaming regulations, the introduction of new products, the seasonality of customer capital budgets, the mix of domestic versus international sales and the mix of lease and royalty revenue versus sales and service revenue.

Inflation

Our operations have not been, nor are they expected to be in the future, materially affected by inflation. However, our operational expansion is affected by the cost of hardware components, which are not considered to be inflation sensitive, but rather, sensitive to changes in technology and competition in the hardware markets. In addition, we expect to continue to incur increased legal and other similar costs associated with regulatory compliance requirements and the uncertainties present in the operating environment in which we conduct our business.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table contains information on our contractual obligations and commitments as of December 31, 2012.

		Payments Due by Period
(in thousands)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Long term debt	$130,000	$—	$9,750	$120,250	$—
Estimated interest payment	54,277	14,950	29,900	9,427	—

Total	$184,277	$14,950	$39,650	$129,677	$—

The following table contains information on our contractual obligations and commitments as of December 31, 2012, giving pro forma effect to the Acquisition and the Senior Secured Credit Facilities.

		Payments Due by Period
(in thousands)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Long term debt	$157,273	$1,628	$3,100	$3,100	$149,445
Estimated interest payments	$99,637	14,391	28,352	27,778	29,117

Total	$256,910	$16,019	$31,452	$30,878	$178,562

Recently Issued Accounting Standards

In July 2012, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, (“ASU 2012-02”). ASU 2012-02 amends the guidance in Accounting Standards Codification 350-302 on testing indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. In addition, ASU 2012-02 does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The adoption of this standard will not have a material effect on our financial position or results of operations.

In June 2011, FASB issued an ASU on presentation of comprehensive income to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of stockholders’ equity, among other items. The guidance requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments are effective for fiscal years ending after December 15, 2012 for the Company. This pronouncement did not have a material effect on our financial statements.

In September 2011, the FASB amended ASC 350, “Intangibles—Goodwill and Others,” to simplify the assessment of goodwill impairment and will become effective for the Company for fiscal years beginning after December 15, 2011, however early adoption is allowed. The amended guidance allows us to do an initial qualitative assessment of relative events and circumstances to determine if fair value of a reporting unit is more likely than not less than its carrying value, prior to performing the two-step quantitative goodwill impairment test. We adopted the amended guidance for its September 30, 2011 measurement date and it did not have a material effect on its financial statements.

Industry and Market Data

This Registration Statement includes market and industry data that we obtained from our research, studies conducted by third party sources that we believe to be reliable and industry and general publications published by third parties and, in some cases, management estimates based on industry and other knowledge. We have not independently verified any of the data from third party sources, and we make no representation as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources, and we make no representations as to the accuracy of such estimates.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rates. Our primary exposure to market risk is interest rate risk associated with our long-term debt, which accrues interest at variable rates. The Term Loans accrue and the Senior Secured Credit Facilities will accrue interest at LIBOR or the base rate, at our election, subject to an interest rate floor plus an applicable margin rate.

In connection with the development agreements we enter into with some of our customers, we provide financing for the construction of new gaming facilities or the expansion of existing facilities, which are generally required to be repaid. As a result of these notes receivable, we are subject to market risk with respect to interest rate fluctuations.

Any material increase in prevailing interest rates could cause us to incur significantly higher interest expense. These factors have not increased significantly, therefore no significant changes have been made in our strategies to manage any of these exposures. We evaluate our exposure to market risk by monitoring interest rates in the market place.

ITEM 3.	PROPERTIES.

We currently lease the following properties:

Location	Size
727 Overhead Drive, Oklahoma City, Oklahoma	60,000 sq. ft.
6680 Amelia Earhart Court, Las Vegas, Nevada	23,153 sq. ft.
905 Irving Park Road, Itasca, Illinois	20,680 sq. ft.
8820 Jane Street, Building B, Concord, Ontario, Canada	8,500 sq. ft.
1200 NW 63rd Street, Suite 300, Oklahoma City, Oklahoma	3,750 sq. ft.
2555 Marshall Road, Suite E, Biloxi, Mississippi	350 sq. ft.

Our lease for our facility in Concord, Ontario is scheduled to expire in December 2013, and our leases for our facilities in Itasca, Illinois and at 727 Overhead Drive in Oklahoma City, Oklahoma are set to expire by the end of 2015. In addition, our facilities in Biloxi, Mississippi and at 1200 NW 63rd Street in Oklahoma City, Oklahoma are currently operating under month-to-month leases. We currently do not own any real property.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of December 19, 2013, we had 100 shares of Common Stock issued and outstanding. All of our shares of Common Stock are owned by Apollo Gaming Holdings, L.P. The address of Apollo Gaming Holdings, L.P. is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, NY, 10019. Apollo Gaming Holdings, L.P. is an affiliate of Apollo Management, L.P.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Set forth below are the names, ages, positions, and biographical information of the executive officers of AGS Capital and the director of AP Gaming.

Name	Age	Position
Robert Miodunski	62	Chairman, Chief Executive Officer and President
Curt Mayer	45	Chief Financial Officer
Ken Bossingham	49	Chief Operating Officer
Paul Lofgren	52	Vice President of Business Development
Victor Gallo	47	General Counsel, Compliance Officer and Vice President, Regulatory Affairs
Olaf Vancura	46	Vice President of Game Development
David Sambur	33	Director

The following are brief biographies describing the backgrounds of the executive officers of AGS Capital and our director.

Robert Miodunski. Mr. Miodunski has served as the Chairman, Chief Executive Officer and President of AGS Capital since July 2010. He previously served as President and Chief Executive Officer of Alliance Gaming (nka Bally Technologies, Inc.) from 1999 to 2004. From fiscal year 2000 through 2004, Alliance Gaming grew its revenue from continuing operations from $184.0 million to $476.6 million and operating income from $5.8 million to $88.8 million. Prior to his tenure at Bally, Mr. Miodunski was President of United Coin Machine Co., a subsidiary of Bally Technologies, Inc. Mr. Miodunski’s previous experience also includes service as President of Mulholland Harper, a national sign company, several vice president positions with Federal Sign, a subsidiary of Federal Signal, and a number of managerial positions within the semiconductor industry. Mr. Miodunski received a Bachelor of Science degree from the University of Missouri and an MBA from the University of Dallas.

Curt Mayer. Mr. Mayer has served as our Chief Financial Officer since July 2011. From February 2011 to July 2011, he served as Chief Financial Officer of Skywire Media, Inc., a startup in the mobile technology sector. From May 2007 to November 2010, Mr. Mayer served as Corporate Vice-President of Finance for Station Casinos, Inc. Prior to his tenure at Station Casinos, Mr. Mayer served as Chief Financial Officer for Black Gaming, LLC from May 2002 to May 2007. From July 1992 to May 2002, Mr. Mayer was employed by the accounting firm of Arthur Andersen, LLP, most recently as a Senior Audit Manager. From 1995 to 2002, Mr. Mayer worked in the firm’s Las Vegas office providing audit services to the hospitality and gaming industry. Mr. Mayer obtained his CPA license in the state of Pennsylvania.

Ken Bossingham. Mr. Bossingham has served as our Chief Operating Officer since January 2013. He previously spent 12 years with Atronic Americas, LLC as Senior Vice President of Sales and Chief Operating Officer, leading them through the GTECH acquisition in 2008. After the acquisition, Mr. Bossingham served as Vice President and General Manager North American Casino for GTECH/Spielo until his departure in 2013. Mr. Bossingham has also held senior management positions in the gaming space with JCM Global and Aristocrat Technologies. He holds a Bachelor of Science degree from Moorhead State University and an MBA from Idaho State University.

Paul Lofgren. Mr. Lofgren has served as our Vice President of Business Development since October 2010. He is the founder and President of Redhorse Advisory Group, which provides expertise and resources to gaming clients seeking to introduce new products, enter new markets or improve performance. Previously, he was Executive Vice President of Bally Technologies, Inc. where he led the Gaming Division and Worldwide Business Development of the company. In this position, Mr. Lofgren managed over 800 employees with operations in over 250 jurisdictions. Mr. Lofgren received his Bachelor of Business Administration degree in Accounting from the University of San Diego.

Victor Gallo. Mr. Gallo joined us in February 2010 as Vice President, Licensing and Compliance and Compliance Officer and currently serves as our General Counsel, Compliance Officer and Vice President, Regulatory Affairs. Previously, Mr. Gallo was General Counsel and Vice President of Business Development for Youbet.com, and Vice President of Legal and Compliance and Corporate Counsel for Konami Gaming. Mr. Gallo has also worked as an attorney in private practice, and as an active duty captain in the Air Force Judge Advocate General Corps. Mr. Gallo received his Bachelor of Science degree in Aerospace Engineering from the University of Southern California and a Juris Doctor from the University of the Pacific.

Olaf Vancura. Dr. Vancura has served as our Vice President for Game Development since October 2010. Previously, Dr. Vancura was Vice President of Game Development and Chief Creative Officer of Mikohn Gaming. Dr. Vancura is the chief architect of the popular strategy-based Yahtzee and Battleship lines of casino games, as well as the trivia-based Ripley’s Believe It or Not! casino games. He has also acquired and created unique casino game content for national brands such as Garfield, Monopoly, Clue, Trivial Pursuit and Wink Martindale. On multiple occasions, Dr. Vancura’s games have received game-design “Most Innovative” awards and been featured on the covers of major gaming publications and two of Dr. Vancura’s gaming machine titles were voted #1 and #3 “Most Innovative Games of the Year” by readers of Strictly Slots magazine. He was the named inventor on over 60 national (and additional international) patents related to gaming. Dr. Vancura holds a Ph.D in physics from Johns Hopkins University, served a post-doctoral fellowship at Harvard University and was a member of the Harvard-Smithsonian Center for Astrophysics.

David Sambur. Mr. Sambur has served as a member of the Board of AP Gaming since November 2013. He also serves as Chief Executive Officer, President, Secretary and Treasurer of AP Gaming. Mr. Sambur is a Partner of Apollo, having joined in 2004. Mr. Sambur has experience in financing, analyzing, investing in and/or advising public and private companies and their board of directors. Prior to joining Apollo, Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. from 2002 to 2004. Mr. Sambur serves on the board of directors of Caesars Entertainment, Verso Paper Corp., Verso Paper, Inc., Verso Paper Holdings LLC, Momentive Performance Materials Holdings LLC, Momentive Performance Materials Inc. and Momentive Specialty Chemicals Inc. Mr. Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a BA in Economics. Mr. Sambur’s executive leadership experience, including his service on the board of several companies, and financial expertise is a valuable asset to the Board.

ITEM 6.	EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table discloses compensation for our fiscal year ending December 31, 2012 (“Fiscal 2012”) received by Messrs. Miodunski, Mayer and Lofgren, each of whom was a “named executive officer” during Fiscal 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(1)	Total ($)
Robert Miodunski, President and Chief Executive Officer	2012	450,000	—	—	—	172,275	—	622,275
Curt Mayer, Chief Financial Officer	2012	275,000	—	—	—	75,000	10,418	360,418
Paul Lofgren Vice President, Business Development and Sales	2012	275,000	—	—	—	73,129	8,592	356,721

(1)	Amounts represent the Company’s matching contribution under our 401(k) Plan.

Grants of Plan-Based Awards for Fiscal 2012

The following Grants of Plan-Based Awards table provides information concerning awards granted in Fiscal 2012 to our named executive officers. No equity awards were granted to our named executive officers during Fiscal 2012.

Name	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)
	Threshold ($)	Target ($)	Maximum ($)
Robert Miodunski	—	225,000	450,000
Curt Mayer	—	137,500	275,000
Paul Lofgren	—	137,500	275,000

(1)	This reflects the target and maximum payouts to our named executive officers pursuant to the 2012 Managerial Incentive Plan with respect to services performed for the Company during Fiscal 2012.

Employment Agreements with Named Executive Officers

Robert Miodunski

On June 2, 2010, we entered into an employment agreement with Mr. Robert Miodunski, pursuant to which he was appointed Chairman of the Advisory Board and Interim President / Chief Executive Officer of AGS. Mr. Miodunski’s employment agreement was amended November 28, 2011 and again on March 21, 2013 to change his position to President/Chief Executive Officer of AGS and Chairman of the Advisory Board until the earlier of his four-year anniversary with AGS, the hiring of a new President/CEO (at which time he would remain as Chairman) or a change in control of ownership of AGS. Mr. Miodunski’s annual base salary is $450,000 and he is eligible for an annual bonus to be paid in cash based on our attainment of financial results and earnings targets. Mr. Miodunski also received a one-time signing bonus of $100,000, to be credited against his bonuses earned, if any, in either 2010 or 2011. In accordance with his employment agreement, Mr. Miodunski was granted phantom equity units. Effective April 1, 2013, Mr. Miodunski adopted a three-day work schedule, and his base salary was pro-rated accordingly to $300,000 per year. His annual performance bonus potential was also reduced pro rata by 60%.

Curt Mayer

On June 23, 2011, we entered into an employment agreement with Mr. Curt Mayer, pursuant to which he was appointed Chief Financial Officer. Mr. Mayer’s employment agreement was amended on March 18, 2013 to, among other things, increase his severance to nine months base salary. Mr. Mayer’s annual base salary is $275,000 and he is eligible for an annual bonus to be paid in cash based on our attainment of financial results and earnings targets. In accordance with his employment agreement, Mr. Mayer was granted profits interests that represent a percentage of the gains in equity value of the Company in the event of a sale.

Paul Lofgren

On September 28, 2010, we entered into an employment agreement with Mr. Paul Lofgren, pursuant to which he was appointed Vice President of Business Development. Mr. Lofgren’s base salary is $275,000 and he is eligible for an annual commission bonus to be paid in cash based on sales and game placements signed after Mr. Lofgren’s employment commences. Mr. Lofgren also received a one-time signing bonus of $50,000. In accordance with his employment agreement, Mr. Lofgren was granted profits interests that represent a percentage of the gains in equity value of the Company in the event of a sale.

Outstanding Equity Awards as of Fiscal Year End 2012

	Name	Number of Securities Underlying Unexercised Options/SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/SARs (#)(1) Unexercisable	Option/SAR Exercise Price ($)(2)		Option/SAR Expiration Date (3)
June 6, 2010 November 28, 2011	Robert Miodunski	129.17 54.17	70.83 145.83	$ $	90 million 90 million	2/28/2015 2/28/2015
June 23, 2011	Curt Mayer	37.5	62.5		$90 million	2/28/2015
September 28, 2010	Paul Lofgren	56.25	43.75		$90 million	2/28/2015

The equity awards represent phantom units granted under the AGS Holdings, LLC Phantom Unit Plan (the “Phantom Unit Plan”). The phantom units represent a contractual right to receive a percentage of the equity value of the Company in excess of the strike price, in the event of a change in control. Each phantom unit represents a 0.01% percentage interest in the transaction proceeds payable in respect of a change in control.

(1)	The remaining phantom units vest monthly over the remaining 17 and 35 months in the case of Mr. Miodunski; provided, that the second grant to Mr. Miodunski shall cease vesting upon the hiring of a new President/CEO, 30 months in the case of Mr. Mayer, and 21 months in the case of Mr. Lofgren. If the named executive officer is still employed by the company on the date of a change in control, all outstanding unvested phantom units shall immediately vest.

(2)	The exercise price will increase to $115 million if a change in control has not occurred prior to January 1, 2014.

(3)	The phantom units will be cancelled if a change in control has not occurred by February 28, 2015.

No phantom units were “exercised” or triggered during Fiscal 2012.

Pension Benefits

We do not maintain any defined benefit pension plan for the benefit of our named executive officers.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plan for the benefit of our named executive officers.

Payments Upon Termination and Change of Control

Pursuant to each named executive officer’s employment agreement, upon the termination of his employment by the Company without “Cause,” the Company would provide cash severance equal to six months base salary to Mr. Miodunski, nine months base salary to Mr. Mayer and 12 months base salary to Mr. Lofgren. “Cause” in the employment agreements with each of Messrs. Miodunski, Mayer and Lofgren includes (i) failure to correct underperformance after written notification from, in the case of Mr. Miodunski, the Chairman of the Board or his designee, or, in the case of Messrs. Mayer and Lofgren, the CEO or the Board, (ii) illegal fraudulent conduct, (iii) conviction of a felony, (iv) a determination that Messrs. Miodunski, Mayer or Lofgren’s involvement with the Company would have a negative impact on our ability to receive or retain any licenses, (v) willful or material misrepresentation to the Company, CEO or Board relating to the business, assets, prospects or operation of the Company, or (vi) refusal to take any action as reasonably directed by the Board or any individual acting on behalf or at the direction of the Board. In addition, “Cause” in Mr. Miodunski’s employment agreement also includes EBITDA of the Company falling below $25 million during any twelve month period. Each of Messrs. Miodunski, Mayer and Lofgren must sign a standard release of claims before we will make any severance payment.

If the employment of each of our named executive officers had been terminated by us without Cause as of December 31, 2012, Messrs. Miodunski, Mayer and Lofgren would have been entitled to receive cash severance payments in the amount of $225,000, $206,250 and $275,000, respectively. Each of our named executive officers has agreed in his employment agreement to post-termination noncompetition and nonsolicitation covenants for 12 months following termination of employment; provided that in the case of Mr. Miodunski (a) the nonsolicitation covenant applies for 24 months and (b) the noncompetition covenant only applies for six months following termination of employment by us without Cause unless the Company pays him an additional six months of severance.

In addition, upon a change in control of the Company, all unvested phantom units will become fully vested subject to the named executive officer’s continued employment through the date of the change in control. If a change in control of the Company had occurred on December 31, 2012, the value of the previously unvested phantom units held by Messrs. Miodunski, Mayer and Lofgren that would have become vested on December 31, 2012 (based on an estimated per unit value as of December 31, 2012 of $1,612.67 is approximately $295,667, $60,475 and $90,713, respectively).

Director Compensation

David Sambur, an affiliate of Apollo, is the sole member of our Board of Directors and does not receive any compensation from the Company for his services on the Board.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Transactions

Transactions Related to the Acquisition

On November 19, 2013, AGS Capital created a wholly owned subsidiary, AP Gaming NV, LLC (“AP Gaming NV”). Prior to the closing of the Acquisition, certain of AGS Capital’s assets and interests in Nevada will be transferred, assigned or otherwise contributed to AP Gaming NV. At the closing of the Acquisition, AGS Capital will sell all of the equity interest in AP Gaming NV to Curt Mayer, who was recently licensed by the Nevada Gaming Commission as the chief financial officer of AGS, LLC, pursuant to a purchase and option agreement (the “P&O Agreement”). Also at the closing of the Acquisition, AGS Capital and AGS Gaming NV will enter into a services and license agreement (the “Services and License Agreement”), pursuant to which AP Gaming NV will receive operational and administrative services from AGS Capital and AGS Capital’s employees which, together with assets transferred, assigned and contributed to AP Gaming NV by AGS Capital, will permit AP Gaming NV to continue the Nevada operations on a seamless basis from and after the closing of the Acquisition. In addition, at the closing of the Acquisition, AGS Capital will enter into a revolving credit facility (the “Revolving Facility”) with AP Gaming NV to provide AP Gaming NV with sufficient liquidity to fund its operations.

Pursuant to the P&O Agreement, AGS Capital, the sole member of AP Gaming NV will sell all of its equity interests in AP Gaming NV to Curt Mayer. AGS Capital will retain an option to reacquire the equity interests from Curt Mayer (the “Option”), which will be exercisable on or prior to the tenth anniversary of the closing of the Acquisition. Conditions required by the P&O Agreement include (a) the execution of and delivery by AP Gaming NV of a guarantee agreement in respect of the Senior Secured Credit Facilities and (b) the entry by AP Gaming NV into a collateral agreement to be executed in connection with the Senior Secured Credit Facilities in its capacity as a “Pledgor.”

Pursuant to the Services and License Agreement, AP Gaming NV will receive operational and administrative services from AGS Capital and AGS Capital’s employees that, together with assets transferred, assigned and contributed to AP Gaming NV by AGS Capital, will permit AP Gaming NV to continue the Nevada operations on a seamless basis from and after the closing of the Acquisition. The agreement will also provide for the grant by AGS Capital and AGS LLC to AP Gaming NV of a non-exclusive, non-transferable, worldwide, fully paid-up, royalty-free, non-assignable license of all intellectual property of AGS Capital and AGS, LLC. In addition, AP Gaming NV will be entitled during the term of the agreement to use and access space at certain of the Company’s facilities, and will be entitled to use the equipment located at such facilities pursuant to a limited license. The Services and License Agreement has a ten-year term.

The Revolving Facility, to be entered into, between AGS Capital and AP Gaming NV provides for $1.0 million of maximum commitments. Loans under the Revolving Facility will bear fixed interest at a rate equal to 5.0% per annum, payable quarterly in arrears. AP Gaming NV, in its discretion, may opt to pay the quarterly interest in kind by adding any accrued and unpaid interest to the outstanding principal of the loans. The Revolving Facility is scheduled to mature on the tenth anniversary of the facility. Among other customary terms, the Revolving Facility will contain the following Events of Default: failure of Curt Mayer to own 100% of AP Gaming NV’s equity interests other than as a result of transfer to AGS Capital (or its designee), default or breach by AP Gaming NV of its obligations under the P&O Agreement or its operating agreement, or the expiry of AGS Capital’s Option under the P&O Agreement.

In connection with the consummation of the Acquisition, we intend to enter into a management agreement with an affiliate of Apollo, which we refer to as the Apollo Entity, pursuant to which we will agree, among other things, to pay the Apollo Entity a customary annual management fee and to reimburse the Apollo Entity for its reasonable costs and expenses incurred in connection with providing its management activities under this agreement. We will also agree to indemnify the Apollo Entity and its affiliate for losses arising out of its management activities.

Exclusive License and Distribution Agreements with Dr. Olaf Vancura

We have an exclusive license and distribution arrangement with Dr. Olaf Vancura, our Vice President of Game Development, Game Ingenuity, LLC (“Game Ingenuity”), an entity in which Dr. Vancura is the managing member and Advanced Gaming Solutions, Inc. (“Advanced”), an unaffiliated entity.

Pursuant to the exclusive license agreement, Dr. Vancura and Game Ingenuity have agreed to exclusively license certain intellectual property rights to us during the period of Dr. Vancura’s employment and any non-compete period that follows his employment. Upon termination of Dr. Vancura’s employment and following the end of any non-compete period thereafter, our exclusive license automatically converts to a non-exclusive, perpetual right and license to use the intellectual property rights, as specified in the exclusive license agreement. We pay Dr. Vancura and Game Ingenuity royalties on the revenues we earn from or placement of select products that utilize the licensed intellectual property rights. For the year ended December 31, 2012, we have incurred no expense pursuant to this license arrangement.

Pursuant to the exclusive distribution agreement, Game Ingenuity and Advanced have granted us the exclusive rights to promote, place and/or sell certain game titles in North America for a period of one year, which may be extended subject to agreement among the parties. In exchange for this distribution right, we pay Game Ingenuity and Advanced royalties on the collections we receive from end-users using the gaming titles. For the year ended December 31, 2012, we have incurred $35,239 in expense pursuant to this distribution arrangement.

Additionally, we co-own certain patents with Dr. Vancura which, by agreement, results in payments to Dr. Vancura during his employment with us for use of those patents.

Other Related Transactions

During 2012, AGS Holdings, LLC, as the member of AGS Capital, contributed capital totaling $60.7 million to AGS Capital. Approximately $50.7 million of the contributed capital was utilized to cure debt covenant violations, repay current debt obligations, finance the final payment of the Definitive Agreement with Bluberi and to provide working capital to AGS Capital. The remaining $10.0 million was a forgiveness of long-term debt to a related party that occurred in August 2012 associated with the Term Loans.

On October 25, 2012, AGS Illinois, LLLP, a subsidiary of AGS Capital, assumed all rights and obligations of Alpine AGS, LLC (“Alpine AGS ”), AGS Capital’s indirect parent prior to the Acquisition, to a loan agreement held by Alpine AGS for $1,864,500. Interest on the loan is payable at a rate of 15% per year on the outstanding balance of the loan, which matures on March 9, 2016. Repayment of the principal and any accrued and outstanding interest is in monthly installments, beginning April 9, 2013.

Policies and Procedures for Related Person Transactions

Although we do not yet have any policies or procedures for the review, approval or ratification of transactions with related persons, we intend to implement such policies and procedures following the effectiveness of this Registration Statement.

Director Independence

We intend to form committees of our Board of Directors and satisfy the independence requirements applicable to us following the effectiveness of this Registration Statement.

ITEM 8.	LEGAL PROCEEDINGS.

We are party to various claims and legal actions that arise in the ordinary course of business. We do not believe the outcome of such disputes or legal actions will have a material adverse effect on our financial condition, results of operations, liquidity or capital resources.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED EQUITY HOLDER MATTERS.

Market Information

We have not yet issued any shares of Common Stock. Therefore, there is currently no established public trading market for our Common Stock, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our Common Stock.

Holders

Please see Item 4. “Security Ownership of Certain Beneficial Owners and Management” for disclosure regarding the holders of our Common Stock.

Distributions

We do not make, and do not anticipate making in the foreseeable future, any distributions on our Common Stock. The agreements that govern our outstanding indebtedness, including the Senior Secured Credit Facilities, restrict our ability to declare or make distributions on our Common Stock.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

We have not yet issued any securities.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The securities to be registered are shares of Common Stock of the Company, referred to in this Registration Statement as “Common Stock.” The rights of the Common Stock are set forth in the articles of incorporation and by-laws of the Company. The following description of the rights of holders of Common Stock is a summary and is qualified in its entirety by reference to the Company’s articles of incorporation and by-laws.

Voting

Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class. The Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, except as otherwise provided by law or by Board resolutions. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided in the articles of incorporation or the laws of the State of Delaware.

Dividends

The Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the Common Stock of the Company as and when they deem appropriate. Before declaring any dividend, there may be set apart out of any funds of the Company available for dividends, such sum or sums as the Board from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board shall deem conducive to the interests of the Company.

Amendments to the By-laws

The by-laws of the Company may be amended at any annual or special meeting of the stockholders by the affirmative vote of the holders of shares constituting a majority of Common Stock. The Board may also, by majority vote of those directors present at any meeting at which a quorum is present or by written consent, amend the by-laws of the Company or enact such other by-laws as in their judgment may be advisable for the regulation and conduct of the affairs of the Company.

Preferred Stock

The articles of incorporation of the Company authorize the Board to issue one or more series of preferred stock from time to time. The Board is authorized to fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights, if any, and the qualification, limitations or restrictions thereof, of any unissued series of preferred stock, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series. We currently do not have any shares of preferred stock issued and outstanding.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The articles of incorporation provides that the Company shall indemnify and hold harmless present and former directors or officers of the Company and persons serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, from and against all expense, liability and loss reasonably incurred or suffered by such person in connection with any action, suit or proceeding such person was or is made a party to or is threatened to be made a party to or is involved in, whether civil, criminal, administrative or investigative, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of the Company.

This right to indemnification includes the right of the expenses incurred by an indemnified party in defending any such proceeding in advance of its final disposition to be paid by the Company. If a claim is not pain in full by the Company within 30 days after the Company receives a written claim, the indemnified party may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the indemnified party shall be entitled to be paid also the expense of prosecuting such claim.

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another company, corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Item 15. “Financial Statements and Exhibits.”

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements:

(b)	Exhibits:

Exhibit Number	Exhibit Description

2.1	Amended and Restated Equity Purchase Agreement by and among AGS Capital, LLC, AGS Holdings, LLC and AP Gaming Acquisition, LLC, dated December 3, 2013.

3.1	Articles of Incorporation of AP Gaming Holdco, Inc.

3.2	Bylaws of AP Gaming Holdco, Inc.

10.1	2011 Managerial Bonus Plan.

10.2	2012 Managerial Incentive Plan.

10.3	2013 Managerial Incentive Plan.

10.4	AGS Holdings, LLC Phantom Units Plan.

10.5	Employment Agreement between American Gaming Systems, LLC and Robert Miodunski, dated June 2, 2010.

10.6	First Amendment to June 2, 2010 Employment Agreement between American Gaming Systems, LLC and Robert Miodunski, dated November 28, 2011.

10.7	Second Amendment to June 2, 2010 Employment Agreement between American Gaming Systems, LLC and Robert Miodunski, dated March 21, 2013.

10.8	Non-Disclosure, Non-Solicitation and Covenant Not to Compete Agreement between AGS LLC and Robert Miodunski, dated June 24, 2010.

10.9	Phantom Units Certificate between AGS Holdings, LLC and Robert Miodunski, dated August 16, 2012.

10.10	First Amendment to Phantom Units Grant between AGS Holdings, LLC and Robert Miodunski, dated April 1, 2013.

10.11	Employment Agreement between American Gaming Systems, LLC and Curt Mayer, dated June 23, 2011.

10.12	First Amendment to June 23, 2011 Employment Agreement between American Gaming Systems, LLC and Curt Mayer, dated March 18, 2013.

10.13	Non-Disclosure, Non-Solicitation and Covenant Not to Compete Agreement between AGS LLC and Curt Mayer, dated June 23, 2011.

10.14	Phantom Units Certificate between AGS Holding, LLC and Curt Mayer, dated August 16, 2012.

10.15	Employment Agreement between AGS LLC and Paul Lofgren, dated September 28, 2010.

10.16	Phantom Units Certificate between AGS Holdings, LLC and Paul Lofgren, dated August 16, 2012.

10.17	First Amendment to Phantom Units Grant between AGS Holdings, LLC and Paul Lofgren, dated April 1, 2013.

10.18	Credit Agreement dated as of August 15, 2012, by and among AGS LLC, as Borrower, AGS Capital, LLC, AGS Partners, LLC and the other guarantors party hereto, as Guarantors, the lenders party hereto, UBS Securities LLC, as Arranger, Bookmanager and Syndication Agent and UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent.

Exhibit Number	Exhibit Description

10.19	First Amendment to Credit Agreement dated as of April 16, 2013, by and among AGS LLC, as Borrower, AGS Capital, LLC, AGS Partners, LLC and the other guarantors party hereto, as Guarantors, the lenders party hereto, UBS Securities LLC, as Arranger, Bookmanager and Syndication Agent and UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent.

21.1	Subsidiaries of AP Gaming Holdco, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013

AP GAMING HOLDCO, INC.

By:	/s/ David Sambur
Name: David Sambur
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Managers of

AGS Capital, LLC

We have audited the accompanying consolidated balance sheet of AGS Capital, LLC (“Company”) as of December 31, 2012, and the related consolidated statements of operations and comprehensive loss, member’s deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AGS Capital, LLC at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Las Vegas, Nevada

December 17, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Managers of AGS Capital, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of member’s deficit and of cash flows present fairly, in all material respects, the financial position of AGS Capital, LLC and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada
May 25, 2012

AGS Capital, LLC

(A limited liability company)

Consolidated Balance Sheets

	As of
	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$6,545,282	$10,786,609
Restricted cash	200,000	200,000
Trade accounts receivable, net of allowance of $.5 million and $1.7 million, respectively	7,949,287	6,769,592
Notes receivable—current portion	2,394,149	2,760,694
Inventories, net	5,376,581	2,650,802
Prepaid expenses	874,575	903,608
Deposits and other	1,837,437	882,139

Total current assets	25,177,311	24,953,444

Gaming equipment, vehicles and other equipment, net	40,267,363	36,887,386
Notes receivable, net of current portion, less allowance for doubtful accounts of $.4 million and $8.9 million, respectively	10,047,966	6,825,744
Deferred loan costs, net	5,391,841	1,435,496
Goodwill	—	18,678,970
Intangible assets	39,644,021	35,359,043
Canadian tax receivable	3,369,905	3,511,212
Other assets	1,668,279	951,890

Total other assets	60,122,012	66,762,355

Total assets	$125,566,686	$128,603,185

Liabilities and Member’s Deficit
Current liabilities
Accounts payable and accrued liabilities	$5,269,033	$8,051,928
Due to related party	66,436	—
Accrued interest	2,016,597	—
Customer deposits on gaming machine leases	421,565	421,565
Current maturities of long-term debt	382,972	35,391,339

Total current liabilities	8,156,603	43,864,832

Phantom unit-plan liability	1,582,736	929,140
Long-term debt payable to a related party	—	10,000,000
Long-term debt	117,768,326	96,283,203

Total liabilities	127,507,665	151,077,175

Commitments and contingencies
Member’s deficit
Member’s capital	136,672,633	75,985,115
Accumulated deficit	(139,138,386)	(98,927,401)
Accumulated other comprehensive income	524,774	468,296

Total member’s deficit	(1,940,979)	(22,473,990)

Total liabilities and member’s deficit	$125,566,686	$128,603,185

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2012	2011	2010
Revenues
Gaming revenue	$54,029,397	$52,659,644	$55,021,164
Gaming revenue—other	3,762,752	4,270,598	3,803,705
Equipment sales	762,958	2,715,580	2,978,754

Total revenues	58,555,107	59,645,822	61,803,623

Operating expenses
Gaming operating expenses	11,515,204	16,091,095	18,583,022
Cost of equipment sales	395,181	1,060,693	1,504,550
Loss (gain) on disposition of assets	450,858	175,626	(29,237)
General and administrative	14,349,749	13,345,198	22,378,391
Phantom unit compensation	653,596	929,140	—
Selling and marketing	3,442,549	3,345,540	4,135,531
Impairment of long lived assets	2,711,412	803,506	—
Impairment of intangibles	3,686,414	—	—
Impairment of goodwill	18,678,970	—	—
Write downs and other charges	3,663,886	2,249,436	—
Depreciation and amortization	29,454,038	23,643,662	22,844,087

Total operating expenses	89,001,857	61,643,896	69,416,344

Loss from operations	(30,446,750)	(1,998,074)	(7,612,721)
Other expense (income)
Interest expense	10,269,667	5,832,937	5,860,549
Interest income	(439,140)	(512,299)	(648,129)
Other (income) expense	(66,292)	293,730	(167,000)

Net loss	(40,210,985)	(7,612,442)	(12,658,141)
Foreign currency translation adjustment	56,478	(48,496)	18,220

Total comprehensive loss	$(40,154,507)	$(7,660,938)	$(12,639,921)

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Consolidated Statements of Member’s Deficit

For the years ended December 31, 2012 and 2011

	Member’s Capital	Receivable from Member	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Member’s Deficit
Balance at January 1, 2010	$50,301,913	$—	$(78,656,818)	$498,572	$(27,856,333)
Capital contributions	16,699,266	—	—	—	16,699,266
Receivable from member	—	(1,988,759)	—	—	(1,988,759)
Repurchase of member interest	(2,815,000)	—	—	—	(2,815,000)
Comprehensive loss
Net loss	—	—	(12,658,141)	—	(12,658,141)
Foreign currency translation adjustment	—	—	—	18,220	18,220

Total comprehensive loss	—	—	—	—	(12,639,921)

Balance at December 31, 2010	64,186,179	(1,988,759)	(91,314,959)	516,792	(28,600,747)
Cancellation of receivable from member	(1,988,759)	1,988,759	—	—	—
Capital contributions	13,787,695	—	—	—	13,787,695
Comprehensive loss
Net loss	—	—	(7,612,442)	—	(7,612,442)
Foreign currency translation adjustment	—	—	—	(48,496)	(48,496)

Total comprehensive loss	—	—	—	—	(7,660,938)

Balance at December 31, 2011	75,985,115	—	(98,927,401)	468,296	(22,473,990)
Capital contributions	60,687,518	—	—	—	60,687,518
Comprehensive loss
Net loss	—	—	(40,210,985)	—	(40,210,985)
Foreign currency translation adjustment	—	—	—	56,478	56,478

Total comprehensive loss	—	—	—	—	(40,154,507)

Balance at December 31, 2012	$136,672,633	$—	$(139,138,386)	$524,774	$(1,940,979)

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities
Net loss	$(40,210,985)	$(7,612,442)	$(12,658,141)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	29,454,038	23,643,662	22,844,087
Accretion of contract rights under development agreements and customer agreements	3,932,851	4,296,329	2,987,910
Amortization of deferred loan costs and discount	1,620,562	796,962	796,962
Provision for bad debts	265,273	320,656	9,458,134
Interest income from imputed interest	(331,006)	(367,160)	(377,563)
Loss (gain) on sale of capital assets	450,858	175,626	(29,237)
Impairment of long lived assets	2,711,412	803,506	—
Impairment of intangible assets	3,686,414	—	—
Impairment of goodwill	18,678,970	—	—
Phantom unit plan compensation	653,596	929,140	—
Write off of deferred loan costs	3,013,886	2,249,436	—
Non-cash contract rights under development agreements	(108,243)	(1,168,293)	—
Changes in assets and liabilities that relate to operations
(Increase) decrease in trade accounts receivable and notes receivable	338,699	1,709,788	(2,108,638)
Decrease in accounts and notes receivable—related parties	—	—	2,428,592
Increase in note receivable—related party	—	—	(141,317)
(Increase) decrease in inventories, net	(2,725,779)	862,961	1,838,726
(Increase) decrease in prepaid expenses	(203,594)	131,684	(376,294)
(Increase) decrease in deposits and other	(955,298)	(764,763)	12,566
Increase in other assets, non-current	(718,133)	(951,890)	—
Decrease in accounts payable and accrued liabilities	(2,787,046)	(2,937,772)	(2,794,622)
Decrease in accounts payable—related parties	—	—	(116,574)
Increase in due to related party	66,436	—	—
Increase in accrued interest	2,016,597	—	—
Decrease in customer deposits on gaming machine leases	—	(170,000)	—

Net cash provided by operating activities	18,849,508	21,947,430	21,764,591

Cash flows from investing activities
Advances under notes receivable	(7,488,468)	(4,245,867)	(1,455,250)
Collections under notes receivable	3,196,142	4,037,949	2,189,815
Increase in Canadian tax receivable	(958,832)	(2,427,184)	(1,180,147)
Payments received for Canadian tax refund	1,180,856	—	—
Purchases of intangible assets	(22,927,268)	(6,870,097)	(13,199,318)
Software development and other	(3,834,392)	(2,483,132)	(6,536,584)
Proceeds from sale of assets	141,427	116,636	39,237
Purchases of gaming equipment, vehicles and other equipment	(21,085,605)	(14,333,803)	(12,411,275)

Net cash used in investing activities	(51,776,140)	(26,205,498)	(32,553,522)

Cash flows from financing activities
Member contributions	50,687,518	13,787,695	16,699,265
Repurchase of member’s interest	—	—	(2,815,000)
Increase in receivable from member	—	—	(1,242,824)
Payments under notes payable	(600,680)	(230,738)	—
Borrowings under bank credit facility	117,300,000	3,800,000	6,000,000
Repayments on bank credit facility	(130,625,738)	(7,529,169)	(6,152,529)
Payment of deferred loan costs	(7,954,726)	(2,589,110)	—

Net cash provided by financing activities	28,806,374	7,238,678	12,488,912
Effect of exchange rates on cash and cash equivalents	(121,069)	(322,146)	3,368

(Decrease) increase in cash and cash equivalents	(4,241,327)	2,658,464	1,703,349
Cash and cash equivalents, beginning of period	10,786,609	8,128,145	6,424,796

Cash and cash equivalents, end of period	$6,545,282	$10,786,609	$8,128,145

Supplemental cash flow information—Cash paid during the period for interest	$6,632,508	$5,020,088	$5,043,319

Non-cash investing and financing activities:
Extinguishment of related party debt	$(10,000,000)	$—	$—
Financed purchase of equipment	$—	$1,279,540	$—
Acquisition of purchased software in accrued liabilities	$—	$1,750,000	$—
Capital expenditures in accrued liabilities	$—	$832,806	$—

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1. Organization and Business

AGS Capital, LLC (the Company) was formed in Delaware on September 8, 2005. The Company is a limited liability company with the following owned subsidiaries, AGS LLC (“AGS”), AGS Partners, LLC (“Partners”), AGS Financing Corp. (“Financing”), AGS Illinois LLLP (“AGS IL”) and American Gaming Systems Toronto, Ltd., f/k/a GTNA Solutions Corp. (collectively, “AGS Toronto”). The Company is a subsidiary of AGS Holdings, LLC which is a subsidiary of Alpine AGS, LLC. Although formed on September 8, 2005, the Company had no activity until September 20, 2005, the date Company’s wholly owned subsidiary, AGS LLC, acquired assets of Clapper Enterprises, Inc. and Worldwide Game Technology Corp. The Company operates in a single business segment and is a designer, manufacturer, distributor and operator of Class II and Class III gaming machines located in Native American and other gaming facilities. Capital’s gaming systems are typically provided to customers under revenue-sharing arrangements, but are also sold outright directly to customers. The Company offers content for its gaming systems that has been designed and developed by the Company, as well as game themes it has licensed from others. Partners was formed on June 22, 2006, and on June 29, 2006, Partners acquired certain assets of Aurora Gaming, Inc., Integrity Gaming, Inc. and Integrity Gaming Nevada, LLC (“Integrity”). BOL Finance, LLC (“BOL”) was formed by the Company on August 8, 2008, to finance distributors operating in Louisiana. It was capitalized through a note payable to the Company. AGS Toronto was formed on July 11, 2008, and capitalized through debt and equity contributions from the Company. AGS Toronto acquired certain assets of Gametronics, Inc. and Phone-Sweeps, Inc. on November 10, 2008. BOL was dissolved during 2011.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of AGS Capital, LLC and its wholly owned subsidiaries, AGS, Partners, BOL and GTNA. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make decisions based upon estimates, assumptions, and factors considered relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of the estimates and assumptions. Accordingly, actual results could differ materially from those anticipated.

Revenue Recognition

The majority of the Company’s gaming revenue is of a recurring nature and is generated by providing customers with gaming terminals, gaming terminal content licenses and back-office equipment, which are collectively referred to as gaming equipment, under participation arrangements. Under these arrangements, the Company retains ownership of the gaming equipment installed at customer facilities, and receives revenue based on a percentage of the win per day generated by the gaming equipment. Certain arrangements require a portion of the facilities’ win per day to be set aside to be used to fund facility-specific marketing, advertising, promotions and service. These amounts are offset against revenue. Licensing revenue generated from the use of the Company’s software is recognized when earned and reported.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Revenues from the stand-alone product sales or separate accounting units are recorded when:

•	Persuasive evidence of an arrangement exists;

•	The sales price is fixed and determinable;

•	Delivery has occurred and services have been rendered; and

•	Collectability is probable.

Cash and Cash Equivalents

Cash and equivalents consist primarily of deposits held at major banks and other marketable securities with original maturities of 90 days or less.

Restricted Cash

Restricted cash amounts represent funds held in escrow as collateral for the Company’s surety bonds for various gaming authorities.

Notes Receivable and Development Agreements

The Company enters into development agreements to provide financing for new tribal gaming facilities, or for the expansion of existing facilities. In return, the customer commits to a fixed number of gaming terminal placements in the facility, and the Company receives a fixed percentage of those gaming terminals’ win per day over the term of the agreement or a daily fee per gaming terminal. Certain agreements contain performance standards for the gaming terminals that could allow the facility to reduce a portion of the guaranteed floor space. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the win to be used for repayment of some or all of the advances. Amounts advanced in excess of those reimbursed by the customer for real property and land improvements are allocated to intangible assets and amortized over the life of the contract. Interest income related to notes receivable is recorded as interest income in the Consolidated Statement of Operations and Comprehensive Loss.

Generally, the Company utilizes the term of a contract to amortize the intangible assets associated with development agreements. The Company reviews the carrying value of these contract rights at least annually, or whenever changes in circumstances indicate the carrying value of these assets may not be recoverable. While management believes that the estimates and assumptions used in evaluating the carrying value of these assets are reasonable, different assumptions could materially affect either the carrying value or the estimated useful lives of the contract rights.

The Company assesses the impairment of notes and development agreements receivables whenever events or changes in circumstances indicate the carry value may not be realized. Impairment is measured based on the present value of the expected future cashflows and is recorded as bad debt expense in the period of assessment. The Company has not recorded any impairment for notes or development agreements for the years end December 31, 2012, 2011 and 2010, respectively.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts related to the accounts receivable and notes receivable that have been deemed to have a high risk of collectability. The Company reviews the accounts

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company analyzes historical collection trends and changes in the customers’ payment patterns, customer concentration, and credit worthiness when evaluating the adequacy of the allowance for doubtful accounts. A large percentage of receivables are with Native American tribes that have their reservations and gaming operations in the state of Oklahoma, and the Company has concentrations of credit risk with several tribes. The Company includes any receivable balances that are determined to be uncollectible in the overall allowance for doubtful accounts. Changes in the assumptions or estimates reflecting the collectability of certain accounts could materially affect the allowance for both trade and notes receivable.

Inventories

Inventories consist primarily of parts and supplies that are used to repair and maintain machinery and equipment. Inventories are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out (“FIFO”) method for all components of inventory. The Company regularly reviews inventory quantities and update estimates for the net realizable value of inventories. This process includes examining the carrying values of parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of the inventories, the current and projected sales levels for such products, the projected markets for such products and the costs required to sell the products, including refurbishment costs. Changes in the assumptions or estimates could materially affect the inventory carrying value.

Gaming Equipment, Vehicles and Other Equipment

The cost of gaming equipment, consisting of fixed-base player terminals, file servers and other support equipment as well as vehicles and other equipment, is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting. Repairs and maintenance costs are expensed as incurred. The Company annually evaluates the estimated lives used to depreciate assets. The estimated useful lives are as follows:

Gaming equipment deployed	4 to 5 years
Vehicles and other equipment	3 to 7 years

The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future cash flows expected to be generated by the asset. The Company’s policy is to provide reserves, when necessary, for excess or obsolete gaming terminals on hand that it does not expect to be used. Reserves are based upon several factors, including estimated forecast of gaming terminal demand for placement into casinos. While the Company believes that the estimates and assumptions used in evaluating the carrying amount of these assets are reasonable, different assumptions could affect either the carrying amount or the estimated useful lives of the assets, which could have a significant impact on the results of operations and financial condition. The Company recognized an impairment charge for obsolete gaming terminals since the carrying amount was greater than fair value of $2,711,412, $803,506, and $0 for the years ending December 31, 2012, 2011, and 2010, respectively.

Intangible Assets

The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized for long-lived assets and identifiable intangibles, other than goodwill, when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The Company recognized an impairment charge of $3,686,414 for the year end December 31, 2012. Of this total, $2,859,330 related to adjusting the net carrying value of the cashless gaming system licenses required to operate certain gaming machines. The remaining amount related to customer agreements and internally developed software associated with a licensing agreement held by AGS Toronto which the Company terminated in March 2013. These assets have no future value and were written off accordingly.

Goodwill

The Company is required to perform an annual goodwill impairment review, and depending upon the results of that measurement, the recorded goodwill may be written down and charged to income from operations when its carrying amount exceeds its estimated fair value. Goodwill is reviewed for possible impairment annually on September 30 of each year or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable, such as a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, or a loss of key personnel. During the Company’s impairment testing for the year ended December 31, 2012, the Company recorded an impairment charge of $18,678,970 which amounted to the entire balance of goodwill. The impairment is a result of the combination of an increase in our weighted average cost of capital primarily related to the increased interest rate related to the 2012 UBS debt and reduced projected revenue within our long-term operating plan.

Deferred Loan Costs

Deferred loan costs consist of various debt issuance costs and are being amortized on the effective-interest method over the life of the related loans. Loan cost amortization expense of $1,620,562, $796,962, and $796,962 is included in interest expense in the Company’s statement of operations and comprehensive loss for the years ended December 31, 2012, 2011, and 2010, respectively.

Customer Deposits on Gaming Machine Leases

The Company held deposits totaling $421,565 at December 31, 2012 and 2011 from third- party distributors as deposits on gaming machines leases.

Accounting for Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal and state income tax purposes. As a result, any federal (and most state) items of income or loss, and any income tax credits, are passed through to our ultimate owner for inclusion in its individual income tax returns. Prior to March 2010, the Company was a partnership for federal and state income tax purposes. Accordingly, no provision for federal or state income taxes is included in the consolidated financial statements. However, the Company is subject to certain foreign income taxes incurred by its Canadian subsidiary.

The Company’s tax returns are subject to examination by federal and state authorities. If such examinations occur and result in changes with respect to any partnership qualifications or changes to distributable income or loss, the tax liability of the members may be changed accordingly.

Costs of Computer Software

Internally developed gaming software is accounted for under FASB ASC Topic 985-20, Costs of Software to Be Sold, Leased or Marketed, and is stated at cost, which is amortized over the estimated useful lives of the

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

software, generally using the straight-line method. Software development costs are capitalized once technological feasibility has been established and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made.

Research and Development

The Company conducts research and development activities primarily to develop new gaming platforms and gaming content. These research and development costs consist primarily of salaries and benefits and are expensed as incurred. Once the technological feasibility of a project has been established, capitalization of development costs begins until the product is available for general release. Research and development expenses were $1,199,248, $681,434, and $353,252 for the years ended December 31, 2012, 2011, and 2010, respectively and is included as a component of general and administrative expense.

Contingencies

The Company assesses its exposures to loss contingencies including claims and legal proceedings and accrues a liability if a potential loss is considered probable and the amount can be estimated. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, if the actual loss from a contingency differs from management’s estimate, there could be a material impact on the results of operations or financial position. Operating expenses, including legal fees, associated with contingencies are expensed when incurred.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, trade receivables and note receivable. Cash equivalents are investment-grade, short-term debt instruments consisting of treasury bills which are maintained with high credit quality financial institutions under repurchase agreements. Cash and cash equivalents are in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits.

The Company’s gaming revenue customers are concentrated in the Class II gaming and casino industry and are located primarily in Oklahoma. Certain Native American tribes or their gaming enterprise and certain commercial locations comprise a significant component of the Company’s total gaming revenue or trade receivables. However, the Company also conducts business through distributor relationships, some of which act as a collection agent. The following gaming revenue and trade receivable concentrations existed at December 31, 2012 and 2011:

	2012	2011
Gaming revenue
Customer A	35%	34%
Customer B	9%	9%
Trade receivable
Customer A	10%	16%
Customer B	7%	8%
Customer C	1%	1%
Customer D	1%	1%
Customer E	2%	4%
Customer F	8%	0%
Customer G	7%	4%

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Supplier Dependence

The Company’s gaming equipment operates primarily on software developed by Bluberi Gaming Technologies, Inc. (formerly Labtronix Group Inc.) (“Bluberi”). Bluberi provides PC boards for the Company’s manufactured gaming machines featuring Bluberi software content, as well as server hardware for each customer location with gaming machines operating on Bluberi software. Up until May 2012, the Company paid Bluberi a licensing fee equal to 20% of revenue earned related to games placed in casinos which operate with Bluberi software content, which gives the Company the rights to operate select game titles and related PC boards and server hardware. On January 9, 2012, the Company entered into a definitive agreement with Bluberi to purchase all of Bluberi’s right, title and interest in certain game titles (see note 5). The Gametronics acquisition in 2008 enables the Company to develop software if Bluberi were unable to fulfill its duties under this arrangement. Although the Company believes that it could locate a substitute software developer, any such replacement would involve some delay and the Company may not be able to maintain operation of its terminals without significant interruption. Any failure of the Company to maintain operation of its gaming terminals could have a material adverse effect on its business, results of operations and financial condition.

Foreign Currency Translation

The financial statements of the Company’s Canadian subsidiary are translated into U.S. dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. The effects of these translations are recorded as a component of other accumulated comprehensive loss in member’s deficit.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for 2012, 2011, and 2010 were $252,632, $350,862, and $199,000, respectively.

Recently Issued Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, (“ASU 2012-02”). ASU 2012-02 amends the guidance in Accounting Standards Codification 350-302 on testing indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. In addition, ASU 2012-02 does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The adoption of this standard will not have a material effect on the Company’s financial position or results of operations.

In June 2011, FASB issued an ASU on presentation of comprehensive income to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

stockholders’ equity, among other items. The guidance requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments are effective for fiscal years ending after December 15, 2012 for the Company. This pronouncement did not have a material effect on the Company’s financial statements.

In September 2011, the FASB amended ASC 350, “Intangibles—Goodwill and Others,” to simplify the assessment of goodwill impairment and became effective for the Company for fiscal years beginning after December 15, 2011. The amended guidance allows the Company to do an initial qualitative assessment of relative events and circumstances to determine if fair value of a reporting unit is more likely than not less than its carrying value, prior to performing the two-step quantitative goodwill impairment test. The Company adopted the amended guidance for its September 30, 2011 measurement date and it did not have a material effect on its financial statements.

3. Notes Receivable

At December 31, 2012 and 2011, notes receivable consisted of the following:

	2012	2011
Note A	$671,032	$2,483,511
Note B	1,059,907	1,332,072
Note C	8,932,000	2,250,000
Note D	1,049,869	1,043,400
Other, net	729,307	2,477,455

Total notes receivable, net	12,442,115	9,586,438
Less: Current portion	(2,394,149)	(2,760,694)

Notes receivable—long term	$10,047,966	$6,825,744

Note A

On June 14, 2007, the Company committed to a significant, existing tribal customer to provide $18,750,000 for part of the funding for a facility expansion. In return, the Company received the right to approximately 10% of the additional 4,000 gaming units expected to be placed in the expanded facility. The agreement allows the customer to buy out the Company’s right to floor space after the note has been repaid. The Company advanced its total commitment of $18,750,000 in 2007. On September 4, 2008, the agreement was amended to reduce the development funding from $18,750,000 to $9,375,000 in return for a reduction in the number of gaming units to be placed in the facility, from 10% of total expected units to 5%. The Company paid $150,000 to modify the agreement and was repaid $9,375,000 in 2008. In addition, the Company recorded a $532,980 loss in 2008 on restructuring of the note receivable that was due primarily from the difference in value between the unamortized intangible asset and the unearned discount for the receivable at the time that the agreement was restructured. The amended development agreement specifies that the note receivable will be repaid out of net profits, as defined in the agreement, in excess of $9,000,000 per month. As the collections on the note are received and the expected timing of the payments is re-evaluated, the imputed interest rate earned is evaluated and may change. Based upon the trend of collections to date and expected future collection, the imputed interest rate approximates 20.6% at December 31, 2012. The Company recorded $238,577, $283,000, and $359,000 of imputed interest during the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 and 2011, the balance of the note receivable has been reduced by an unamortized discount of $45,726 and $284,303, respectively.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Note B

On September 20, 2010, the Company entered into a development agreement and committed $1,455,250 to an existing tribal customer to provide part of the funding for the development and construction of a gaming facility in Oklahoma. In return, the Company received the right to approximately 20% of the new square footage of all Available Gaming Floor Space in the Project, as defined, provided that in no event the Company will have no more or less than 50 gaming units for a period of six years and eleven months subject to certain performance criteria, as defined. The agreement allows the customer to buy out the Company’s right to floor space after the note has been repaid. The amended development agreement specifies that the note receivable will be repaid out of the Net Profits, as defined in the agreement, in excess of $500,000 per month. As the collections on the note are received and the expected timing of the payments is re-evaluated, the imputed interest rate earned is evaluated and may change. Based upon the trend of collections to date and expected future collection, the imputed interest rate approximates 4.5%. The Company recorded $72,918, $17,292 and $0 of imputed interest during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the balance of the note receivable has been reduced by an unamortized discount of $50,261 and $123,178, respectively.

Note C

On December 15, 2010 and further amended on November 17, 2011 and December 8, 2011, the Company entered into an agreement to loan funds not to exceed $2,250,000 with a company that intends to operate and service slot routes in Illinois. As of December 31, 2011, the Company has fully funded the loan under this agreement. Full funding of the loan was predicated on the route operator acquiring the rights to place VGT’s at a minimum of 135 locations pursuant to Use Agreements, as defined. On March 6, 2012, the Company executed an Amended and Restated Loan Agreement (“Restated Loan”) with the holder of Note C. The Restated Loan provides for a Route Acquisition Tranche of $4,650,000 and an operational tranche of $750,000. The Restated Loan was amended July 25, 2012 to increase the operational tranche to $950,000. On October 25, 2012 the Company assumed a loan agreement of $1,864,500 from a related party. On December 20, 2012, the Company extended a second operational tranche for $1,417,500 and as well as the “Vault Promissory Note” for $467,500 for funds to acquire certain route equipment.

Interest is payable at a rate of 13% or 15% for various notes, on the outstanding balance until the note matures on dates ranging from March 9, 2016 to December 31, 2016. Repayment of the note principal and interest will be in monthly installments and will begin at various dates. The Company is recognizing interest income on percentage basis of live units to expected total deployments.

Note D

On January 12, 2011 and March 10, 2011, the Company loaned $864,000 and $197,400, respectively, in exchange for promissory notes to an entity. Interest on the notes accrues at a rate of 5% until the date that routine gaming operations commence at which point the interest rate will increase to 10% and the entity will be required to commence 60 monthly principal and interest installments. All accrued and unpaid interest prior to the first payment of principal must be paid on this day as well. The Company is recognizing interest income on percentage basis of live units to expected total deployments. The Company retains a claim on the general assets of the entity as collateral.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

On March 30, 2012, the holder of Note C entered into a management agreement with the holder of Note D to manage the routes acquired by the holder of Note D. As part of that agreement, the holder of Note C assumed the holder of Note D’s obligation to the Company through the execution of a Loan Assumption and Release Agreement dated March 30, 2012.

Other Notes Receivable

Other notes receivable represent arrangements with other customers related to the Company’s advances for the construction and development of casino expansions or the Company’s financing of the sale of gaming machines to customers. Interest rates and maturities of the notes vary as do principal and interest payments. The Company assesses collectability under these agreements and reserves for estimated uncollectible amounts.

4. Contract rights under development agreements and customer agreements

The Company enters into development agreements and placement fee agreements with certain customers to secure floor space under lease agreements for its gaming machines. Amounts paid in connection with the development agreements are repaid to the Company in accordance with the terms of the agreement, whereas placements fees are not reimbursed. Placement fees can be in the form of cash paid upfront or free lease periods and are accreted over the life of the contract and the expense is recorded as a reduction of revenue. For the years ended December 31, 2012, 2011 and 2010, $3,932,851, $4,296,329 and $2,987,910, respectively were recorded as a reduction of revenue as accretion of contract rights under development agreements and customer agreements.

The following amounts related to development agreements and placement fee agreements are including in the following balance sheet items:

	As of December 31, 2012	As of December 31, 2011
Notes receivable, net	$11,782,808	$7,428,168
Contract rights under development agreements and customer agreements, net	$11,973,298	$15,075,714

5. Gaming Equipment, Vehicles and Other Equipment

Gaming equipment, vehicles and other equipment consist of the following at December 31, 2012 and 2011:

	As of December 31, 2012	As of December 31, 2011
Gaming equipment	$77,559,874	$71,638,235
Vehicles and other equipment	12,988,667	12,036,706
Less: Accumulated depreciation	(50,281,178)	(46,787,555)

	$40,267,363	$36,887,386

Gaming equipment, vehicles and other equipment are depreciated over the respective useful lives of the assets ranging from three to seven years. Depreciation expense was $14,420,255, $12,366,061, and $11,006,700 for the years ended December 31, 2012, 2011, and 2010, respectively.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6. Goodwill and Intangibles

As of December 31, 2012 and 2011, the Company’s intangible assets consisted of the following:

	As of December 31, 2012			As of December 31, 2011
	Gross Value	Accumulated Amortization	Net Carrying Value	Gross Value	Accumulated Amortization	Net Carrying Value
Contract rights under development agreements	$20,188,400	$(14,462,485)	$5,725,915	$20,031,328	$(11,813,466)	$8,217,862
Customer relationships	32,222,850	(31,634,026)	588,824	32,222,850	(27,840,060)	4,382,790
Customer agreement	9,837,300	(3,589,917)	6,247,383	9,292,770	(2,434,918)	6,857,852
Covenants not to compete	525,745	(524,692)	1,053	525,613	(523,462)	2,151
Third party licenses	28,818,500	(7,818,902)	20,999,598	8,500,000	(2,375,000)	6,125,000
Internally developed gaming software	18,547,767	(14,640,132)	3,907,635	15,027,870	(11,459,441)	3,568,429
Purchased software	9,658,842	(7,485,229)	2,173,613	11,024,588	(4,819,629)	6,204,959
Goodwill	—	—	—	18,678,970	—	18,678,970

	$119,799,404	$(80,155,383)	$39,644,021	$115,303,989	$(61,265,976)	$54,038,013

On January 9, 2012, the Company entered into a definitive agreement (the “Definitive Agreement’) with Bluberi Gaming Technologies, Inc. (“Bluberi”) pursuant to which the Company agreed to terminate its existing distribution agreement with Bluberi (the “Existing Distribution Agreement”) and to purchase all of Bluberi’s right, title and interest in certain game titles covered by the Existing Distribution Agreement (the “Bluberi Transaction”). In connection therewith, the Company agreed to pay $22.8 million to Bluberi and to enter into a five-year service agreement with Bluberi for which the Company would pay Bluberi a $2.0 million servicing fee paid ratably over the term of the service agreement and a one-time $1.0 million performance-based bonus. According to the Definitive Agreement, $3.5 million was due to Bluberi upon execution of the Definitive Agreement and $19.3 million (the “Balance”) was due no later than February 28, 2012 subject to certain restrictions as defined. At the Company’s option, payment of the $19.3 million could be extended one month by paying $2.5 million (the “First Option Payment”) no later than February 28, 2012 and could be extended an additional month by paying $2.5 million (the “Second Option Payment”) no later than March 31, 2012 with both payments applying to the Balance. On March 27, 2012, an addendum to the Definitive Agreement was executed which eliminated the Second Option Payment and replaced it with payments of $500,000 due March 30, 2012, April 6, 2012, April 13, 2012, April 20, 2012 and April 27, 2012. On May 11, 2012, the Company made its final payment in accordance with the Definitive Agreement and its addendum using proceeds from the capital contribution (see Note 10).

On April 2, 2012, the Company entered into a Letter of Intent to purchase the assets of a video lottery terminal business for a total cash consideration of $5.0 million dollars. $1.8 million of the purchase price would be paid upon the execution of an asset purchase agreement and $3,000,000 would be paid at closing. On April 5, 2012, the Company paid a $200,000 (the “Lock-up Fee”) to secure a 60-day exclusivity period, to perform due diligence related to the acquisition. The Company also received a license for a game title as consideration for the Lock-up Fee. The payment of the Lock-up Fee is included as part of purchased software on the Company’s consolidated financial statements. On May 31, 2012, the Company terminated its Letter of Intent for the acquisition and received a license for an additional game title.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

On July 13, 2012, the Company entered into a contract rights under development agreement with a new tribal customer for the right to place 64 Class II games in exchange for a single up-front payment of $640,000. The amount will be amortized over the life of the agreement.

On October 31, 2011 AGS entered into a license agreement with GameTech International, Inc., a supplier of video gaming products. Under the terms of the agreement, AGS will have the exclusive right to market, sell, lease or sublicense five GameTech game titles in licensed establishments across the Illinois territory as defined in the Illinois Video Gaming Act. As consideration for these titles, AGS paid GameTech a non-refundable royalty fee of $1 million on November 9, 2011. In addition to the five titles, AGS will have the option to purchase more titles for a one-time royalty fee of $200,000 per title. This agreement will continue in perpetuity unless properly terminated by one or more of the parties involved pursuant to the terms of the agreement.

On January 24, 2011, the Company extended its revenue sharing agreement with a key customer. Under the agreement the Company paid $2,800,000 for and in consideration of extending the term of the agreement through May 1, 2016. In addition to the amount paid to the key customer, the Company also paid an outside consultant $600,000 toward obtaining the extension on the existing revenue sharing agreement.

On January 1, 2011, the Company modified three separate revenue sharing arrangements with a customer and consolidated them into a Joint Amendment to Agreements (“Joint Amendment”). Under the Joint Amendment, the Company will pay the customer up to $1,250,000 and extend the term under the Joint Amendment to December 31, 2014. As of December 31, 2011, the Company had paid approximately $1.2 million to the customer under the Joint Amendment.

Intangibles are amortized over the respective useful lives of the assets ranging from two to ten years. Amortization expense related to intangibles, inclusive of accretion of contract rights under development agreements and customer agreements, was $18,966,634, $15,573,930 and $14,825,297 for the years ended December 31, 2012, 2011 and 2010, respectively.

Amortization expense related to contract rights under development agreements and customer agreements, or accretion of contract rights under development agreements and customer agreements, is netted against gaming revenue in the accompanying statements of operation and other comprehensive loss.

The estimated amortization expense on software development, purchased software and intangible assets for each of the next five years and thereafter is as follows:

Years ended December 31,
2013	$17,261,284
2014	13,337,055
2015	6,552,883
2016	1,243,361
2017	269,472
Thereafter	979,966

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

7. Canadian Payroll Tax Receivable

Certain Company expenditures incurred through its subsidiary AGS Toronto are eligible for the Ontario Interactive Digital Media Tax Credit (“OIDMTC”). The OIDMTC is a refundable payroll tax credit paid to corporations that develop interactive digital media products within Ontario. The OIDMTC is based upon the Ontario labor expenditures and eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to eligible products. For a certified game developer, eligible expenses include Ontario salaries and wages. The developer must incur at least $1 million of Ontario labor expenses per year developing eligible interactive digital media games to qualify. The Company has recognized a Canadian Payroll Tax Receivable related to the OIDMTC of $3,369,905 and $3,511,212 as of December 31, 2012 and 2011, respectively. In September 2012, the Company collected $1,180,856 for the 2009 application and continues to pursue the receivable for later years.

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
Trade accounts payable	$512,100	$2,431,797
Salary and payroll tax accrual	1,277,822	1,194,848
Accrued commission	212,803	1,236,613
Accrued other	3,266,308	3,188,670

	$5,269,033	$8,051,928

9. Long-term Debt

Long-term debt consisted of the following at December 31, 2012 and 2011:

	2012	2011
$115 million Initial Term Loan, interest above LIBOR or base rate (11.50% at December 31, 2012), net of unamortized discount of $4.7 million	$110,203,176	$—
$15 million Delayed Draw Term Loan, interest above LIBOR or base rate (11.50% at December 31, 2012).	7,500,000	—
$125 million Initial Term Loan, interest based upon, at the election of the borrower, (a) LIBOR plus 3.0% or (b) the higher of (1) federal funds plus 0.50% or (2) the Administrator’s Base Rate. The interest rate was 3.24% at June 30, 2012.	—	96,682,717
$30 million Delayed Draw Term Loan, interest based upon, at the election of the borrower, (a) LIBOR plus 3.0% or (b) the higher of (1) federal funds plus 0.50% or (2) the Administrator’s Base Rate. The interest rate was 3.24% at June 30, 2012.	—	14,532,023
$20 million Revolving Loan, interest based upon, at the election of the borrower, (a) LIBOR plus 3.0% or (b) the higher of (1) federal funds plus 0.50% or (2) the Administrator’s Base Rate	—	19,411,000
Aristocrat long-term note payable	448,122	1,048,802

Total debt	118,151,298	131,674,542
Less—Amounts due within one year	(382,972)	(35,391,339)

Long-term debt	$117,768,326	$96,283,203

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

On August 15, 2012, the Company entered into a $130 million senior secured credit agreement with UBS Securities, LLC (“UBS”). Under this credit agreement the Company borrowed $115 million as an Initial Term Loan and utilized the proceeds to repay all amounts outstanding under the May 14, 2007 UBS credit agreement and fund operations. The agreement includes a $15 million Delayed Draw Term Loan commitment, of which $7.5 million was freely available to the Company and drawn on October 25, 2012 with the remaining $7.5 million draw subject to certain criteria. The Initial Term Loan and the Delayed Draw Term Loans, collectively the “Term Loans”, accrue interest at LIBOR or base rate, at the borrower’s election, subject to an interest rate floor plus an applicable margin rate. Aggregate principal amounts of the Term Loans are payable in quarterly installments equal to 1.25% of the outstanding balance beginning September 30, 2014 with the final installment payable at August 15, 2016. The Term Loans are subject to certain financial covenants and other covenants including a total leverage ratio and an interest coverage ratio, as well as limits on capital expenditures. The Company was in compliance with all covenants as of December 31, 2012.

On May 14, 2007, the Company entered into a $175 million senior secured credit agreement with UBS Securities, LLC (“UBS”). Under this credit agreement, the Company borrowed $125 million under an Initial Term Loan. The Company used the proceeds from this loan to repay the notes payable under a senior secured credit agreement with Morgan Stanley. Aggregate principal amounts of the Initial Term Loan was payable in quarterly installments of $312,500 with the final installment payable at May 14, 2013, in an amount sufficient to repay the aggregate outstanding principal of the Initial Term Loan. In May 2012, the Company repaid $11.7 million of the Initial Term Loan in accordance with the Credit Agreement as it relates to the $13.4 million equity cure utilized in May 2011. In addition, approximately $445,000 of the annual Excess Cash Flow paid in May was applied to the loan. All amounts under this facility were repaid as a result of entering into the Initial Term Loan.

The Delayed Draw Term Loan commitment of up to $30 million provides the ability to finance development agreements. This commitment expired on May 14, 2008. The aggregate outstanding principal amount of the Delayed Draw Term Loan was payable in quarterly installments equal to 1.0% of the aggregate original principal balance thereof, with the final installment payable at May 14, 2013. In May 2012, the Company repaid $1.7 million of the Delayed Draw Term Loan in accordance with the Credit Agreement as it relates to the $13.4 million equity cure utilized in May 2011. In addition, approximately $67,000 of the annual Excess Cash Flow paid in May was applied to the loan. All amounts under this facility were repaid as a result of entering into the Initial Term Loan.

The Revolving Loan facility provided up to $20 million for working capital and other needs. The Revolving Loan was repaid in full in May 2012.

As of March 31, 2011, the Company’s debt to EBITDA leverage ratio exceeded the maximum permissible ratio covenant. However, on May 24, 2011, the member of the Company exercised the equity cure right under the senior secured credit agreement by making an equity contribution to the Company of $13.4 million, which enabled the Company to maintain compliance with the debt to EBITDA leverage ratio covenant for the measurement dates in 2011. The Company utilized $3.4 million of the equity contribution to pay down a portion of the outstanding indebtedness under the senior secured credit facility. The debt associated with these payments was classified as current in the accompanying consolidated financial statements as of December 31, 2011. As of March 31, 2012, the Company’s debt to EBITDA leverage ratio exceeded the maximum permissible ratio covenant. However, on May 11, 2012 and May 23, 2012, the member of the Company contributed a total of $50.6 million to the Company, of which $9.9 million was designated as an equity cure under the senior secured credit agreement which enabled the Company to maintain compliance with the debt to EBITDA leverage ratio

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

covenant. On May 14, 2012, the Company utilized $19.4 million to pay the maturing amount on the Revolving Loan and on May 24, 2012 utilized $13.4 million of the member contribution to pay a portion of the outstanding indebtedness under the senior secured credit facility.

Aggregate contractual future principal payments (excluding the effects of repayments for excess cash flow) of long-term debt for the years following December 31, 2012, are as follows:

December 31, 2013	$382,972
December 31, 2014	3,127,650
December 31, 2015	6,125,000
December 31, 2016	113,312,500

Total	$122,948,122

10. Related Party Transactions

On June 1, 2009, the Company sold 150 gaming machines and related gaming equipment to the former Chief Executive Officer of the Company, through a $655,060 promissory note, which bears interest at a rate of 8.5% per year, with all interest and principal payable upon maturity at June 1, 2011. Effective November 1, 2011, amounts outstanding under this obligation will be paid through the assigned proceeds from certain game positions currently placed in a Native American casino. Amounts due under this note receivable were $562,146 and $776,377 as of December 31, 2012 and 2011, respectively.

The Company had other receivables from related parties totaling $1,988,759 at December 31, 2010 which was presented as a contra-equity item within the accompanying consolidated statement of member’s deficit. The receivable was cancelled in 2011.

During 2010, the Company entered into a separate exclusive distributor agreement with Game Ingenuity (in which a related party is a principal) to place or sell games developed utilizing Game Ingenuity intellectual property into all markets where the Company is licensed or will be licensed within one year from the placement of the first game, or as otherwise mutually agreed between the parties. During 2012 and 2011 the Company has not incurred any expense as part of this agreement.

During 2012 and 2011, the Company’s member contributed capital totaling $60.7 million and $13.8 million respectively, to the Company. Approximately $50.7 million of the 2012 contributed capital was utilized to cure debt covenant violations, repay the current obligations of debt (See Note 8), finance the final payment of the Definitive Agreement (See Note 5) and to provide working capital for the Company. $10.0 million of the 2012 contributed capital was a forgiveness of long-term debt to a related party that occurred in August 2012 associated with the Company entering the Initial Term Loan. The entire 2011 contributed capital was utilized to cure debt covenant violations and provide working capital for the Company (See Note 8)

For the years ended December 31, 2012 and 2011, we paid Alpine Management Services, III LLC $150,000 and $0, respectively, for consulting services.

On October 25, 2012 the Company assumed a note receivable which was held by Alpine AGS, LLC in the amount of $1,864,500, as further described in Note 3 for note receivable C.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

11. Write Downs and Other Charges

The consolidated statements of operation and comprehensive loss include various non-routine transactions or related party consulting fees. For the year end December 31, 2012, the Company had $3,663,886 in write downs and other charges that consisted of $3,513,886 of costs related to the write off of debt issue costs related to the 2007 UBS debt agreement and other costs incurred in conjunction with an unsuccessful financing transaction as well as $150,000 for consulting fees paid to a related party. For the year ended December 31, 2011, the Company had $2,249,436 of costs related to a failed debt offering.

12. Benefit Plans

The Company has implemented the AGS Holdings Inc. Phantom Units Plan (the “Plan”) which is intended to reinforce and encourage the continued attention and dedication of certain Covered Executives (as defined) to their assigned duties to the Company until a Change in Control (as defined) has occurred. Units of the Plan have been issued as a percentage and in terms of number of units within the Plan at a strike price of $56,000,000 and vest over a period of up to four years. The value of the units is determined as the product of the percentage held in the Plan and the summation of the enterprise value of the Company less the net debt of the Company less the strike price. The liability associated with the Plan will ultimately be settled for cash; therefore the Company will adjust the liability to its estimated fair value each reporting period through phantom unit compensation in the accompanying consolidated statement of operations. As of December 31, 2012, 905 phantom units were granted which represents 9.05% of the equity value of the Company that exceeds $56,000,000 plus membership contributions as define by the Plan. For the year ended December 31, 2012, the Company recognized an increase in the value of the plan of $653,596.

The Company has established a 401(k) defined contribution plan (the Plan) for its employees. The Plan allows employees to contribute up to 15% of their pretax earnings, and the Company may match a percentage of the contributions on a discretionary basis. The expense associated with the Plan for 2012, 2011, and 2010 was $182,464, $116,094, and $117,893, respectively.

13. Income Taxes

The Company did not record a current provision for state or foreign tax purposes for the years ended December 31, 2012, 2011 and 2010. The Company has experienced cumulative losses from its foreign subsidiary and does not incur current foreign income taxes. There are also no material entity level state taxes. As a pass-through entity for domestic federal income tax purposes, income or loss flows through to the limited liability company members who are taxed in their individual capacities on their distributive shares of partnership taxable income.

The reconciliation of income tax at the federal statutory rate to the actual effective income tax rate is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Federal statutory rate	35.0%	35.0%	35.0%
Non-taxable entities	(34.5)	(44.5)	(28.9)
Foreign rate differential	(0.1)	2.3	(1.5)
Valuation Allowance	(0.4)	7.2	(4.6)

	—	—	—

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The components of the deferred tax assets and liabilities consist of the following:

	December 31, 2012	December 31, 2011
Foreign deferred income tax assets:
Net operating loss carryforwards	$197,555	$287,294
Property and equipment	31,369	6,841
Intangible assets	356,972	125,765

Total foreign deferred income tax assets	585,896	419,900

Valuation allowance	(585,896)	(419,900)

Net foreign deferred income tax assets	$—	$—

In assessing the realizability of deferred tax assets, we consider whether it is “more likely than not” that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. We assess the realizability of deferred tax assets on a quarterly basis and have concluded that it is not more likely than not to recognize certain deferred tax assets. As a result, a valuation allowance was recorded against our deferred tax assets.

Accounting standards for accounting for uncertain tax positions require that tax positions be assessed using a two-step process. A tax position is recognized if it meets a “more likely than not” threshold, as is measured at the largest amount of benefit that is greater than 50% likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. It is the policy of the Company to recognize penalties and interest related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2012 and 2011, we have not recorded a reserve for uncertain tax positions or penalties and interest nor do we anticipate a significant change to the reserve for uncertain tax positions in the next 12 months.

The Company is not under audit by any federal, state or foreign jurisdiction for income taxes. The Company’s federal and state income tax filings since inception are open to examination. The Company’s international subsidiary is located in Canada, and the earliest tax year open to examination is 2008. The Company does not have U.S federal or state net operating loss carryforwards. The Company does have foreign net operating losses of $745,491 at December 31, 2012 which will begin to expire in tax years beginning after 2028.

14. Commitments and Contingencies

Leases

The Company leases administrative and warehouse facilities and certain equipment under non-cancelable operating leases. Rent expense was $686,002 and $600,452, $707,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Future minimum lease payments under these leases as of December 31, 2012, are as follows:

For the year ended December 31,	Amount
2013	$555,452
2014	440,815
2015	310,311
2016	179,740
2017	—

$1,486,318

The Company is subject to federal, state and Native American laws and regulations that affect both its general commercial relationships with its Native American tribal customers, as well as the products and services provided to them. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to their pending claims and litigation and may revise their estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial condition.

On October 11, 2011, the Company entered into a licensing agreement with Ripley’s Entertainment to develop casino games based in the “Ripley’s Believe it or Not” brand. The licensing agreement which, guarantees Ripley’s Entertainment $600,000 in royalties, commenced upon the execution of the agreement and will expire on September 30, 2014 subject to one year renewals at the option of the Company. The Company paid a prepaid royalty of $200,000 upon execution of the agreement and in October 2012 an additional $200,000 was advanced under the terms of the agreement.

On May 14, 2012, the Company entered into a licensing agreement with One Three Television, LLC (“One Three”) to develop casino games based in the “Are You Smarter than a 5th Grader” brand. The licensing agreement which, guarantees One Three $400,000 in royalties, will commence May 8, 2012 and expires on December 1, 2017 subject to a two year renewal at the option of the Company. The Company paid a prepaid royalty of $200,000 upon execution of the agreement and in December 2012 an additional $100,000 was advanced under the terms of the agreement.

On October 5, 2012, the Company entered into a licensing agreement with Freemantle Media North America, Inc. (“Freemantle”) to develop casino games based in the “Family Feud” brand. The licensing agreement which, guarantees Freemantle $650,000 in royalties, will commence October 5, 2012 and expires on December 31, 2017 subject to a three year renewal at the option of the Company. The Company paid a prepaid royalty of $200,000 upon execution of the agreement.

15. Subsequent Events

In connection with the preparation of its consolidated financial statements as of and for the year ended December 31, 2012, the Company has evaluated events that occurred between January 1, 2013 and April 17, 2013, to determine whether any of these events required recognition or disclosure in the 2012 financial statements, as required by FASB ASC Topic 855, Subsequent Events.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

In January 2013, the Company advanced $0.4 million in regards to Note C mentioned above.

On February 15, 2013, the Company drew the Second Delayed Draw Term Loan of $7.5 million to fund operations.

On February 22, 2013, the Company paid a contract renewal fee of $550,000 to extend the lease agreement with its second largest customer. These costs will be capitalized as an intangible and amortized over the life of the agreement.

On February 28, 2013, the Company paid a placement fee of $400,000 to renew the agreement with an existing customer. These costs will be capitalized as an intangible and amortized over the life of the agreement.

On March 29, 2013, the Company terminated its software license and option agreement with Pong Marketing and Promotions Inc. due to use of the software outside the scope of the uses permitted for in the agreement. All intangibles related to the license and agreement, were fully impaired for the year ended December 31, 2012 as discussed in the intangibles section of note 2.

On April 16, 2013, the Company entered into the first amendment to the 2012 UBS credit agreement which, among other items, changed the financial covenant requirements beginning with the first quarter of 2013 extending through the term of the agreement.

In October 2013, the Company entered into financing agreements to purchase 450 gaming machines from various third party suppliers for lease to a company that operates and service slot routes in Illinois. The agreements require monthly payments of interest and principle and have terms ranging from 24 to 36 months and carry an interest rate from 8.0% to 8.5%.

On November 22, 2013, the route operator referenced in Note C, completed a permanent financing agreement with a third party. As a condition of the financing, the Company received a principal payment of approximately $3 million as payment in full for specific loans. The Company waived all outstanding interest due on these loans through the date of the financing and will record the amount as a lease incentive and amortize the amount over the remaining length of the lease. The remaining notes have been consolidated into a single loan and will accrue interest at 13%. Interest payments will be in kind until such time as the third party debt is paid in full; however monthly amortization payments paid in cash will begin May 2015 and continue through the maturity of the loan.

AGS Capital, LLC

(A limited liability company)

Consolidated Balance Sheets

	As of
	September 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$8,620,709	$6,545,282
Restricted cash	100,000	200,000
Trade accounts receivable, net of allowance of $0.3 million and $0.5 million, respectively	6,532,917	7,949,287
Notes receivable—current portion	1,158,685	2,394,149
Inventories, net	4,708,324	5,376,581
Prepaid expenses	624,902	874,575
Deposits and other	2,582,904	1,837,437

Total current assets	24,328,441	25,177,311

Gaming equipment, vehicles and other equipment, net	37,255,438	40,267,363
Notes receivable, net of current portion, less allowance for doubtful accounts of $0 and $0.4 million, respectively	11,817,723	10,047,966
Interest receivable	786,734	—
Deferred loan costs, net	4,500,564	5,391,841
Intangible assets	31,331,542	39,644,021
Canadian tax receivable	3,974,398	3,369,905
Other assets	1,627,962	1,668,279

Total other assets	54,038,923	60,122,012

Total assets	$115,622,802	$125,566,686

Liabilities and Member’s Deficit
Current liabilities
Accounts payable and accrued liabilities	$5,607,328	$5,269,033
Due to related party	—	66,436
Accrued interest	2,002,118	2,016,597
Customer deposits on gaming machine leases	—	421,565
Current maturities of long-term debt	1,703,180	382,972

Total current liabilities	9,312,626	8,156,603

Phantom unit-plan liability	2,045,754	1,582,736
Long-term debt	124,133,163	117,768,326

Total liabilities	135,491,543	127,507,665

Commitments and contingencies
Member’s deficit
Member’s capital	136,672,633	136,672,633
Accumulated deficit	(157,043,126)	(139,138,386)
Accumulated other comprehensive income	501,752	524,774

Total member’s deficit	(19,868,741)	(1,940,979)

Total liabilities and member’s deficit	$115,622,802	$125,566,686

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

	Nine Months Ended September 30,
	2013	2012
Revenues
Gaming revenue	$41,956,943	$41,175,810
Gaming revenue—other	799,384	2,927,393
Equipment sales	1,226,197	696,713

Total revenues	43,982,524	44,799,916

Operating expenses
Gaming operating expenses	6,518,510	9,634,630
Cost of equipment sales	777,145	281,465
Loss on disposition of assets	775,427	463,984
General and administrative	12,496,688	10,768,040
Selling and marketing	2,537,615	2,544,003
Phantom unit compensation	463,018	653,596
Impairment of long lived assets	3,364,090	—
Impairment of intangibles	1,390,500	—
Impairment of goodwill	—	18,678,970
Write downs and other charges	202,500	3,585,939
Depreciation and amortization	21,715,919	21,332,495

Total operating expenses	50,241,412	67,943,122

Loss from operations	(6,258,888)	(23,143,206)
Other expense (income)
Interest expense	13,167,623	5,988,973
Interest income	(1,268,241)	(307,448)
Other income	(253,530)	(173,534)

Net loss	(17,904,740)	(28,651,197)
Foreign currency translation adjustment	(23,022)	55,117

Total comprehensive loss	$(17,927,762)	$(28,596,080)

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities
Net loss	$(17,904,740)	$(28,651,197)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	21,715,919	21,332,495
Accretion of contract rights under development agreements and customer agreements	2,968,198	3,034,971
Amortization of deferred loan costs and discount	1,864,461	1,005,423
Provision for bad debts	(173,605)	(95,572)
Payment in kind for interest on development loan	(426,003)	—
Interest income from imputed interest	(78,290)	(266,057)
Loss on disposition of assets	775,427	463,984
Impairment of long lived assets	3,364,090	—
Impairment of intangibles	1,390,500	—
Impairment of goodwill	—	18,678,970
Non-cash contract rights under development agreements	(152,631)	(81,707)
Write off of deferred loan costs	—	3,010,939
Phantom unit plan compensation	463,018	653,596
Changes in assets and liabilities that relate to operations
Decrease in restricted cash	100,000	—
Decrease in trade accounts receivable and notes receivable	951,311	1,086,559
Decrease (increase) in inventories, net	668,257	(2,569,539)
Decrease (increase) in prepaid expenses	172,949	(626,717)
Increase in deposits and other	(745,467)	(1,147,010)
Decrease in other assets, non-current	35,085	—
Increase (decrease) increase in accounts payable and accrued liabilities	346,576	(3,402,646)
Decrease in due to related party	(66,436)	—
(Decrease) increase in accrued interest	(14,479)	1,730,764
Decrease in customer deposits on gaming machine leases	(421,565)	—

Net cash provided by operating activities	14,832,575	14,157,256

Cash flows from investing activities
Advances under notes receivable	(1,460,165)	(4,150,000)
Collections under notes receivable	1,061,515	2,796,803
Increase in interest receivable	(786,734)	—
Increase in Canadian tax receivable	(717,984)	(825,998)
Payments received for Canadian tax receivable	—	1,180,384
Purchases of intangible assets	(2,451,218)	(22,032,382)
Software development and other	(3,559,722)	(3,342,310)
Proceeds from disposition of assets	171,404	78,899
Purchases of gaming equipment, vehicles and other equipment	(11,954,225)	(12,886,598)

Net cash used in investing activities	(19,697,129)	(39,181,202)

Cash flows from financing activities
Member contributions	—	50,687,518
Payments under notes payable	(369,943)	(443,995)
Borrowings under bank credit facility	7,500,000	109,800,000
Repayments on bank credit facility	—	(130,625,738)
Payment of deferred loan costs	(341,965)	(7,868,393)

Net cash provided by financing activities	6,788,092	21,549,392
Effect of exchange rates on cash and cash equivalents	151,889	(176,402)

Increase (decrease) in cash and cash equivalents	2,075,427	(3,650,956)
Cash and cash equivalents, beginning of period	6,545,282	10,786,609

Cash and cash equivalents, end of period	$8,620,709	$7,135,653

Supplemental cash flow information—Cash paid during the period for interest	$11,290,625	$3,252,786

Supplemental schedule of noncash investing and financing activities
Capital expenditures funded by settlement of customer receivable	$844,035	—
Lease incentive intangible related to discounted notes receivable	$155,965	—

The accompanying notes are an integral part of these consolidated financial statements.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

1. Organization and Business

AGS Capital, LLC (the Company) was formed in Delaware on September 8, 2005. The Company is a limited liability company with the following owned subsidiaries, AGS LLC (“AGS”), AGS Partners, LLC (“Partners”), AGS Financing Corp. (“Financing”), AGS Illinois LLLP (“AGS IL”) and American Gaming Systems Toronto, Ltd., f/k/a GTNA Solutions Corp. (collectively, “AGS Toronto”). The Company is a subsidiary of AGS Holdings, LLC which is a subsidiary of Alpine AGS, LLC. Although formed on September 8, 2005, the Company had no activity until September 20, 2005, the date Company’s wholly owned subsidiary, AGS LLC, acquired assets of Clapper Enterprises, Inc. and Worldwide Game Technology Corp. The Company operates in a single business segment and is a designer, manufacturer, distributor and operator of Class II and Class III gaming machines located in Native American and other gaming facilities. Capital’s gaming systems are typically provided to customers under revenue-sharing arrangements, but are also sold outright directly to customers. The Company offers content for its gaming systems that has been designed and developed by the Company, as well as game themes it has licensed from others. Partners was formed on June 22, 2006, and on June 29, 2006, Partners acquired certain assets of Aurora Gaming, Inc., Integrity Gaming, Inc. and Integrity Gaming Nevada, LLC (“Integrity”). BOL Finance, LLC (“BOL”) was formed by the Company on August 8, 2008, to finance distributors operating in Louisiana. It was capitalized through a note payable to the Company. AGS Toronto was formed on July 11, 2008, and capitalized through debt and equity contributions from the Company. AGS Toronto acquired certain assets of Gametronics, Inc. and Phone-Sweeps, Inc. on November 10, 2008. BOL was dissolved during 2011.

Proposed Acquisition by AP Gaming Acquisition, LLC

On September 16, 2013, the Company entered into an Equity Purchase Agreement (the “Acquisition Agreement”) by and among the Company and AP Gaming Acquisition, LLC, an affiliate of Apollo Management VIII, L.P. (“Apollo”) for $215 million in addition to a potential purchase price adjustment of up to $35 million, as defined. The Acquisition Agreement provides that Apollo will purchase 100% of the equity of AGS Capital, LLC from AGS Holdings, LLC.

The Agreement contains certain termination rights for both parties and under specific circumstances each party might be required to pay the counterparty a termination fee. The Agreement contains certain limitations on the operations of the Company during the period prior to the close of the transaction.

Consummation of the Acquisition Agreement is subject to customary conditions, including without limitation (i) the expiration or early termination of the waiting period applicable to the consummation of the proposed Acquisition Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (the “HSR Act”) (which waiting period expired as of 11:59 p.m. EDT on October 23, 2013 with no action by the Federal Trade Commission or the Department of Justice), (ii) the receipt of specified licenses, permits, and other approvals relating to AP Gaming Acquisition, LLC issued by certain governmental authorities, (iii) the successful financing by AP Gaming Acquisition, LLC and its affiliates to consummate the Acquisition Agreement, (iv) the absence of any law or order that is in effect and restrains, enjoins or otherwise prohibits the proposed Acquisition Agreement, (v) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Acquisition Agreement (subject to customary materiality qualifiers) and (vi) the absence of any change, effect, development or circumstance that, individually or in the aggregate, constitutes or is reasonably likely to constitute a Company Material Adverse Effect (as defined in the Acquisition Agreement).

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

During the nine months ended September 30, 2013, the Company incurred approximately $0.5 million of expenses related to the Acquisition Agreement. These expenses consisted primarily of payments to financial advisors and consultation with legal counsel, and were recorded in general and administrative expense.

No assurance can be given that the Agreement will be completed; however the transaction is anticipated to close in late 2013 or early 2014 depending on timing of various regulatory approvals required throughout the United States necessary to close the transactions and satisfaction of other closing conditions. The expectation is that the current $130 million senior secured credit agreement entered into on August 15, 2012 and further amended on April 16, 2013 will be repaid in full upon the close of the transaction.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of AGS Capital, LLC and its wholly owned subsidiaries, AGS, Partners, BOL and GTNA. All significant intercompany transactions and balances have been eliminated in the consolidation. In management’s opinion, all adjustments (which include normal recurring adjustments) necessary for the fair presentation of the results of operations, financial position and cash flows for the periods presented have been made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make decisions based upon estimates, assumptions, and factors considered relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of the estimates and assumptions. Accordingly, actual results could differ materially from those anticipated.

Revenue Recognition

The majority of the Company’s gaming revenue is of a recurring nature and is generated by providing customers with gaming terminals, gaming terminal content licenses and back-office equipment, which are collectively referred to as gaming equipment, under participation arrangements. Under these arrangements, the Company retains ownership of the gaming equipment installed at customer facilities, and receives revenue based on a percentage of the win per day generated by the gaming equipment. Certain arrangements require a portion of the facilities’ win per day to be set aside to be used to fund facility-specific marketing, advertising, promotions and service. These amounts are offset against revenue. Licensing revenue generated from the use of the Company’s software is recognized when earned and reported.

Revenues from the stand-alone product sales or separate accounting units are recorded when:

•	Persuasive evidence of an arrangement exists;

•	The sales price is fixed and determinable;

•	Delivery has occurred and services have been rendered; and

•	Collectability is probable.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

Cash and Cash Equivalents

Cash and equivalents consist primarily of deposits held at major banks and other marketable securities with original maturities of 90 days or less.

Restricted Cash

Restricted cash amounts represent funds held in escrow as collateral for the Company’s surety bonds for various gaming authorities.

Notes Receivable and Development Agreements

The Company enters into development agreements to provide financing for new tribal gaming facilities, or for the expansion of existing facilities. In return, the customer commits to a fixed number of gaming terminal placements in the facility, and the Company receives a fixed percentage of those gaming terminals’ win per day over the term of the agreement or a daily fee per gaming terminal. Certain agreements contain performance standards for the gaming terminals that could allow the facility to reduce a portion of the guaranteed floor space. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the win to be used for repayment of some or all of the advances. Amounts advanced in excess of those reimbursed by the customer for real property and land improvements are allocated to intangible assets and amortized over the life of the contract. Interest income related to notes receivables is recorded as interest income in the statement of operations and comprehensive loss.

Generally, the Company utilizes the term of a contract to amortize the intangible assets associated with development agreements. The Company reviews the carrying value of these contract rights at least annually, or whenever changes in circumstances indicate the carrying value of these assets may not be recoverable. While management believes that the estimates and assumptions used in evaluating the carrying value of these assets are reasonable, different assumptions could materially affect either the carrying value or the estimated useful lives of the contract rights.

The Company assesses the impairment of notes and development agreements receivables whenever events or changes in circumstances indicate the carry value may not be realized. Impairment is measured based on the present value of the expected future cashflows and is recorded as bad debt expense in the period of assessment.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts related to the accounts receivable and notes receivable that have been deemed to have a high risk of collectability. The Company reviews the accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company analyzes historical collection trends and changes in the customers’ payment patterns, customer concentration, and credit worthiness when evaluating the adequacy of the allowance for doubtful accounts. A large percentage of receivables are with Native American tribes that have their reservations and gaming operations in the state of Oklahoma, and the Company has concentrations of credit risk with several tribes. The Company includes any receivable balances that are determined to be uncollectible in the overall allowance for doubtful accounts. Changes in the assumptions or estimates reflecting the collectability of certain accounts could materially affect the allowance for both trade and notes receivable.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

Inventories

Inventories consist primarily of parts and supplies that are used to repair and maintain machinery and equipment. Inventories are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out (“FIFO”) method for all components of inventory. The Company regularly reviews inventory quantities and update estimates for the net realizable value of inventories. This process includes examining the carrying values of parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of the inventories, the current and projected sales levels for such products, the projected markets for such products and the costs required to sell the products, including refurbishment costs. Changes in the assumptions or estimates could materially affect the inventory carrying value.

Gaming Equipment, Vehicles and Other Equipment

The cost of gaming equipment, consisting of fixed-base player terminals, file servers and other support equipment as well as vehicles and other equipment, is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting. Repairs and maintenance costs are expensed as incurred. The Company annually evaluates the estimated lives used to depreciate assets. The estimated useful lives are as follows:

Gaming equipment deployed	4 to 5 years
Vehicles and other equipment	3 to 7 years

The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future cash flows expected to be generated by the asset whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s policy is to provide reserves, when necessary, for excess or obsolete gaming terminals on hand that it does not expect to be used. Reserves are based upon several factors, including estimated forecast of gaming terminal demand for placement into casinos. While the Company believes that the estimates and assumptions used in evaluating the carrying amount of these assets are reasonable, different assumptions could affect either the carrying amount or the estimated useful lives of the assets, which could have a significant impact on the results of operations and financial condition. The Company recognized an impairment charge for obsolete gaming terminals of $3,364,090 and $0 for the nine months ending September 30, 2013 and 2012, respectively.

Intangible Assets

The Company reviews its identifiable definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized for long-lived assets and identifiable intangibles, other than goodwill, when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’ carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

The Company recognized an impairment charge of $1,390,500 for the nine months ended September 30, 2013. The amount relates to a lease incentive associated with a long-term lease with a gaming operator in Illinois entered into in 2010 for which the lease was amended in September 2013. We did not record an impairment charge in the nine months ended September 30, 2012.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

Goodwill

The Company is required to perform an annual goodwill impairment review, and depending upon the results of that measurement, the recorded goodwill may be written down and charged to income from operations when its carrying amount exceeds its estimated fair value. Goodwill is reviewed for possible impairment annually on September 30 of each year or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable, such as a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, or a loss of key personnel. During the Company’s impairment testing for the nine months ended September 30, 2012, the Company recorded an impairment charge of $18,678,970 which amounted to the entire balance of goodwill. The impairment is a result of the combination of an increase in our weighted average cost of capital primarily related to the increased interest rate related to the 2012 UBS debt and reduced projected revenue within our long-term operating plan. No impairment was recorded for the nine months ending September 30, 2013.

Customer Deposits on Gaming Machine Leases

The Company held deposits totaling $0 and $421,565 at September 30, 2013 and December 31, 2012, respectively from third- party distributors as deposits on gaming machines leases. In September 2013, the Company recognized the remainder of the deposit as other income.

Accounting for Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal and state income tax purposes. As a result, any federal (and most state) items of income or loss, and any income tax credits, are passed through to our ultimate owner for inclusion in its individual income tax returns. Prior to March 2010, the Company was a partnership for federal and state income tax purposes. Accordingly, no provision for federal or state income taxes is included in the consolidated financial statements. However, the Company is subject to certain foreign income taxes incurred by its Canadian subsidiary.

The Company’s tax returns are subject to examination by federal and state authorities. If such examinations occur and result in changes with respect to any partnership qualifications or changes to distributable income or loss, the tax liability of the members may be changed accordingly.

Costs of Computer Software

Internally developed gaming software is accounted for under FASB ASC Topic 985-20, Costs of Software to Be Sold, Leased or Marketed, and is stated at cost, which is amortized over the estimated useful lives of the software, generally using the straight-line method. Software development costs are capitalized once technological feasibility has been established and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made.

Research and Development

The Company conducts research and development activities primarily to develop new gaming platforms and gaming content. These research and development costs consist primarily of salaries and benefits and are expensed as incurred. Once the technological feasibility of a project has been established, capitalization of development costs begins until the product is available for general release.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

Contingencies

The Company assesses its exposures to loss contingencies including claims and legal proceedings and accrues a liability if a potential loss is considered probable and the amount can be estimated. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, if the actual loss from a contingency differs from management’s estimate, there could be a material impact on the results of operations or financial position. Operating expenses, including legal fees, associated with contingencies are expensed when incurred.

Foreign Currency Translation

The financial statements of the Company’s Canadian subsidiary are translated into U.S. dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for income statement accounts. The effects of these translations are recorded as a component of other accumulated comprehensive loss in member’s deficit.

New Accounting Standards

On January 1, 2013, we adopted Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires the disclosure of changes to accumulated other comprehensive income to be presented by component on the face of the financial statements or in a separate note to the financial statements. This ASU also requires the disclosure of significant items reclassified out of accumulated other comprehensive income to net income during the period either on the face of the financial statements or in a separate note to the financial statements. See Note 13.

2. Notes Receivable

At September 30, 2013 and December 31, 2012, notes receivable consisted of the following:

	2013	2012
Note A	$—	$671,032
Note B	760,839	1,059,907
Note C	9,818,168	8,932,000
Note D	1,049,869	1,049,869
Note E	844,035	—
Other, net	503,497	729,307

Total notes receivable, net	12,976,408	12,442,115
Less: Current portion	(1,158,685)	(2,394,149)

Notes receivable—long term	$11,817,723	$10,047,966

Note A

On June 14, 2007, the Company committed to a significant, existing tribal customer to provide $18,750,000 for part of the funding for a facility expansion. In return, the Company received the right to approximately 10%

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

of the additional 4,000 gaming units expected to be placed in the expanded facility. The agreement allows the customer to buy out the Company’s right to floor space after the note has been repaid. The Company advanced its total commitment of $18,750,000 in 2007. On September 4, 2008, the agreement was amended to reduce the development funding from $18,750,000 to $9,375,000 in return for a reduction in the number of gaming units to be placed in the facility, from 10% of total expected units to 5%. The Company paid $150,000 to modify the agreement and was repaid $9,375,000 in 2008. In addition, the Company recorded a $532,980 loss in 2008 on restructuring of the note receivable that was due primarily from the difference in value between the unamortized intangible asset and the unearned discount for the receivable at the time that the agreement was restructured. The amended development agreement specifies that the note receivable will be repaid out of net profits, as defined in the agreement, in excess of $9,000,000 per month. As the collections on the note are received and the expected timing of the payments is re-evaluated, the imputed interest rate earned is evaluated and may change. As of May 2013 the note has been repaid in full. The Company recorded $45,726 and $185,485 of imputed interest during the nine months ended September 30, 2013 and September 30, 2012, respectively. As of September 30, 2013 and December 31 2012, the balance of the note receivable has been reduced by an unamortized discount of $0 and $45,726, respectively.

Note B

On September 20, 2010, the Company entered into a development agreement and committed $1,455,250 to an existing tribal customer to provide part of the funding for the development and construction of a gaming facility in Oklahoma. In return, the Company received the right to approximately 20% of the new square footage of all Available Gaming Floor Space in the Project, as defined, provided that in no event the Company will have no more or less than 50 gaming units for a period of six years and eleven months subject to certain performance criteria, as defined. The agreement allows the customer to buy out the Company’s right to floor space after the note has been repaid. The amended development agreement specifies that the note receivable will be repaid out of the Net Profits, as defined in the agreement, in excess of $500,000 per month. As the collections on the note are received and the expected timing of the payments is re-evaluated, the imputed interest rate earned is evaluated and may change. Based upon the trend of collections to date and expected future collection, the imputed interest rate approximates 4.65%. The Company recorded $32,564 and $58,601 of imputed interest during the nine month ended September 30, 2013 and September 30, 2012, respectively. As of September 30, 2013 and December 31, 2012, the balance of the note receivable has been reduced by an unamortized discount of $17,696 and $50,261, respectively.

Note C

On December 15, 2010 and further amended on November 17, 2011 and December 8, 2011, the Company entered into an agreement to loan funds not to exceed $2,250,000 with a company that operates and services slot routes in Illinois. As of December 31, 2011, the Company has fully funded the loan under this agreement. Full funding of the loan was predicated on the route operator acquiring the rights to place VGT’s at a minimum of 135 locations pursuant to Use Agreements, as defined. On March 6, 2012, the Company executed an Amended and Restated Loan Agreement (“Restated Loan”) with the holder of Note C. The Restated Loan provides for a Route Acquisition Tranche of $4,650,000 and an operational tranche of $750,000. The Restated Loan was amended July 25, 2012 to increase the operational tranche to $950,000. On October 25, 2012 the Company assumed a loan agreement of $1,864,500 from a related party. On December 20, 2012, the Company extended a second operational tranche for $1,417,500 and as well as the “Vault Promissory Note” for $467,500, which was amended on March 6, 2013 and increased to $510,165, for funds to acquire certain route equipment.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

Interest is payable at a rate of 13% or 15% for various notes, on the outstanding balance until the note matures on dates ranging from March 9, 2016 to December 31, 2016. Repayment of the note principal and interest will be in monthly installments and will begin at various dates. The Company is recognizing interest income on percentage basis of live units to expected total deployments.

On February 1, 2013 the Company entered into an intercreditor agreement that subordinates all principal amounts owed under each note to a third party as well as requires all interest payments are made in-kind until the first lien obligation is paid in full, which currently can be a maximum amount of $6,000,000.

As of September 30, 2013 the Company determined that the loan assumed from a third party for $1,864,500 was impaired due to a decrease in the original interest rate from 15% to 13% and recorded a $130,303 allowance against the loan balance. See Note 14 for more information on the change to the notes.

Note D

On January 12, 2011 and March 10, 2011, the Company loaned $864,000 and $185,869, respectively, in exchange for promissory notes to an entity. Interest is payable at a rate of 13%. Repayment of principal and interest is based on excess operational cash flow of the borrower and begins the month after the first game was available for public use. All accrued and unpaid interest prior to the first payment of principal must be paid on this day as well. The Company is recognizing interest income on percentage basis of live units to expected total deployments. The Company retains a claim on the general assets of the entity as collateral.

On March 30, 2012, the holder of Note C entered into a management agreement with the holder of Note D to manage the routes acquired by the holder of Note D. As part of that agreement, the holder of Note C assumed the holder of Note D’s obligation to the Company through the execution of a Loan Assumption and Release Agreement dated March 30, 2012.

On February 1, 2013 the Company entered into an intercreditor agreement that subordinates all principal amounts owed under each note to a third party as well as requires all interest payments are made in-kind until the first lien obligation is paid in full, which currently can be a maximum amount of $6,000,000.

Note E

On September 27, 2013 the Company loaned $1,000,000 to a company that operates and service slot routes in Illinois in part to pay off 100 gaming machines that were financed with third parties, with the remainder utilized to fund a cash payment to settle current receivables to the Company. The gaming machines were in turn transferred to the Company as partial settlement of outstanding receivables in conjunction with amended lease and equipment agreements. The note carries a 2% per annum simple interest rate and has monthly payments of principal and interest in equal amounts amortized over the 36 month life of the loan. The note is collateralized by a $1,000,000 letter of credit issued by a bank. As of September 30, 2013, the balance of the note receivable has been reduced by an unamortized discount of $155,965.

Other Notes Receivable

Other notes receivable represent arrangements with other customers related to the Company’s advances for the construction and development of casino expansions or the Company’s financing of the sale of gaming machines to customers. Interest rates and maturities of the notes vary as do principal and interest payments. The Company assesses collectability under these agreements and reserves for estimated uncollectible amounts.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

3. Contract rights under development agreements and customer agreements

The Company enters into development agreements and placement fee agreements with certain customers to secure floor space under lease agreements for its gaming machines. Amounts paid in connection with the development agreements are repaid to the Company in accordance with the terms of the agreement, whereas placements fees are not reimbursed. Placement fees can be in the form of cash paid upfront or free lease periods and are accreted over the life of the contract and the expense is recorded as a reduction of revenue. For the nine months ended September 30, 2013 and 2012, $2,968,198 and $3,034,971, respectively, were recorded as a reduction of revenue as accretion of contract rights under development agreements and customer agreements.

The following amounts related to development agreements and placement fee agreements are including in the following balance sheet items:

	As of September 30, 2013	As of December 31, 2012
Notes receivable, net	$12,529,785	$11,782,808
Contract rights under development agreements and customer agreements, net	$10,658,297	$11,973,298

4. Gaming Equipment, Vehicles and Other Equipment

Gaming equipment, vehicles and other equipment consist of the following at September 30, 2013 and December 31, 2012:

	2013	2012
Gaming equipment	$82,878,511	$77,559,874
Vehicles and other equipment	14,057,381	12,988,667
Less: Accumulated depreciation	(59,680,454)	(50,281,178)

	$37,255,438	$40,267,363

In September 2013, the Company reached an agreement with a company that operates and service slot routes in Illinois to settle outstanding lease fees owed. As a condition of the agreement, 100 gaming machines were transferred to the Company as a partial settlement of the receivable. The Company has estimated the value of the machines at $844,035, pending a third party appraisal, which is reflected in the amounts presented above.

In September 2013, the Company recognized an impairment charge for obsolete gaming terminals of $3,364,090.

Gaming equipment, vehicles and other equipment are depreciated over the respective useful lives of the assets ranging from three to seven years. Depreciation expense was $11,505,379 and $9,827,534 for the nine months ended September 30, 2013 and September 30, 2012, respectively.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

5. Goodwill and Intangibles

As of September 30, 2013 and December 31, 2012, the Company’s intangible assets consisted of the following:

	2013			2012
	Gross Value	Accumulated Amortization	Net Carrying Value	Gross Value	Accumulated Amortization	Net Carrying Value
Contract rights under development agreements	$20,498,476	$(16,054,782)	$4,443,694	$20,188,400	$(14,462,485)	$5,725,915
Customer relationships	32,222,850	(32,222,850)	—	32,222,850	(31,634,026)	588,824
Customer agreement	9,813,933	(4,989,830)	4,824,103	9,837,300	(3,589,917)	6,247,383
Covenants not to compete	525,559	(525,374)	185	525,745	(524,692)	1,053
Third party licenses	28,818,500	(14,274,984)	14,543,516	28,818,500	(7,818,902)	20,999,598
Internally developed gaming software	21,746,366	(16,897,744)	4,848,622	18,547,767	(14,640,132)	3,907,635
Purchased software	10,480,066	(7,808,644)	2,671,422	9,658,842	(7,485,229)	2,173,613
Goodwill	—	—	—	—	—	—

	$124,105,750	$(92,774,208)	$31,331,542	$119,799,404	$(80,155,383)	$39,644,021

On January 9, 2012, the Company entered into a definitive agreement (the “Definitive Agreement’) with Bluberi Gaming Technologies, Inc. (“Bluberi”) pursuant to which the Company agreed to terminate its existing distribution agreement with Bluberi (the “Existing Distribution Agreement”) and to purchase all of Bluberi’s right, title and interest in certain game titles covered by the Existing Distribution Agreement (the “Bluberi Transaction”). In connection therewith, the Company agreed to pay $22.8 million to Bluberi and to enter into a five-year service agreement with Bluberi for which the Company would pay Bluberi a $2.0 million servicing fee paid ratably over the term of the service agreement and a one-time $1.0 million performance-based bonus. According to the Definitive Agreement, $3.5 million was due to Bluberi upon execution of the Definitive Agreement and $19.3 million (the “Balance”) was due no later than February 28, 2012 subject to certain restrictions as defined. At the Company’s option, payment of the $19.3 million could be extended one month by paying $2.5 million (the “First Option Payment”) no later than February 28, 2012 and could be extended an additional month by paying $2.5 million (the “Second Option Payment”) no later than March 31, 2012 with both payments applying to the Balance. On March 27, 2012, an addendum to the Definitive Agreement was executed which eliminated the Second Option Payment and replaced it with payments of $500,000 due March 30, 2012, April 6, 2012, April 13, 2012, April 20, 2012 and April 27, 2012. On May 11, 2012, the Company made its final payment in accordance with the Definitive Agreement and its addendum using proceeds from the capital contribution (see Note 9).

On April 2, 2012, the Company entered into a Letter of Intent to purchase the assets of a video lottery terminal business for a total cash consideration of $5.0 million dollars. $1.8 million of the purchase price would be paid upon the execution of an asset purchase agreement and $3,000,000 would be paid at closing. On April 5, 2012, the Company paid a $200,000 (the “Lock-up Fee”) to secure a 60-day exclusivity period, to perform due diligence related to the acquisition. The Company also received a license for a game title as consideration for the

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

Lock-up Fee. The payment of the Lock-up Fee is included as part of purchased software on the Company’s consolidated financial statements. On May 31, 2012, the Company terminated its Letter of Intent for the acquisition and received a license for an additional game title.

On July 13, 2012, the Company entered into a contract rights under development agreement with a new tribal customer for the right to place Class II games in exchange for a single up-front payment of $640,000. The amount will be amortized over the life of the agreement.

On February 22, 2013, the Company paid a contract renewal fee of $550,000 to extend the lease agreement with its second largest customer. These costs were capitalized as an intangible and amortized over the life of the agreement.

On February 28, 2013, the Company paid a placement fee of $400,000 to renew the agreement with an existing customer. These costs were capitalized as an intangible and amortized over the life of the agreement.

During 2013, the Company has entered into multiple development agreements with various third parties to provide new content or update current content for new markets. Payments are due when certain targets are reached in the development process.

In September 2013, the Company recognized an impairment charge for an intangible related to a lease incentive paid to a company that operates and services slot routes in Illinois of $1,390,500.

Intangibles are amortized over the respective useful lives of the assets ranging from two to ten years. Amortization expense related to intangibles, inclusive of accretion of contract rights under development agreements and customer agreements, was $13,173,505 and $14,539,932 for the nine months ended September 30, 2013 and 2012, respectively.

Amortization expense related to contract rights under development agreements and customer agreements, or accretion of contract rights under development agreements and customer agreements, is netted against gaming revenue in the accompanying statements of operation and other comprehensive loss.

6. Canadian Tax Receivable

Certain Company expenditures incurred through its subsidiary AGS Toronto are eligible for the Ontario Interactive Digital Media Tax Credit (“OIDMTC”). The OIDMTC is a refundable payroll tax credit paid to corporations that develop interactive digital media products within Ontario. The OIDMTC is based upon the Ontario labor expenditures and eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to eligible products. For a certified game developer, eligible expenses include Ontario salaries and wages. The developer must incur at least $1 million of Ontario labor expenses per year developing eligible interactive digital media games to qualify. The Company has recognized a Canadian Tax Receivable related to the OIDMTC of $3,974,398 and $3,369,905 as of September 30, 2013 and December 31, 2012, respectively. In September 2012, the Company collected $1,180,856 for the 2009 application and filed applications for 2010 and 2011 in May 2013. The application for 2012 was filed in October 2013.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at September 30, 2013 and December 31, 2012 are as follows:

	2013	2012
Trade accounts payable	$1,436,900	$512,100
Salary and payroll tax accrual	1,436,814	1,277,822
Accrued commission	269,810	212,803
Accrued other	2,463,804	3,266,308

	$5,607,328	$5,269,033

8. Long-term Debt

Long-term debt consisted of the following at September 2013 and December 31, 2012:

	2013	2012
$115 million Initial Term Loan, interest above LIBOR or base rate (11.50% at September 30, 2013), net of unamortized discount of $4.2 million	$110,758,163	$110,203,176
$15 million Delayed Draw Term Loan, interest above LIBOR or base rate (11.50% at September 30, 2013).	15,000,000	7,500,000
Aristocrat long-term note payable	78,180	448,122

Total debt	125,836,343	118,151,298
Less—Amounts due within one year	(1,703,180)	(382,972)

Long-term debt	$124,133,163	$117,768,326

On August 15, 2012, the Company entered into a $130 million senior secured credit agreement with UBS Securities, LLC (“UBS”). Under this credit agreement the Company borrowed $115 million as an Initial Term Loan and utilized the proceeds to repay all amounts outstanding under the May 14, 2007 UBS credit agreement and fund operations. The agreement includes a $15 million Delayed Draw Term Loan commitment, which was fully drawn as of February 15, 2013. The Initial Term Loan and the Delayed Draw Term Loans, collectively the “Term Loans”, accrue interest at LIBOR or base rate, at the borrower’s election, subject to an interest rate floor plus an applicable margin rate. Aggregate principal amounts of the Term Loans are payable in quarterly installments equal to 1.25% of the outstanding balance beginning September 30, 2014 with the final installment payable at August 15, 2016. The Term Loans are subject to certain financial covenants and other covenants including a total leverage ratio and an interest coverage ratio, as well as limits on capital expenditures. The Company was in compliance with all covenants as of September 30, 2013.

On April 16, 2013, the Company entered into the first amendment to the 2012 UBS credit agreement which, among other items, revised the financial covenant requirements beginning with the first quarter of 2013 extending through the term of the agreement.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

9. Related Party Transactions

On June 1, 2009, the Company sold 150 gaming machines and related gaming equipment to the former Chief Executive Officer of the Company, through a $655,060 promissory note, which bears interest at a rate of 8.5% per year, with all interest and principal payable upon maturity at June 1, 2011. Effective November 1, 2011, amounts outstanding under this obligation will be paid through the assigned proceeds from certain game positions currently placed in a Native American casino. Amounts due under this note receivable were $446,623 and $562,146 as of September 30, 2013 and December 31, 2012, respectively.

The Company had other receivables from related parties totaling $1,988,759 at December 31, 2010 which was presented as a contra-equity item within the accompanying consolidated statement of member’s deficit. The receivable was cancelled in 2011.

During 2010, the Company entered into a separate exclusive distributor agreement with Game Ingenuity (in which a related party is a principal) to place or sell games developed utilizing Game Ingenuity intellectual property into all markets where the Company is licensed or will be licensed within one year from the placement of the first game, or as otherwise mutually agreed between the parties. During 2012 and 2011 the Company has not incurred any expense as part of this agreement.

During 2012 and 2011, the Company’s member contributed capital totaling $60.7 million and $13.8 million respectively, to the Company. Approximately $50.7 million of the 2012 contributed capital was utilized to cure debt covenant violations, repay the current obligations of debt (See Note 8), finance the final payment of the Definitive Agreement (See Note 5) and to provide working capital for the Company. $10.0 million of the 2012 contributed capital was a forgiveness of long-term debt to a related party that occurred in August 2012 associated with the Company entering the Initial Term Loan. The entire 2011 contributed capital was utilized to cure debt covenant violations and provide working capital for the Company (See Note 8)

On October 25, 2012 the Company assumed a note receivable which was held by Alpine AGS, LLC in the amount of $1,864,500, as further described in Note 3 for note receivable C.

10. Write Downs and Other Charges

The consolidated statements of operation and comprehensive loss include various non-routine transactions and related party consulting fees. For nine months ended September 30, 2013 write downs and other charges consisted of $202,500, for consulting fees paid to a related party for 2013 offset by a $22,500 refund of debt costs related to the 2007 UBS debt paid in 2012. For the nine months ended September 30, 2012 write downs and other charges consisted of $3,585,939 of costs related to the write off of debt issues costs related to the 2007 UBS debt agreement and other costs in conjunction with an unsuccessful financing transaction as well as $75,000 for consulting fees paid to a related party.

11. Benefit Plans

The Company has implemented the AGS Holdings Inc. Phantom Units Plan (the “Plan”) which is intended to reinforce and encourage the continued attention and dedication of certain Covered Executives (as defined) to their assigned duties to the Company until a Change in Control (as defined) has occurred. Units of the Plan have been issued as a percentage and in terms of number of units within the Plan at a strike price of $56,000,000 and vest over a period of up to four years. The value of the units is determined as the product of the percentage held

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

in the Plan and the summation of the enterprise value of the Company less the net debt of the Company less the strike price. The liability associated with the Plan will ultimately be settled for cash; therefore the Company will adjust the liability to its estimated fair value each reporting period through phantom unit compensation in the accompanying consolidated statement of operations. As of September 30, 2013 and 2012, 1055 and 905, respectively, of phantom units were granted which represents 10.55% and 9.05% of the equity value of the Company that exceeds $56,000,000 plus membership contributions as define by the Plan. For the nine months ended September 30, 2013, the Company has assessed the liability of the plan based on estimated purchase price as indicated in the Acquisition Agreement and recorded an expense of $463,018 and $653,596, respectively, which was included in general administrative expense.

On April 1, 2013 the Plan was amended to increase the strike price to $90,000,000 until January 1, 2014 at which time it shall increase to $115,000,000.

12. Commitments and Contingencies

On October 11, 2011, the Company entered into a licensing agreement with Ripley’s Entertainment to develop casino games based in the “Ripley’s Believe it or Not” brand. The licensing agreement which, guarantees Ripley’s Entertainment $600,000 in royalties, commenced upon the execution of the agreement and will expire on September 30, 2014 subject to one year renewals at the option of the Company. The Company paid a prepaid royalty of $200,000 upon execution of the agreement and in October 2012 an additional $200,000 was advanced under the terms of the agreement.

On May 14, 2012, the Company entered into a licensing agreement with One Three Television, LLC (“One Three”) to develop casino games based in the “Are You Smarter than a 5th Grader” brand. The licensing agreement which, guarantees One Three $400,000 in royalties, will commence May 8, 2012 and expires on December 1, 2017 subject to a two year renewal at the option of the Company. The Company paid a prepaid royalty of $200,000 upon execution of the agreement and in December 2012 an additional $100,000 was advanced under the terms of the agreement.

On October 5, 2012, the Company entered into a licensing agreement with Freemantle Media North America, Inc. (“Freemantle”) to develop casino games based in the “Family Feud” brand. The licensing agreement which, guarantees Freemantle $650,000 in royalties, will commence October 5, 2012 and expires on December 31, 2017 subject to a three year renewal at the option of the Company. The Company paid a prepaid royalty of $200,000 upon execution of the agreement.

On February 28, 2013, the Company entered into a licensing and security interest agreement with Pay it Again Poker, LLC to purchase all rights, title and interest in and to Pay it Again Poker’s SuperChance Poker trademark and patents. The Company prepaid a $100,000, nonrefundable royalty payment due 15 days after execution of the agreement, with a final non-refundable, minimum royalty payment of $400,000 due on or before December 1, 2013. The trademark and patents are subject to an exclusive license back for all internet rights and other non-slot machine applications.

During 2013, the Company has entered into multiple development agreements with various third parties to provide new content or update current content for new markets. Payments are due when certain targets are reached in the development process.

AGS Capital, LLC

(A limited liability company)

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013 and 2012

13. Supplemental Accumulated Other Comprehensive Income Information

Changes in the balance of accumulated other comprehensive income, by component, are presented below:

	Currency Translation Adjustments	Total
At December 31, 2012	$524,774	$524,774
Other comprehensive loss	(23,022)	(23,022)

At September 30, 2013	$501,752	$501,752

14. Subsequent Events

In October 2013, the Company entered into financing agreements to purchase 450 gaming machines from various third party suppliers for lease to a company that operates and service slot routes in Illinois. The agreements require monthly payments of interest and principle and have terms ranging from 24 to 36 months and carry an interest rate from 8.0% to 8.5%.

On November 22, 2013, the route operator referenced in Note C, completed a permanent financing agreement with a third party. As a condition of the financing, the Company received a principal payment of approximately $3 million as payment in full for specific loans. The Company waived all outstanding interest due on these loans through the date of the financing and will record the amount as a lease incentive and amortize the amount over the remaining length of the lease. The remaining notes have been consolidated into a single loan and will accrue interest at 13%. Interest payments will be in kind until such time as the third party debt is paid in full; however monthly amortization payments paid in cash will begin May 2015 and continue through the maturity of the loan.